
11006124


SEC MAIL PROCESSING
RECEIVED
APR 0 5 2011
WASH, D.C. 211 SECTION


UNION
PACIFIC

BUILDING AMERICA®

UNION PACIFIC CORPORATION
2010 ANNUAL REPORT ON FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission File Number 1-6075

UNION PACIFIC CORPORATION

(Exact name of registrant as specified in its charter)

UTAH	**13-2626465**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1400 DOUGLAS STREET, OMAHA, NEBRASKA
(Address of principal executive offices)

68179
(Zip Code)

(402) 544-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Common Stock (Par Value $2.50 per share)	**New York Stock Exchange, Inc.**

- Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No
- Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No
- Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
- Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No
- Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑
- Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
  Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
- Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

As of June 30, 2010, the aggregate market value of the registrant's Common Stock held by non-affiliates (using the New York Stock Exchange closing price) was $38.3 billion.

The number of shares outstanding of the registrant's Common Stock as of January 28, 2011 was 491,001,416.

Documents Incorporated by Reference – Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 5, 2011, are incorporated by reference into Part III of this report. The registrant's Proxy Statement will be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

UNION PACIFIC CORPORATION
TABLE OF CONTENTS

February 4, 2011

Fellow Shareholders:

As our country and our Company emerged from the shadow of the economic recession, the men and women of Union Pacific demonstrated agility and resiliency to meet the evolving transportation needs of our customers. The result was a break-out performance in 2010 that culminated in a record year.

The actions taken to support our core strategy of safety, service and customer value positioned us to successfully handle growing volumes. With strengthening business demand, our service remained excellent and we achieved many new safety records. Customers gave us their highest satisfaction marks ever, and many rewarded us with new business. They recognize the value of our diverse service offerings and the efficiency we add to their supply chains. In return, we've kept our commitment, making strategic investments in infrastructure, facilities, equipment and technology.

These investments further support UP's commitment to our shareholders to increase profitability and grow financial returns. In 2010, we achieved new financial milestones, including a 70.6 percent operating ratio and a 10.8 percent return on invested capital. We also returned more cash directly to shareholders, increasing the dividend 41 percent and repurchasing nearly $1.25 billion of shares. UP's stock price reached new highs in 2010, increasing 45 percent and outpacing the S&P 500 by more than 30 points.

With the foundation of a record year as our springboard, we look forward to even greater opportunities to grow our business, with the same commitment to safely serving our customers and increasing our financial returns. One clear opportunity comes from an expanding global economy and greater international demand for freight transportation, which already accounts for almost one third of UP's revenue base. The growing U.S. population alone is expected to increase freight demand 30 percent over the next 20 years and further crowd our highways. The Department of Transportation recognized that need when it set the goal of developing strategies to attract 50 percent of all shipments 500 miles or greater to intermodal rail. They see what we see every day – America needs more rail.

Our strategic capital investments will help us tap into that future growth potential. This is illustrated by projects such as double tracking our Sunset Corridor, where we are speeding global commerce between Asia and our nation's growing consumer base. This is a business model that works – invest, grow the business, increase returns and invest again.

Great service, coupled with our logistics expertise and continued investment for the future, enables UP to offer a strong door-to-door value proposition. Through efforts such as the "You'll Find Us" advertising campaign, customers who never before considered rail are turning to us to coordinate shipments across town, across the country and around the world. Shippers also have a growing appreciation for UP's "green" profile and our ability to deliver safe, fuel-efficient service.

It's clear that the opportunity to grow and prosper is well within our reach. This is the mission of the 43,000-plus Union Pacific employees who are "dedicated to serve." Through innovation, teamwork and some good old-fashioned hard work, we have set a course for growth designed to generate strong financial returns in the years ahead.



Chairman, President and
Chief Executive Officer

DIRECTORS AND SENIOR MANAGEMENT

BOARD OF DIRECTORS

Andrew H. Card, Jr.
Consultant and Professional Speaker
Board Committees: Audit, Finance

Erroll B. Davis, Jr.
Chancellor
University System of Georgia
Board Committees: Compensation and Benefits (Chair), Corporate Governance and Nominating

Thomas J. Donohue
President and Chief Executive Officer
U.S. Chamber of Commerce
Board Committees: Compensation and Benefits, Corporate Governance and Nominating

Archie W. Dunham
Retired Chairman
ConocoPhillips
Board Committees: Corporate Governance and Nominating, Finance

Judith Richards Hope
Distinguished Visitor from Practice and Professor of Law
Georgetown University Law Center
Board Committees: Audit (Chair), Finance

Charles C. Krulak
General, USMC, Ret.
Former Commandant of the United States Marine Corps
Board Committees: Audit, Finance

Michael R. McCarthy
Chairman
McCarthy Group, LLC
Board Committees: Audit, Finance

Michael W. McConnell
General Partner
Brown Brothers Harriman & Co.
Board Committees: Audit, Finance (Chair)

Thomas F. McLarty III
President
McLarty Associates
Board Committees: Compensation and Benefits, Corporate Governance and Nominating

Steven R. Rogel
Retired Chairman
Weyerhaeuser Company
Board Committees: Compensation and Benefits, Corporate Governance and Nominating (Chair)

Jose H. Villarreal
Advisor
Akin, Gump, Strauss, Hauer & Feld, LLP
Board Committees: Compensation and Benefits, Corporate Governance and Nominating

James R. Young
Chairman, President and Chief Executive Officer
Union Pacific Corporation and Union Pacific Railroad Company

SENIOR MANAGEMENT

James R. Young
Chairman, President and Chief Executive Officer
Union Pacific Corporation and Union Pacific Railroad Company

Charles R. Eisele
Senior Vice President–Strategic Planning
Union Pacific Corporation

Lance M. Fritz
Executive Vice President–Operations
Union Pacific Railroad Company

J. Michael Hemmer
Senior Vice President–Law and General Counsel
Union Pacific Corporation

Mary Sanders Jones
Vice President and Treasurer
Union Pacific Corporation

Robert M. Knight, Jr.
Executive Vice President–Finance and Chief Financial Officer
Union Pacific Corporation

John J. Koraleski
Executive Vice President–Marketing and Sales
Union Pacific Railroad Company

Richard R. McClish
Vice President–Continuous Improvement
Union Pacific Railroad Company

Joseph E. O'Connor, Jr.
Vice President–Purchasing
Union Pacific Railroad Company

Patrick J. O'Malley
Vice President–Taxes and General Tax Counsel
Union Pacific Corporation

Michael A. Rock
Vice President–External Relations
Union Pacific Corporation

Barbara W. Schaefer
Senior Vice President–Human Resources and Secretary
Union Pacific Corporation

Lynden L. Tennison
Senior Vice President and Chief Information Officer
Union Pacific Corporation

Jeffrey P. Totusek
Vice President and Controller
Union Pacific Corporation

Robert W. Turner
Senior Vice President–Corporate Relations
Union Pacific Corporation

William R. Turner
Vice President–Labor Relations
Union Pacific Railroad Company

PART I

Item 1. Business

GENERAL

Union Pacific Corporation owns one of America's leading transportation companies. Its principal operating company, Union Pacific Railroad Company, links 23 states in the western two-thirds of the country. Union Pacific Railroad Company serves many of the fastest-growing U.S. population centers and provides Americans with a fuel-efficient, environmentally responsible and safe mode of freight transportation. Union Pacific Railroad Company's diversified business mix includes Agricultural Products, Automotive, Chemicals, Energy, Industrial Products and Intermodal. Union Pacific Railroad Company emphasizes excellent customer service and offers competitive routes from all major West Coast and Gulf Coast ports to eastern gateways. Union Pacific Railroad Company connects with Canada's rail systems and is the only railroad serving all six major gateways to Mexico, making it North America's premier rail franchise.

Union Pacific Corporation was incorporated in Utah in 1969 and maintains its principal executive offices at 1400 Douglas Street, Omaha, NE 68179. The telephone number at that address is (402) 544-5000. The common stock of Union Pacific Corporation is listed on the New York Stock Exchange (NYSE) under the symbol "UNP".

For purposes of this report, unless the context otherwise requires, all references herein to "UPC", "Corporation", "we", "us", and "our" shall mean Union Pacific Corporation and its subsidiaries, including Union Pacific Railroad Company, which we separately refer to as "UPRR" or the "Railroad".

Available Information – Our Internet website is www.up.com. We make available free of charge on our website (under the "Investors" caption link) our Annual Reports on Form 10-K; our Quarterly Reports on Form 10-Q; eXtensible Business Reporting Language (XBRL) documents for our 2009 and 2010 Annual Report on Form 10-K, our 2010 Quarterly Reports on Form 10-Q, and our 2009 Quarterly Reports on Form 10-Q for the second and third quarters; our current reports on Form 8-K; our proxy statements; Forms 3, 4, and 5, filed on behalf of directors and executive officers; and amendments to such reports filed or furnished pursuant to the Securities Exchange Act of 1934, as amended (the Exchange Act), as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (SEC). We also make available on our website previously filed SEC reports and exhibits via a link to EDGAR on the SEC's Internet site at www.sec.gov. Additionally, our corporate governance materials, including By-Laws, Board Committee charters, governance guidelines and policies, and codes of conduct and ethics for directors, officers, and employees are available on our website. From time to time, the corporate governance materials on our website may be updated as necessary to comply with rules issued by the SEC and the NYSE or as desirable to promote the effective and efficient governance of our company. Any security holder wishing to receive, without charge, a copy of any of our SEC filings or corporate governance materials should send a written request to: Secretary, Union Pacific Corporation, 1400 Douglas Street, Omaha, NE 68179.

We have included the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) certifications regarding our public disclosure required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31(a) and (b) to this report.

References to our website address in this report, including references in Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7, are provided as a convenience and do not constitute, and should not be deemed, an incorporation by reference of the information contained on, or available through, the website. Therefore, such information should not be considered part of this report.

OPERATIONS

The Railroad, along with its subsidiaries and rail affiliates, is our one reportable operating segment. Although revenue is analyzed by commodity group, we analyze the net financial results of the Railroad as one segment due to the integrated nature of our rail network. Additional information regarding our business and operations, including revenue and financial information and data and other information regarding environmental matters, is presented in Risk Factors, Item 1A; Legal Proceedings, Item 3; Selected Financial Data, Item 6; Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7; and the Financial Statements and Supplementary Data, Item 8 (which include information regarding revenues, statements of income, and total assets).


2010 Freight Revenue
Agricultural 19%
Intermodal 20%
Automotive 8%
Industrial Products 16%
Chemicals 15%
Energy 22%

Operations – UPRR is a Class I railroad operating in the U.S. We have 31,953 route miles, linking Pacific Coast and Gulf Coast ports with the Midwest and eastern U.S. gateways and providing several corridors to key Mexican gateways. We serve the western two-thirds of the country and maintain coordinated schedules with other rail carriers to move freight to and from the Atlantic Coast, the Pacific Coast, the Southeast, the Southwest, Canada, and Mexico. Export and import traffic moves through Gulf Coast and Pacific Coast ports and across the Mexican and Canadian borders. Our freight traffic consists of bulk, manifest, and premium business. Bulk traffic is primarily coal, grain, rock, or soda ash in unit trains – trains transporting a single commodity from one source to one destination. Manifest traffic is individual carload or less than train-load business, including commodities such as lumber, steel, paper, and food. The transportation of finished vehicles and intermodal containers is part of our premium business. In 2010, we generated freight revenues totaling $16.1 billion from the following six commodity groups:

Agricultural – Transporting agricultural products generated 19% of our freight revenues in 2010. Included in this commodity group are whole grains, products produced from grains, and food and beverage products, in addition to corn for ethanol production and its by products. With access to most major grain markets, we provide a critical link between the Midwest and western producing areas and export terminals in the Pacific Northwest (the PNW) and Gulf ports, as well as Mexico. Unit trains of grain efficiently shuttle between domestic markets or export terminals and producers. We also serve significant domestic markets, including grain processors, animal feeders, and ethanol producers in the Midwest, West, South, and Rocky Mountain region. Primary food commodities consist of a variety of fresh and frozen fruits and vegetables, dairy products, and beverages, which are moved to major U.S. population centers for distribution and consumption. Express Lane and Produce Unit Train are premium perishable services that compete with the trucking industry by moving fruits and vegetables from the PNW and California to destinations in the East. We transport frozen meat and poultry to the West Coast ports for export, while beverages, primarily beer, enter the U.S. from Mexico.

Automotive – We are the largest automotive carrier west of the Mississippi River, serving vehicle assembly plants and distributing imported vehicles from West Coast ports and Houston. We operate or access 43 vehicle distribution centers covering most major western U.S. cities. In addition to transporting finished vehicles, we provide expedited handling of automotive parts in both boxcars and intermodal containers to several assembly plants. We carry automotive materials bound for assembly plants in Mexico, the U.S., and Canada, and we also transport finished vehicles from manufacturing facilities in Canada and Mexico. In 2010, transportation of finished vehicles and automotive materials accounted for 8% of our freight revenues.

Chemicals – Transporting chemicals provided 15% of our freight revenues in 2010. Our unique franchise enables us to serve the chemical producing areas along the Gulf Coast, as well as the Rocky Mountain region. Two-thirds of the chemicals business consists of industrial chemicals, plastics, and liquid petroleum products. Plastics customers also use our storage-in-transit yards for intermediate storage of plastic resins. Soda ash shipments originate in southwestern Wyoming and California, destined primarily for glass producing markets in the East, the West, and abroad. Fertilizer movements originate primarily in the Gulf Coast region, as well as the West and Canada, bound for major agricultural users in the Midwest and the western U.S.

Energy – Coal transportation accounted for 22% of our 2010 freight revenues. Our transportation network allows us to transport coal and coke to utilities, industrial facilities, interchange points, and water terminals. Water terminals provide access to the West and Gulf Coasts for export, and rail/barge interchange facilities on the Mississippi and Ohio Rivers and the Great Lakes. We serve mines located in the Southern Powder River Basin (SPRB) of Wyoming, Colorado, Utah, southern Wyoming, and southern Illinois. SPRB coal represents the largest segment of the market, as utilities continue to favor its lower cost and low-sulfur content.

Industrial Products – Our extensive network enables us to move numerous commodities between thousands of origin and destination points throughout North America. Lumber shipments originate primarily in the PNW and Canada for destinations throughout the U.S. for new home construction and repair and remodeling. Commercial and highway construction drives shipments of steel and construction products, consisting of rock, cement, and roofing materials. Paper and consumer goods, as well as furniture and appliances, are shipped to major metropolitan areas for consumers. Nonferrous metals and industrial minerals are moved for industrial manufacturing. In addition, we provide efficient and safe transportation for government entities and waste companies. In 2010, transporting industrial products provided 16% of our freight revenues.

Intermodal – Our intermodal business, which represented 20% of our freight revenues in 2010, includes international and domestic shipments. International business consists of imported or exported container traffic that arrives at, or departs from, West Coast ports via ocean vessel. Domestic business includes domestic container and trailer traffic for major retailers and other U.S. businesses that is usually sold through intermodal marketing companies (primarily shipper agents and consolidators) and truckload carriers.

Seasonality – Some of the commodities we carry have peak shipping seasons, reflecting either or both the nature of the commodity, such as certain agricultural and food products that have specific growing and harvesting seasons, and the demand cycle for the commodity, such as intermodal traffic, which generally has a peak shipping season during the third quarter to meet holiday-related demand for consumer goods during the fourth quarter. The peak shipping seasons for these commodities can vary considerably from year to year depending upon various factors, including the strength of domestic and international economies and currencies and the strength of harvests and market prices of agricultural products. In response to an annual request delivered by the Surface Transportation Board (STB) of the U.S. Department of Transportation (DOT) to all of the Class I railroads operating in the U.S., we issue a publicly available letter during the third quarter detailing our plans for handling traffic during the third and fourth quarters and providing other information requested by the STB.

Working Capital – At December 31, 2010 and 2009, we had a working capital surplus, which in 2010 continued to be the result of our decision in 2009 to maintain additional cash reserves to enhance liquidity in response to uncertain economic conditions. Historically, we have had a working capital deficit, which is common in our industry and does not indicate a lack of liquidity. We maintain adequate resources and, when necessary, have access to capital to meet any daily and short-term cash requirements, and we have sufficient financial capacity to satisfy our current liabilities.

Competition – We are subject to competition from other railroads, motor carriers, ship and barge operators, and pipelines. Our main rail competitor is Burlington Northern Santa Fe Corporation. Its rail subsidiary, BNSF Railway Company (BNSF), operates parallel routes in many of our main traffic corridors. In addition, we operate in corridors served by other railroads and motor carriers. Motor carrier competition exists for five of our six commodity groups (excluding energy). Because of the proximity of our routes to major inland and Gulf Coast waterways, barges can be particularly competitive, especially for grain and bulk commodities. In addition to price competition, we face competition with respect to transit times and quality and reliability of service. While we must build or acquire and maintain our rail system, trucks and barges are able to use public rights-of-way maintained by public entities. Any future improvements or expenditures materially increasing the quality or reducing the costs of these alternative modes of transportation, or legislation releasing motor carriers from their size or weight limitations, could have a material adverse effect on our business.

Key Suppliers – We depend on two key domestic suppliers of high horsepower locomotives. Due to the capital intensive nature of the locomotive manufacturing business and sophistication of this equipment, potential new suppliers face high barriers to entry in this industry. Therefore, if one of these domestic suppliers discontinues manufacturing locomotives for any reason, including insolvency or bankruptcy, we could experience a significant cost increase and risk reduced availability of the locomotives that are necessary to our operations. Additionally, for a high percentage of our rail purchases, we utilize two suppliers (one domestic and one international) that meet our specifications. Rail is critical for both maintenance of our network and replacement and improvement or expansion of our network and facilities. Rail manufacturing also has high barriers to entry, and, if one of those suppliers discontinues operations for any reason, including insolvency or bankruptcy, we could experience cost increases and difficulty obtaining rail.

Employees – Approximately 86% of our 42,884 full-time-equivalent employees are represented by 14 major rail unions. Current labor agreements became subject to modification on January 1, 2010. In January 2010, we began the current round of negotiations with the unions. Existing agreements remain in effect and will continue to remain in effect until new agreements are reached or the Railway Labor Act's procedures (which include mediation, cooling-off periods, and the possibility of Presidential Emergency Boards and Congressional intervention) are exhausted. Contract negotiations with the various unions generally take place over an extended period of time, and we rarely experience work stoppages during negotiations.

Railroad Security – Operating a safe and secure railroad is first among our critical priorities and is a primary responsibility of all our employees. This emphasis helps us protect the public, our employees, our customers, and operations across our rail network. Our security efforts rely upon a wide variety of measures including employee training, cooperation with our customers, training of emergency responders, and partnerships with numerous federal, state, and local government agencies. While federal law requires us to protect the confidentiality of our security plans designed to safeguard against terrorism and other security incidents, the following provides a general overview of our security initiatives.

UPRR Security Measures – We maintain a comprehensive security plan designed to both deter and to respond to any potential or actual threats as they arise. The plan includes four levels of alert status, each with its own set of countermeasures. We employ our own police force, consisting of more than 225 commissioned and highly-trained officers. Our employees also undergo recurrent security and preparedness training, as well as federally-mandated hazardous materials and security training. We regularly review the sufficiency of our employee training programs to identify ways to increase preparedness and to improve security.

We have an emergency response management center, which operates 24 hours a day. The center receives reports of emergencies, dangerous or potentially dangerous conditions, and other safety and security issues from our employees, the public, and law enforcement and other government officials. In cooperation with government officials, we monitor both threats and public events, and, as necessary, we may alter rail traffic flow at times of concern to minimize risk to communities we serve and our operations. We comply with the hazardous materials routing rules and other requirements imposed by federal law. We also design our operating plan to expedite the movement of hazardous material shipments to minimize the time rail cars remain idle at yards and terminals located in or near major population centers. Additionally, in compliance with new Transportation Security Agency regulations that took effect on April 1, 2009, we deployed new information systems and instructed employees in tracking and documenting the handoff of Rail Security Sensitive Material with customers and interchange partners.

We also have established a number of our own innovative safety and security-oriented initiatives ranging from various investments in technology to The Officer on the Train program, which provides local law enforcement officers with the opportunity to ride with train crews to enhance their understanding of railroad operations and risks.

Cooperation with Federal, State, and Local Government Agencies – We work closely with government agencies ranging from the DOT and the Department of Homeland Security (DHS) to local police departments, fire departments, and other first responders. In conjunction with DOT, DHS, and other railroads, we sponsor Operation Respond, which provides first responders with secure links to electronic railroad resources, including mapping systems, shipment records, and other essential information required by emergency personnel to respond to accidents and other situations. We also participate in the

National Joint Terrorism Task Force, a multi-agency effort established by the U.S. Department of Justice and the Federal Bureau of Investigation to combat and prevent terrorism.

We work with the Coast Guard, U.S. Customs and Border Protection (CBP, formerly the U.S. Customs Service), and the Military Transport Management Command to monitor shipments entering the UPRR rail network at U.S. border crossings and ports. We were the first railroad in the U.S. to be named a partner in CBP's Customs-Trade Partnership Against Terrorism, a partnership designed to develop, enhance, and maintain effective security processes throughout the global supply chain.

Cooperation with Customers and Trade Associations – Along with other railroads, we work with the American Chemistry Council to train more than 200,000 emergency responders each year. We work closely with our chemical shippers to establish plant security plans, and we continue to take steps to more closely monitor and track hazardous materials shipments. In cooperation with the Federal Railroad Administration (FRA) and other railroads, we are also working to develop additional improvements to tank car design that will further limit the risk of releases of hazardous materials.

GOVERNMENTAL AND ENVIRONMENTAL REGULATION

Governmental Regulation – Our operations are subject to a variety of federal, state, and local regulations, generally applicable to all businesses. (See also the discussion of certain regulatory proceedings in Legal Proceedings, Item 3.)

The operations of the Railroad are also subject to the regulatory jurisdiction of the STB. The STB has jurisdiction over rates charged on certain regulated rail traffic; common carrier service of regulated traffic; freight car compensation; transfer, extension, or abandonment of rail lines; and acquisition of control of rail common carriers. The STB has launched wide-ranging proceedings to explore whether to expand rail regulation; we will actively participate in these proceedings. Additionally, several bills were introduced in the U.S. Senate in early 2011 that would expand the regulatory authority of the STB and could include new antitrust provisions. We are closely monitoring these proposed bills.

The operations of the Railroad also are subject to the regulations of the FRA and other federal and state agencies. On January 12, 2010, the FRA issued final rules governing installation of Positive Train Control (PTC) by the end of 2015. Although still under development, PTC is a collision avoidance technology intended to override locomotive controls and stop a train before an accident. The FRA acknowledged that projected costs will exceed projected benefits by a ratio of about 22 to one. We expect to invest approximately $250 million in the development of PTC during 2011.

DOT, the Occupational Safety and Health Administration, and DHS, along with other federal agencies, have jurisdiction over certain aspects of safety, movement of hazardous materials and hazardous waste, emissions requirements, and equipment standards. On October 16, 2008, President Bush signed the Rail Safety Improvement Act of 2008 into law, which, among other things, revised hours of service rules for train and certain other railroad employees, mandated implementation of PTC, imposed passenger service requirements, addressed safety at rail crossings, increased the number of safety related employees of the FRA, and increased fines that may be levied against railroads for safety violations. Additionally, various state and local agencies have jurisdiction over disposal of hazardous waste and seek to regulate movement of hazardous materials in areas not preempted by federal law.

Environmental Regulation – We are subject to extensive federal and state environmental statutes and regulations pertaining to public health and the environment. The statutes and regulations are administered and monitored by the Environmental Protection Agency (EPA) and by various state environmental agencies. The primary laws affecting our operations are the Resource Conservation and Recovery Act, regulating the management and disposal of solid and hazardous wastes; the Comprehensive Environmental Response, Compensation, and Liability Act, regulating the cleanup of contaminated properties; the Clean Air Act, regulating air emissions; and the Clean Water Act, regulating waste water discharges.

Information concerning environmental claims and contingencies and estimated remediation costs is set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Environmental, Item 7 and Note 17 to the Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data.

Item 1A. Risk Factors

The information set forth in this Item 1A should be read in conjunction with the rest of the information included in this report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7, and Financial Statements and Supplementary Data, Item 8.

We Must Manage Fluctuating Demand for Our Services and Network Capacity – If there is significant demand for our services that exceeds the designed capacity of our network, we may experience network difficulties, including congestion and reduced velocity, that could compromise the level of service we provide to our customers. This level of demand may also compound the impact of weather and weather-related events on our operations and velocity. Although we continue to improve our transportation plan, add capacity, and improve operations at our yards and other facilities, we cannot be sure that these measures will fully or adequately address any service shortcomings resulting from demand exceeding our planned capacity. We may experience other operational or service difficulties related to network capacity, dramatic and unplanned increases or decreases of demand for rail service with respect to one or more of our commodity groups, or other events that could have a negative impact on our operational efficiency, any of which could have a material adverse effect on our results of operations, financial condition, and liquidity. In the event that we experience significant reductions of demand for rail services with respect to one or more of our commodity groups, we may experience increased costs associated with resizing our operations, including higher unit operating costs and costs for the storage of locomotives, rail cars, and other equipment; work-force adjustments; and other related activities, which could have a material adverse effect on our results of operations, financial condition, and liquidity.

We Are Subject to Significant Governmental Regulation – We are subject to governmental regulation by a significant number of federal, state, and local authorities covering a variety of health, safety, labor, environmental, economic (as discussed below), and other matters. Many laws and regulations require us to obtain and maintain various licenses, permits, and other authorizations, and we cannot guarantee that we will continue to be able to do so. Our failure to comply with applicable laws and regulations could have a material adverse effect on us. Governments or regulators may change the legislative or regulatory frameworks within which we operate without providing us any recourse to address any adverse effects on our business, including, without limitation, regulatory determinations or rules regarding dispute resolution, business relationships with other railroads, calculation of our cost of capital or other inputs relevant to computing our revenue adequacy, the prices we charge, and costs and expenses. Significant legislative activity in Congress or regulatory activity by the STB could expand regulation of railroad operations and prices for rail services, which could reduce capital spending on our rail network, facilities and equipment and have a material adverse effect on our results of operations, financial condition, and liquidity. As part of the Rail Safety Improvement Act of 2008, railroad carriers must implement PTC by the end of 2015, which could have a material adverse effect on our ability to make other capital investments. One or more consolidations of Class I railroads could also lead to increased regulation of the rail industry.

We Are Required to Transport Hazardous Materials – Federal laws require railroads, including us, to transport hazardous materials regardless of risk or potential exposure to loss. Any rail accident or other incident or accident on our network, at our facilities, or at the facilities of our customers involving the release of hazardous materials, including toxic inhalation hazard (or TIH) materials such as chlorine, could involve significant costs and claims for personal injury, property damage, and environmental penalties and remediation, which could have a material adverse effect on our results of operations, financial condition, and liquidity.

We May Be Affected by General Economic Conditions – Prolonged severe adverse domestic and global economic conditions or disruptions of financial and credit markets, including the availability of short- and long-term debt financing, may affect the producers and consumers of the commodities we carry and may have a material adverse effect on our access to liquidity and our results of operations and financial condition.

We Face Competition from Other Railroads and Other Transportation Providers – We face competition from other railroads, motor carriers, ships, barges, and pipelines. In addition to price competition, we face competition with respect to transit times and quality and reliability of service. While we must build or acquire and maintain our rail system, trucks and barges are able to use public rights-of-way maintained by public entities. Any future improvements or expenditures materially increasing the quality or reducing the cost of alternative modes of transportation, or legislation releasing motor carriers from their size or weight limitations, could have a material adverse effect on our results of operations, financial condition, and liquidity. Additionally, any future consolidation of the rail industry could materially affect the competitive environment in which we operate.

Strikes or Work Stoppages Could Adversely Affect Our Operations as the Majority of Our Employees Belong to Labor Unions and Labor Agreements – The U.S. Class I railroads are party to collective bargaining agreements with various labor unions. Disputes with regard to the terms of these agreements or our potential inability to negotiate acceptable contracts with these unions could result in, among other things, strikes, work stoppages, slowdowns, or lockouts, which could cause a significant disruption of our operations and have a material adverse effect on our results of operations, financial condition, and liquidity. Additionally, future national labor agreements, or renegotiation of labor agreements or provisions of labor agreements, could compromise our service reliability or significantly increase our costs for health care, wages, and other benefits, which could have a material adverse impact on our results of operations, financial condition, and liquidity.

Severe Weather Could Result in Significant Business Interruptions and Expenditures – As a railroad with a vast network, we are exposed to severe weather conditions and other natural phenomena, including earthquakes, hurricanes, fires, floods, mudslides or landslides, extreme temperatures, and significant precipitation that may cause business interruptions, including line outages on our rail network, that can adversely affect our entire rail network and result in increased costs, increased liabilities, and decreased revenue, which could have a material adverse effect on our results of operations, financial condition, and liquidity.

We Rely on Technology and Technology Improvements in Our Business Operations – We rely on information technology in all aspects of our business. If we do not have sufficient capital to acquire new technology or if we are unable to implement new technology, we may suffer a competitive disadvantage within the rail industry and with companies providing other modes of transportation service, which could have a material adverse effect on our results of operations, financial condition, and liquidity. Additionally, if we experience significant disruption or failure of one or more of our information technology systems, including computer hardware, software, and communications equipment, we could experience a service interruption, safety failure, security breach, or other operational difficulties, which could have a material adverse impact on our results of operations, financial condition, and liquidity.

We May Be Subject to Various Claims and Lawsuits That Could Result in Significant Expenditures – As a railroad with operations in densely populated urban areas and other cities and a vast rail network, we are exposed to the potential for various claims and litigation related to labor and employment, personal injury, property damage, environmental liability, and other matters. Any material changes to litigation trends or a catastrophic rail accident or series of accidents involving any or all of property damage, personal injury, and environmental liability could have a material adverse effect on our results of operations, financial condition, and liquidity.

The Availability of Qualified Personnel Could Adversely Affect Our Operations – Changes in demographics, training requirements, and the availability of qualified personnel could negatively affect our ability to meet demand for rail service. Unpredictable increases in demand for rail services and a lack of network fluidity may exacerbate such risks, which could have a negative impact on our operational efficiency and otherwise have a material adverse effect on our results of operations, financial condition, and liquidity.

We Are Subject to Significant Environmental Laws and Regulations – Due to the nature of the railroad business, our operations are subject to extensive federal, state, and local environmental laws and regulations concerning, among other things, emissions to the air; discharges to waters; handling, storage, transportation, and disposal of waste and other materials; and hazardous material or petroleum releases. We generate and transport hazardous and non-hazardous waste in our operations, and we did so in our former operations. Environmental liability can extend to previously owned or operated properties, leased properties, and properties owned by third parties, as well as to properties we currently own. Environmental liabilities have arisen and may also arise from claims asserted by adjacent landowners or other third parties in toxic tort litigation. We have been and may be subject to allegations or findings that we have violated, or are strictly liable under, these laws or regulations. We could incur significant costs as a result of any of the foregoing, and we may be required to incur significant expenses to investigate and remediate known, unknown, or future environmental contamination, which could have a material adverse effect on our results of operations, financial condition, and liquidity.

We May Be Affected by Climate Change and Market or Regulatory Responses to Climate Change – Climate change, including the impact of global warming, could have a material adverse effect on our results of operations, financial condition, and liquidity. Restrictions, caps, taxes, or other controls on emissions of greenhouse gasses, including diesel exhaust, could significantly increase our operating costs. Restrictions on emissions could also affect our customers that (a) use commodities that we carry to produce energy, (b) use significant amounts of energy in producing or delivering the commodities we carry, or (c) manufacture or produce goods that consume significant amounts of energy or burn fossil fuels, including chemical producers, farmers and food producers, and automakers and other manufacturers. Significant cost increases, government regulation, or changes of consumer preferences for goods or services relating to alternative sources of energy or emissions reductions could materially affect the markets for the commodities we carry, which in turn could have a material adverse effect on our results of operations, financial condition, and liquidity. Government incentives encouraging the use of alternative sources of energy could also affect certain of our customers and the markets for certain of the commodities we carry in an unpredictable manner that could alter our traffic patterns, including, for example, the impacts of ethanol incentives on farming and ethanol producers. Finally, we could face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change. Any of these factors, individually or in operation with one or more of the other factors, or other unforeseen impacts of climate change could reduce the amount of traffic we handle and have a material adverse effect on our results of operations, financial condition, and liquidity.

Rising or Elevated Fuel Costs and Whether We Are Able to Mitigate These Costs with Fuel Surcharges Could Materially and Adversely Affect Our Business – Fuel costs constitute a significant portion of our transportation expenses. Diesel fuel prices are subject to dramatic fluctuations, and significant price increases could have a material adverse effect on our operating results. Although we currently are able to recover a significant amount of our increased fuel expenses through revenue from fuel surcharges, we cannot be certain that we will always be able to mitigate rising or elevated fuel costs through surcharges. Future market conditions or legislative or regulatory activities could adversely affect our ability to apply fuel surcharges or adequately recover increased fuel costs through fuel surcharges. International, political, and economic circumstances affect fuel prices and supplies. Weather can also affect fuel supplies and limit domestic refining capacity. If a fuel supply shortage were to arise, higher fuel prices could, despite our fuel surcharge programs, have a material adverse effect on our results of operations, financial condition, and liquidity.

We Utilize Capital Markets – Due to the significant capital expenditures required to operate and maintain a safe and efficient railroad, we rely on the capital markets to provide some of our capital requirements. We utilize long-term debt instruments, bank financing and commercial paper from time-to-time, and we pledge certain of our receivables. Significant instability or disruptions of the capital markets, including the credit markets, or deterioration of our financial condition due to internal or external factors could restrict or prohibit our access to, and significantly increase the cost of, commercial paper and other financing sources, including bank credit facilities and the issuance of long-term debt, including corporate bonds. A deterioration of our financial condition could result in a reduction of our credit rating to below investment grade, which could prohibit or restrict us from utilizing our current receivables securitization facility or accessing external sources of short- and long-term debt financing and significantly increase the costs associated with utilizing the receivables securitization facility and issuing both commercial paper and long-term debt.

We Are Subject to Legislative, Regulatory, and Legal Developments Involving Taxes – Taxes are a significant part of our expenses. We are subject to U.S. federal, state, and foreign income, payroll, property, sales and use, fuel, and other types of taxes. Changes in tax rates, enactment of new tax laws, revisions of tax regulations, and claims or litigation with taxing authorities could result in substantially higher taxes and, therefore, could have a material adverse effect on our results of operations, financial condition, and liquidity.

We Are Dependent on Certain Key Suppliers of Locomotives and Rail – Due to the capital intensive nature and sophistication of locomotive equipment, potential new suppliers face high barriers to entry. Therefore, if one of the domestic suppliers of high horsepower locomotives discontinues manufacturing locomotives for any reason, including bankruptcy or insolvency, we could experience significant cost increases and reduced availability of the locomotives that are necessary to our operations. Additionally, for a high percentage of our rail purchases, we utilize two suppliers (one domestic and one international) that meet our specifications. Rail is critical to our operations for rail replacement programs, maintenance, and for adding additional network capacity, new rail and storage yards, and expansions of existing facilities. This industry similarly has high barriers to entry, and if one of these suppliers discontinues operations for any reason, including bankruptcy or insolvency, we could experience both significant cost increases for rail purchases and difficulty obtaining sufficient rail for maintenance and other projects.

We May Be Affected by Acts of Terrorism, War, or Risk of War – Our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Terrorist attacks, or other similar events, any government response thereto, and war or risk of war may adversely affect our results of operations, financial condition, and liquidity. In addition, insurance premiums for some or all of our current coverages could increase dramatically, or certain coverages may not be available to us in the future.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We employ a variety of assets in the management and operation of our rail business. Our rail network covers 23 states in the western two-thirds of the U.S.



CANADA
Seattle
Eastport
Spokane
WASHINGTON
MONTANA
NORTH DAKOTA
Duluth
MICHIGAN
Portland
Hinkle
Eugene
MINNESOTA
WISCONSIN
Minneapolis/
St. Paul
MICHIGAN
OREGON
IDAHO
SOUTH DAKOTA
Milwaukee
WYOMING
Pocatello
NEBRASKA
Chicago
Ogden
Des Moines
IOWA
Reno
Omaha
Salt Lake City
Cheyenne
North Platte
INDIANA
Roseville
NEVADA
ILLINOIS
Oakland
Stockton
Denver
Topeka
San Francisco
St. Louis
Kansas City
Fresno
UTAH
COLORADO
KANSAS
KENTUCKY
Las Vegas
CALIFORNIA
Wichita
MISSOURI
OKLAHOMA
TENNESSEE
Oklahoma City
Memphis
ARKANSAS
Colton
ARIZONA
NEW MEXICO
Amarillo
Los Angeles
Long Beach
Little Rock
Calexico
Phoenix
Pine Bluff
Texarkana
Lubbock
ALABAMA
Dallas
MISSISSIPPI
LOUISIANA
Tucson
El Paso
Ft.Worth
Shreveport
Nogales
TEXAS
Livonia
Houston
San Antonio
New Orleans
Eagle Pass
Laredo
MEXICO
Brownsville
Union Pacific Railroad
Union Pacific Via Haulage or Trackage Rights

TRACK

Our rail network includes 31,953 route miles. We own 26,083 miles and operate on the remainder pursuant to trackage rights or leases. The following table describes track miles at December 31, 2010 and 2009.

	2010	*2009*
Route	**31,953**	32,094
Other main line	**6,596**	6,584
Passing lines and turnouts	**3,118**	3,040
Switching and classification yard lines	**9,006**	9,167
Total miles	**50,673**	50,885

HARRIMAN DISPATCHING CENTER

The Harriman Dispatching Center (HDC), located in Omaha, Nebraska, is our primary dispatching facility. It is linked to regional dispatching and locomotive management facilities at various locations along our network. HDC employees coordinate moves of locomotives and trains, manage traffic and train crews on our network, and coordinate interchanges with other railroads. Approximately 900 employees currently work on-site in the facility.

RAIL FACILITIES

In addition to our track structure, we operate numerous facilities, including terminals for intermodal and other freight; rail yards for train-building (classification yards), switching, storage-in-transit (the temporary storage of customer goods in rail cars prior to shipment) and other activities; offices to administer and manage our operations; dispatching centers to direct traffic on our rail network; crew quarters to house train crews along our network; and shops and other facilities for fueling, maintenance, and repair of locomotives and repair and maintenance of rail cars and other equipment. The following tables include the major yards and terminals on our system:

		Avg. Daily Car Volume
Top 10 Classification Yards	***2010***	*2009*
North Platte, Nebraska	**2,100**	2,100
North Little Rock, Arkansas	**1,500**	1,300
Englewood (Houston), Texas	**1,400**	1,300
Proviso (Chicago), Illinois	**1,300**	1,200
Fort Worth, Texas	**1,200**	1,100
Livonia, Louisiana	**1,200**	1,100
Roseville, California	**1,100**	1,100
West Colton, California	**1,100**	1,000
Pine Bluff, Arkansas	**1,100**	1,000
Neff (Kansas City), Missouri	**900**	900

Top 10 Intermodal Terminals	Annual Lifts 2010	2009
ICTF (Los Angeles), California	**450,000**	453,000
East Los Angeles, California	**429,000**	372,000
Global II (Chicago), Illinois	**342,000**	284,000
Global I (Chicago), Illinois	**317,000**	306,000
Marion (Memphis), Tennessee	**292,000**	265,000
Dallas, Texas	**280,000**	233,000
Lathrop (Stockton), California	**247,000**	250,000
Yard Center (Chicago), Illinois	**241,000**	199,000
City of Industry (Los Angeles), California	**233,000**	254,000
LATC (Los Angeles), California	**224,000**	134,000

RAIL EQUIPMENT

Our equipment includes owned and leased locomotives and rail cars; heavy maintenance equipment and machinery; other equipment and tools in our shops, offices, and facilities; and vehicles for maintenance, transportation of crews, and other activities. As of December 31, 2010, we owned or leased the following units of equipment:

Locomotives	*Owned*	*Leased*	*Total*	*Average Age (yrs.)*
Multiple purpose	4,935	2,628	7,563	15.9
Switching	431	26	457	31.5
Other	95	59	154	25.0
Total locomotives	5,461	2,713	8,174	N/A

Freight cars	*Owned*	*Leased*	*Total*	*Average Age (yrs.)*
Covered hoppers	12,123	18,252	30,375	28.7
Open hoppers	11,854	4,351	16,205	31.2
Gondolas	6,500	6,190	12,690	28.1
Boxcars	5,702	1,857	7,559	28.0
Refrigerated cars	2,584	4,331	6,915	22.6
Flat cars	2,885	664	3,549	33.3
Other	104	456	560	N/A
Total freight cars	41,752	36,101	77,853	N/A

Highway revenue equipment	*Owned*	*Leased*	*Total*	*Average Age (yrs.)*
Containers	9,401	39,234	48,635	5.2
Chassis	2,669	23,210	25,879	7.3
Total highway revenue equipment	12,070	62,444	74,514	N/A

CAPITAL EXPENDITURES

Our rail network requires significant annual capital investments for replacement, improvement, and expansion. These investments enhance safety, support the transportation needs of our customers, and improve our operational efficiency. Additionally, we add new locomotives and freight cars to our fleet to replace older, less efficient equipment, to support growth and customer demand, and to reduce our impact on the environment through the acquisition of more fuel efficient and low-emission locomotives.

2010 Capital Expenditures – During 2010, we made capital investments totaling $2.5 billion, nearly all of which was cash spending. (See the capital expenditures table in Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Financial Condition, Item 7.)

Infrastructure Expansion – With expected long-term growth in the intermodal market, we commenced construction of a new intermodal terminal in Joliet, Illinois, in the spring of 2009 and completed the initial phase in August 2010. This new facility supports customer growth by increasing the Railroad's international and domestic container capacity and improving rail traffic efficiencies in Chicago, the nation's largest rail center. Customers across our network benefit from the Joliet facility's annual capacity of 500,000 intermodal containers.

2011 Capital Expenditures – In 2011, we expect to make capital investments of approximately $3.2 billion, including expenditures for PTC of approximately $250 million. We may revise our 2011 capital plan if business conditions warrant or if new laws or regulations affect our ability to generate sufficient returns on these investments. (See discussion of our 2011 capital plan in Management's Discussion and Analysis of Financial Condition and Results of Operations – 2011 Outlook, Item 7.)

OTHER

Equipment Encumbrance – Equipment with a carrying value of approximately $3.2 billion and $3.4 billion at December 31, 2010 and 2009, respectively, served as collateral for capital leases and other types of equipment obligations in accordance with the secured financing arrangements utilized to acquire such railroad equipment.

As a result of the merger of Missouri Pacific Railroad Company (MPRR) with and into UPRR on January 1, 1997, and pursuant to the underlying indentures for the MPRR mortgage bonds, UPRR must maintain the same value of assets after the merger in order to comply with the security requirements of the mortgage bonds. As of the merger date, the value of the MPRR assets that secured the mortgage bonds was approximately $6.0 billion. In accordance with the terms of the indentures, this collateral value must be maintained during the entire term of the mortgage bonds irrespective of the outstanding balance of such bonds.

Environmental Matters – Certain of our properties are subject to federal, state, and local laws and regulations governing the protection of the environment. (See discussion of environmental issues in Business – Governmental and Environmental Regulation, Item 1, and Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Environmental, Item 7.)

Item 3. Legal Proceedings

From time to time, we are involved in legal proceedings, claims, and litigation that occur in connection with our business. We routinely assess our liabilities and contingencies in connection with these matters based upon the latest available information and, when necessary, we seek input from our third-party advisors when making these assessments. Consistent with SEC rules and requirements, we describe below material pending legal proceedings (other than ordinary routine litigation incidental to our business), material proceedings known to be contemplated by governmental authorities, other proceedings arising under federal, state, or local environmental laws and regulations (including governmental proceedings involving potential fines, penalties, or other monetary sanctions in excess of $100,000), and such other pending matters that we may determine to be appropriate.

ENVIRONMENTAL MATTERS

As we reported in our Annual Report on Form 10-K for 2005, the Environmental Protection Agency (EPA) considers the Railroad a potentially responsible party for the Omaha Lead Site. The Omaha Lead Site consists of approximately 25 square miles of residential property in the eastern part of Omaha, Nebraska, allegedly impacted by air emissions from two former lead smelters/refineries. One refinery was operated by ASARCO. The EPA identified the Railroad as a potentially responsible party because more than 60 years ago the Railroad owned land that was leased to ASARCO. The Railroad disputes both the legal and technical basis of the EPA's allegations. It has nonetheless engaged in extensive negotiations with the EPA. The EPA issued a Unilateral Administrative Order with an effective date of December 16, 2005, directing the Railroad to implement an interim remedy at the site at an estimated cost of $50 million. Failure to comply with the order without just cause could subject the Railroad to penalties of up to $37,500 per day and triple the EPA's costs in performing the work. The Railroad believes it has just cause not to comply with the order, but it offered to perform some of the work specified in the order as a compromise. On August 5, 2009, the Railroad received a Special Notice Letter from EPA directing UPRR to perform environmental remediation at approximately 9,000 residential yards in Omaha and to take other remedial measures as part of a final remedy. The Railroad continues to contest its purported liability for these costs but has submitted an offer to the EPA to attempt to negotiate a resolution of the matter. On June 23, 2010, the Railroad filed suit in federal district court in Omaha, Nebraska against the EPA and its Administrator under the Freedom of Information Act (FOIA), the Administrative Procedure Act and the Federal Records Act asking the court to compel EPA to respond fully to outstanding FOIA requests and to prevent EPA from destroying records. The court granted the Railroad a temporary restraining order prohibiting further document destruction. On August 26, 2010, the Court entered an agreed Preliminary Injunction preventing destruction of records by EPA. In November 2010, the Railroad reached a tentative, confidential settlement agreement subject to further negotiation to resolve its liability at the Omaha Lead Site. The FOIA litigation has been stayed pending possible resolution of the case.

As we reported in our Annual Report on Form 10-K for 2005, the Illinois Attorney General's office filed a complaint against the Railroad in the Circuit Court for the Twentieth Judicial Circuit (St. Clair County) for injunctive and other relief on November 28, 2005, alleging a diesel fuel spill from an above-ground storage tank in a rail yard in Dupo, St. Clair County, Illinois. The State of Illinois seeks to enjoin UPRR from further violations and a monetary penalty. The amount of the proposed penalty, although uncertain, could exceed $100,000.

As we reported in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, we received notices from EPA Region 8 and U.S. Department of Justice (DOJ) alleging that we may be liable under federal environmental laws for violating the Clean Water Act and the Oil Pollution Prevention Act relating to derailments and spills and UPRR's Spill Prevention Countermeasure and Control Plans and its Stormwater Pollution Prevention Plans in Colorado, Utah, and Wyoming. We cannot predict the ultimate impact of these proceedings because we are continuing to investigate and negotiate with the EPA Region 8 and DOJ. The amount of the proposed penalty, although uncertain, could exceed $100,000.

We received notices from the EPA and state environmental agencies alleging that we are or may be liable under federal or state environmental laws for remediation costs at various sites throughout the U.S., including sites on the Superfund National Priorities List or state superfund lists. We cannot predict the ultimate impact of these proceedings and suits because of the number of potentially responsible parties involved, the degree of contamination by various wastes, the scarcity and quality of volumetric data related to many of the sites, and the speculative nature of remediation costs.

Information concerning environmental claims and contingencies and estimated remediation costs is set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Environmental, Item 7.

OTHER MATTERS

U.S. Customs and Border Protection (CBP) Dispute and Litigation – As we reported in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, CBP directed its field offices to issue penalties against the Railroad in December 2007 for discoveries of illegal drugs in railcars crossing the border from Mexico. The cars are in trains delivered by Mexican railroads directly to CBP; the Railroad receives the trains only after CBP inspects them. Additionally, CBP imposed or reinstated earlier penalties that had been held in abeyance while the Railroad and CBP pursued a collective plan to address drug smuggling. In some instances, CBP seized railcars in which drugs were found.

On July 31, 2008, the Railroad filed a complaint in the U.S. District Court for the District of Nebraska asking the court to enter (1) a judgment declaring that CBP's penalties and seizures are invalid and unenforceable and (2) preliminary and permanent injunctions prohibiting CBP from enforcing penalties and holding seized cars and directing CBP to refrain from issuing additional penalties and from future equipment seizures. The total amount of penalties assessed against the Railroad at that time was approximately $61.4 million. The parties discussed settlement, and the case in the District Court was stayed. During this period, no new penalties were issued and no cars were seized.

Settlement discussions were unsuccessful. As a result, the Railroad reinstituted its lawsuit on February 18, 2009. U.S. Department of Justice (DOJ) then filed enforcement actions in the U.S. District Court for the Southern District of Texas on March 17, 2009, and in the U.S. District Court for the Southern District of California on March 18, 2009, and nine separate forfeiture complaints in the U.S. District Court for the District of Arizona on March 19, 2009 (covering ten seized cars).

The Railroad is awaiting a decision on its motion for Summary Judgment from the Nebraska court. The Railroad also filed motions in California, Texas, and Arizona to transfer (to Nebraska), dismiss or stay the cases in those courts. The California and Texas courts granted UP's motion to transfer venue to Nebraska. The Arizona Court has not issued a ruling.

During the third quarter of 2010, CBP notified the Railroad of additional penalties for drug discoveries. Since then, the Railroad received additional penalties for other drug discoveries. The total outstanding penalty amount as of December 31, 2010, was approximately $376 million. Because the Railroad believes that CBP lacks statutory authority to issue these fines, the Railroad will vigorously defend against these penalties. The Railroad also is participating in high-level discussions with the Commissioner of CBP to address the fines and seizures. Therefore, we currently believe that these matters will not have a material adverse effect on any of our results of operations, financial condition, and liquidity.

Antitrust Litigation – As we reported in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, 20 small rail shippers (many of whom are represented by the same law firms) filed virtually identical antitrust lawsuits in various federal district courts against us and four other Class I railroads in the U.S. The original plaintiff filed the first of these claims in the U.S. District Court in New Jersey on May 14, 2007, and the additional plaintiffs filed claims in district courts in various states, including Florida, Illinois, Alabama, Pennsylvania, and the District of Columbia. These suits allege that the named railroads engaged in price-fixing by establishing common fuel surcharges for certain rail traffic.

We received additional complaints following the initial claim, increasing the total number of complaints to 30. In addition to suits filed by direct purchasers of rail transportation, a few of the suits involve plaintiffs alleging that they are or were indirect purchasers of rail transportation and seek to represent a purported class of indirect purchasers of rail transportation that paid fuel surcharges. These complaints added allegations under state antitrust and consumer protection laws. On November 6, 2007, the Judicial Panel on Multidistrict Litigation ordered that all of the rail fuel surcharge cases be transferred to Judge Paul Friedman of the U.S. District Court in the District of Columbia for coordinated or consolidated pretrial proceedings. Subsequently, the direct purchaser plaintiffs and the indirect purchaser plaintiffs filed Consolidated Amended Class Action Complaints against UPRR and three other Class I railroads.

One additional shipper filed a separate antitrust suit during 2008. Subsequently, the shipper voluntarily dismissed the action without prejudice.

On October 10, 2008, Judge Friedman heard oral arguments with respect to the defendant railroads' motions to dismiss. In a ruling on November 7, 2008, Judge Friedman denied the motion with respect to the direct purchasers' complaint, and pretrial proceedings are underway in that case. On December 31, 2008, Judge Friedman ruled that the allegations of the indirect purchasers based upon state antitrust, consumer protection, and unjust enrichment laws must be dismissed. He also ruled, however, that the plaintiffs could proceed with their claim for injunctive relief under the federal antitrust laws, which is identical to a claim by the direct purchaser plaintiffs.

The indirect purchasers appealed Judge Friedman's ruling to the U.S. Court of Appeals for the District of Columbia. On April 16, 2010, the U.S. Court of Appeals for the District of Columbia affirmed Judge Friedman's ruling dismissing the indirect purchasers' claims based on various state laws. On June 8, 2010, the court rejected the indirect purchasers' requests for a rehearing of their appeal and a hearing en banc by the entire court. On September 8, 2010, the indirect purchaser plaintiffs filed a Petition for Certiorari with the U.S. Supreme Court. The railroad defendants filed their response on November 9, 2010, urging the Court not to review the lower courts' decisions. On December 13, 2010, the U.S. Supreme Court denied the indirect purchaser plaintiffs' Petition for Certiorari.

The direct purchaser plaintiffs filed their motion for class certification on March 18, 2010. The railroad defendants filed their opposition to this motion on July 1, 2010. Judge Friedman conducted a hearing on October 6 and 7, 2010, on the class certification issue and has yet to issue a decision.

We deny the allegations that our fuel surcharge programs violate the antitrust laws or any other laws. We believe that these lawsuits are without merit, and we will vigorously defend our actions. Therefore, we currently believe that these matters will not have a material adverse effect on any of our results of operations, financial condition, and liquidity.

Item 4. [Reserved]

Executive Officers of the Registrant and Principal Executive Officers of Subsidiaries

The Board of Directors typically elects and designates our executive officers on an annual basis at the board meeting held in conjunction with the Annual Meeting of Shareholders, and they hold office until their successors are elected. Executive officers also may be elected and designated throughout the year, as the Board of Directors considers appropriate. There are no family relationships among the officers, nor any arrangement or understanding between any officer and any other person pursuant to which the officer was selected. The following table sets forth certain information, as of February 1, 2011, relating to the executive officers.

Name	Position	Age	Business Experience During Past Five Years
James R. Young	Chairman, President and Chief Executive Officer of UPC and the Railroad	58	[1]
Robert M. Knight, Jr.	Executive Vice President – Finance and Chief Financial Officer of UPC and the Railroad	53	Current Position
J. Michael Hemmer	Senior Vice President – Law and General Counsel of UPC and the Railroad	61	Current Position
Barbara W. Schaefer	Senior Vice President – Human Resources and Secretary of UPC and the Railroad	57	Current Position
Jeffrey P. Totusek	Vice President and Controller of UPC and Chief Accounting Officer and Controller of the Railroad	52	[2]
Lance M. Fritz	Executive Vice President – Operations of the Railroad	48	[3]
John J. Koraleski	Executive Vice President – Marketing and Sales of the Railroad	60	Current Position

[1] Mr. Young was elected Chief Executive Officer and President of UPC and the Railroad effective January 1, 2006. He was elected to the additional position of Chairman effective February 1, 2007.

[2] Mr. Totusek was elected to his current position effective January 1, 2008. He previously was Assistant Vice President – Financial Analysis of the Railroad.

[3] Mr. Fritz was elected to his current position effective September 1, 2010. He previously was Vice President – Operations of the Railroad, effective January 1, 2010. Mr. Fritz previously served as Vice President – Labor Relations effective March 1, 2008, Regional Vice President – South, effective July 1, 2006, and Regional Vice President – North, effective April 1, 2005.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange (NYSE) under the symbol "UNP". The following table presents the dividends declared and the high and low closing prices of our common stock for each of the indicated quarters.

2010 - Dollars Per Share	*Q1*	*Q2*	*Q3*	*Q4*
Dividends	$ 0.27	$ 0.33	$ 0.33	$ 0.38
Common stock price:				
High	74.35	78.61	83.08	95.78
Low	60.41	65.99	66.84	79.32

2009 - Dollars Per Share	*Q1*	*Q2*	*Q3*	*Q4*
Dividends	$ 0.27	$ 0.27	$ 0.27	$ 0.27
Common stock price:				
High	54.66	55.45	64.75	66.73
Low	33.28	39.82	47.47	54.20

At January 28, 2011, there were 491,001,416 shares of outstanding common stock and 33,537 common shareholders of record. On that date, the closing price of the common stock on the NYSE was $93.54. Through December 31, 2010, we have paid dividends to our common shareholders during each of the past 111 years. We declared dividends totaling $653 million in 2010 and $544 million in 2009. On May 6, 2010, we increased the quarterly dividend to $0.33 per share, payable beginning on July 1, 2010, to shareholders of record on May 28, 2010. On November 18, 2010, we increased the quarterly dividend for a second time to $0.38 per share, payable beginning January 3, 2011 to shareholders of record on November 30, 2010. We are subject to certain restrictions regarding retained earnings with respect to the payment of cash dividends to our shareholders. The amount of retained earnings available for dividends increased to $12.9 billion at December 31, 2010, from $11.6 billion at December 31, 2009. (See discussion of this restriction in Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources, Item 7.) We do not believe the restriction on retained earnings will affect our ability to pay dividends, and we currently expect to pay dividends in 2011 comparable to 2010.

Comparison Over One- and Three-Year Periods – The following table presents the cumulative total shareholder returns, assuming reinvested dividends, over one- and three-year periods for the Corporation, a peer group index (comprised of CSX Corporation and Norfolk Southern Corporation), the Dow Jones Transportation Index (Dow Jones), and the Standard & Poor's 500 Stock Index (S&P 500).

Period	*UPC*	*Peer Group*	*Dow Jones*	*S&P 500*
1 Year (2010)	47.6%	29.0%	26.8%	15.1%
3 Year (2008-2010)	55.7	44.2	18.1	(8.3)

Five-Year Performance Comparison – The following graph provides an indicator of cumulative total shareholder returns for the Corporation as compared to the peer group index (described above), the Dow Jones, and the S&P 500. The graph assumes that the value of the investment in the common stock of Union Pacific Corporation and each index was $100 on December 31, 2005 and that all dividends were reinvested.


Comparison of Five-Year Cumulative Return
Value of $100 Investment
250
200
150
100
50
2005
2006
2007
2008
2009
2010
UPC
Peer Group
Dow Jones
S&P 500

Purchases of Equity Securities – During 2010, we repurchased 17,556,522 shares of our common stock at an average price of $75.51. The following table presents common stock repurchases during each month for the fourth quarter of 2010:

Period	*Total Number of Shares Purchased [a]*	*Average Price Paid Per Share*	*Total Number of Shares Purchased as Part of a Publicly Announced Plan or Program [b]*	*Maximum Number of Shares That May Yet Be Purchased Under the Plan or Program [b]*
Oct. 1 through Oct. 31	725,450	84.65	519,554	17,917,736
Nov. 1 through Nov. 30	1,205,260	89.92	1,106,042	16,811,694
Dec. 1 through Dec. 31	1,133,106	92.59	875,000	15,936,694
Total	3,063,816	$ 89.66	2,500,596	N/A

[a] Total number of shares purchased during the quarter includes approximately 563,220 shares delivered or attested to UPC by employees to pay stock option exercise prices, satisfy excess tax withholding obligations for stock option exercises or vesting of retention units, and pay withholding obligations for vesting of retention shares.

[b] On May 1, 2008, our Board of Directors authorized us to repurchase up to 40 million shares of our common stock through March 31, 2011. We may make these repurchases on the open market or through other transactions. Our management has sole discretion with respect to determining the timing and amount of these transactions.

On February 3, 2011, our Board of Directors authorized us to repurchase up to 40 million additional shares of our common stock under a new program effective from April 1, 2011 through March 31, 2014.

Item 6. Selected Financial Data

The following table presents as of, and for the years ended, December 31, our selected financial data for each of the last five years. The selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7, and with the Financial Statements and Supplementary Data, Item 8. The information below is not necessarily indicative of future financial condition or results of operations.

Millions, Except per Share Amounts, Carloads, Employee Statistics, and Ratios	***2010***	*2009*	*2008*	*2007*	*2006*
For the Year Ended December 31					
Operating revenues [a]	**$ 16,965**	$ 14,143	$ 17,970	$ 16,283	$ 15,578
Operating income	**4,981**	3,379	4,070	3,364	2,871
Net income	**2,780**	1,890	2,335	1,848	1,598
Earnings per share - basic [b]	**5.58**	3.76	4.57	3.47	2.97
Earnings per share - diluted [b]	**5.53**	3.74	4.53	3.44	2.94
Dividends declared per share [b]	**1.31**	1.08	0.98	0.745	0.60
Cash provided by operating activities	**4,105**	3,204	4,044	3,248	2,853
Cash used in investing activities	**(2,488)**	(2,145)	(2,738)	(2,397)	(2,015)
Cash used in financing activities	**(2,381)**	(458)	(935)	(800)	(784)
Cash used for common share repurchases	**(1,249)**	-	(1,609)	(1,375)	-
At December 31					
Total assets	**$ 43,088**	$ 42,184	$ 39,509	$ 37,825	$ 36,318
Long-term obligations	**22,373**	22,701	21,314	19,328	17,589
Debt due after one year	**9,003**	9,636	8,607	7,543	6,000
Common shareholders' equity	**17,763**	16,801	15,315	15,456	15,190
Equity per common share [c]	**36.14**	33.27	30.43	29.62	28.11
Additional Data					
Freight revenues [a]	**$ 16,069**	$ 13,373	$ 17,118	$ 15,486	$ 14,791
Revenue carloads (units) (000)	**8,815**	7,786	9,261	9,733	9,852
Operating margin (%) [d]	**29.4**	23.9	22.6	20.7	18.4
Operating ratio (%) [d]	**70.6**	76.1	77.4	79.3	81.6
Average employees (000)	**42.9**	43.5	48.2	50.1	50.7
Operating revenues per employee (000)	**$ 395.5**	$ 325.1	$ 372.8	$ 325.0	$ 307.2
Financial Ratios (%)					
Debt to capital [e]	**34.2**	37.0	36.8	33.2	30.9
Return on average common shareholders' equity [f]	**16.1**	11.8	15.2	12.1	11.1

[a] *Includes fuel surcharge revenue of $1,237 million, $605 million, $2,323 million, $1,478 million, and $1,619 million for 2010, 2009, 2008, 2007, and 2006, respectively, which partially offsets increased operating expenses for fuel. Fuel surcharge revenue is not comparable from year to year due to implementation of new mileage-based fuel surcharge programs in each respective year. (See further discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Operating Revenues, Item 7.)*

[b] *Earnings per share and dividends have been restated to reflect the May 28, 2008 stock split.*

[c] *Equity per common share is calculated as follows: common shareholders' equity divided by common shares issued less treasury shares outstanding. Shares have been adjusted to reflect the May 28, 2008 stock split.*

[d] *Operating margin is defined as operating income divided by operating revenues. Operating ratio is defined as operating expenses divided by operating revenues.*

[e] *Debt to capital is determined as follows: total debt divided by total debt plus equity.*

[f] *Return on average common shareholders' equity is determined as follows: Net income divided by average common shareholders' equity.*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and applicable notes to the Financial Statements and Supplementary Data, Item 8, and other information in this report, including Risk Factors set forth in Item 1A and Critical Accounting Policies and Cautionary Information at the end of this Item 7.

The Railroad, along with its subsidiaries and rail affiliates, is our one reportable operating segment. Although we analyze revenue by commodity group, we analyze the net financial results of the Railroad as one segment due to the integrated nature of our rail network.

EXECUTIVE SUMMARY

2010 Results

- **Safety** – During 2010, we continued our positive, multi-year trend in safety performance by setting records in many of our safety metrics. The employee injury incident rate per 200,000 man-hours declined 4% from 2009 to its lowest level ever. Our continued focus on derailment prevention resulted in another strong performance as our incident rate finished at 10.54 per million train miles, slightly behind 2009 record results. However, the severity of those incidents was lower, resulting in a 12% reduction in associated costs. With respect to public safety, we closed 286 grade crossings to reduce our exposure to incidents. We also continued installing video cameras on our locomotives, which assist us in reviewing grade crossing incidents, and we now have camera-equipped locomotives in the lead position of over 97% of our through-freight trains. During 2010, the rate of grade crossing incidents per million train miles increased 10% from record low levels of 2009, as both highway and rail traffic increased in conjunction with economic improvement. Overall, our 2010 safety results reflect our continued focus on the safety of our employees and the public.

- **Financial Performance** – In 2010, we generated record operating income of $5.0 billion, a 47% increase over 2009, reflecting a 13% increase in volume, core pricing gains, and improved productivity. Improved economic conditions increased demand for our services across almost all market sectors compared to 2009, a year in which economic conditions substantially reduced demand for rail service. We leveraged additional traffic volumes during 2010 by effectively utilizing our assets and minimizing operational cost increases compared to 2009. These achievements translated into an all-time record operating ratio of 70.6% for 2010, outpacing our previous record of 76.1% set in 2009. Net income of $2.8 billion also surpassed our previous milestone set in 2008, translating into earnings of $5.53 per diluted share for 2010.

- **Freight Revenues** – Our freight revenues grew 20% year-over-year to $16.1 billion. Freight revenues and volumes for all six commodity groups increased. Overall, volume increased 13% in 2010, with particularly strong growth in automotive, intermodal, and industrial products shipments. Core pricing gains and higher fuel surcharges (due to higher fuel prices, volume growth, and new fuel surcharge provisions in contracts renegotiated in 2010) also drove the growth in freight revenue in 2010 compared to 2009. We continued to focus on improving the reinvestibility of our business, and we have repriced approximately 88% of our business since 2004.

- **Network Operations** – In 2010, we continued operating an efficient and fluid network, effectively handling the 13% increase in carloads compared to 2009. As reported to the Association of American Railroads (AAR), average train speed decreased 4% in 2010 compared to a record-setting 2009. Maintenance activities and weather disruptions, combined with higher volume levels, negatively impacted our average train speed. Average terminal dwell time increased 2% while average rail car inventory decreased 3% in 2010 compared to 2009. We maintained more freight cars off-line and retired a number of old freight cars, which drove a decrease in average rail car inventory during the year. In 2010, customer satisfaction improved, surpassing a record established in 2009, an indication that our ongoing efforts to improve operations again translated into better customer service.

- **Asset Utilization** – In response to economic conditions and lower revenue in 2009, we implemented productivity initiatives to improve efficiency and reduce costs, in addition to adjusting our resources to reflect lower demand. By the end of 2009, we had removed from service approximately 26% of our multiple purpose locomotives and 18% of our freight car inventory. As volume increased 13% from

2009 levels, we returned a portion of these assets to active service. At the end of 2010, we continued to maintain in storage approximately 17% of our multiple purpose locomotives and 14% of our freight car inventory, reflecting our ability to effectively leverage our assets as volumes return to our network.

- **Fuel Prices** – Fuel prices generally increased throughout 2010 as the economy improved. Our average diesel fuel price per gallon increased nearly 20% from January to December of 2010, driven by higher crude oil barrel prices and conversion spreads. Compared to 2009, our diesel fuel price per gallon consumed increased 31%, driving operating expenses up by $566 million (excluding any impact from year-over-year volume increases). To partially offset the effect of higher fuel prices, we reduced our consumption rate by 3% during the year, saving approximately 27 million gallons of fuel. The use of newer, more fuel efficient locomotives; increased use of distributed locomotive power (the practice of distributing locomotives throughout a train rather than positioning them all in the lead resulting in safer and more efficient train operations); fuel conservation programs; and efficient network operations and asset utilization all contributed to this improvement.

- **Free Cash Flow** – Cash generated by operating activities (adjusted for the reclassification of our receivables securitization facility) totaled $4.5 billion, yielding record free cash flow of $1.4 billion in 2010. Free cash flow is defined as cash provided by operating activities (adjusted for the reclassification of our receivables securitization facility), less cash used in investing activities and dividends paid.

  Free cash flow is not considered a financial measure under accounting principles generally accepted in the U.S. (GAAP) by SEC Regulation G and Item 10 of SEC Regulation S-K. We believe free cash flow is important in evaluating our financial performance and measures our ability to generate cash without additional external financings. Free cash flow should be considered in addition to, rather than as a substitute for, cash provided by operating activities. The following table reconciles cash provided by operating activities (GAAP measure) to free cash flow (non-GAAP measure):

Millions	***2010***	*2009*	*2008*
Cash provided by operating activities	**$ 4,105**	$ 3,204	$ 4,044
Receivables securitization facility [a]	**400**	184	16
Cash provided by operating activities adjusted for the receivables securitization facility	**4,505**	3,388	4,060
Cash used in investing activities	**(2,488)**	(2,145)	(2,738)
Dividends paid	**(602)**	(544)	(481)
Free cash flow	**$ 1,415**	$ 699	$ 841

[a] Effective January 1, 2010, a new accounting standard required us to account for receivables transferred under our receivables securitization facility as secured borrowings in our Consolidated Statements of Financial Position and as financing activities in our Consolidated Statements of Cash Flows. The receivables securitization facility is included in our free cash flow calculation to adjust cash provided by operating activities as though our receivables securitization facility had been accounted for under the new accounting standard for all periods presented.

2011 Outlook

- **Safety** – Operating a safe railroad benefits our employees, our customers, our shareholders, and the public. We will continue using a multi-faceted approach to safety, utilizing technology, risk assessment, quality control, and training, and engaging our employees. We will continue implementing Total Safety Culture (TSC) throughout our operations. TSC is designed to establish, maintain, reinforce, and promote safe practices among co-workers. This process allows us to identify and implement best practices for employee and operational safety. Reducing grade crossing incidents is a critical aspect of our safety programs, and we will continue our efforts to maintain and close crossings; install video cameras on locomotives; and educate the public and law enforcement agencies about crossing safety through a combination of our own programs (including risk assessment strategies), various industry programs, and engaging local communities.

- **Transportation Plan** – To build upon our success in recent years, we will continue evaluating traffic flows and network logistic patterns, which can be quite dynamic, to identify additional opportunities to simplify operations, remove network variability, and improve network efficiency and asset utilization. We plan to adjust manpower and our locomotive and rail car fleets to meet customer needs and put us in a position to handle demand changes. We will also continue utilizing industrial engineering techniques to improve productivity.

- **Fuel Prices** – Uncertainty about the economy makes fuel price projections difficult, and we could see volatile fuel prices during the year, as they are sensitive to global and U.S. domestic demand, refining capacity, geopolitical events, weather conditions and other factors. To reduce the impact of fuel price on earnings, we will continue to seek recovery from our customers through our fuel surcharge programs and to expand our fuel conservation efforts.

- **Capital Plan** – In 2011, we plan to make total capital investments of approximately $3.2 billion, including expenditures for Positive Train Control (PTC), which may be revised if business conditions warrant or if new laws or regulations affect our ability to generate sufficient returns on these investments. (See further discussion in this Item 7 under Liquidity and Capital Resources – Capital Plan.)

- **Positive Train Control** – In response to a legislative mandate to implement PTC by the end of 2015, we expect to spend approximately $250 million during 2011 on developing PTC. We currently estimate that PTC will cost us approximately $1.4 billion to implement by the end of 2015, in accordance with rules issued by the Federal Railroad Administration (FRA). This includes costs for installing the new system along our tracks, upgrading locomotives to work with the new system, and adding digital data communication equipment so all the parts of the system can communicate with each other. During 2011, we plan to begin testing the technology to evaluate its effectiveness.

- **Financial Expectations** – We remain cautious about economic conditions, but anticipate volume to increase from 2010 levels. In addition, we expect volume, price, and productivity gains to offset expected higher costs for fuel, labor inflation, depreciation, casualty costs, and property taxes to drive operating ratio improvement.

RESULTS OF OPERATIONS

Operating Revenues

Millions	***2010***	*2009*	*2008*	***% Change 2010 v 2009***	*% Change 2009 v 2008*
Freight revenues	**$ 16,069**	$ 13,373	$ 17,118	**20%**	(22)%
Other revenues	**896**	770	852	**16**	(10)
Total	**$ 16,965**	$ 14,143	$ 17,970	**20%**	(21)%

Freight revenues are revenues generated by transporting freight or other materials from our six commodity groups. Freight revenues vary with volume (carloads) and average revenue per car (ARC). Changes in price, traffic mix and fuel surcharges drive ARC. We provide some of our customers with contractual incentives for meeting or exceeding specified cumulative volumes or shipping to and from specific locations, which we record as a reduction to freight revenues based on the actual or projected future shipments. We recognize freight revenues as freight moves from origin to destination. We allocate freight revenues between reporting periods based on the relative transit time in each reporting period and recognize expenses as we incur them.

Other revenues include revenues earned by our subsidiaries, revenues from our commuter rail operations, and accessorial revenues, which we earn when customers retain equipment owned or controlled by us or when we perform additional services such as switching or storage. We recognize other revenues as we perform services or meet contractual obligations.

Freight revenues and volume levels for all six commodity groups increased during 2010 as a result of economic improvement in many market sectors. We experienced particularly strong volume growth in automotive, intermodal, and industrial products shipments. Core pricing gains and higher fuel surcharges also increased freight revenues and drove a 6% improvement in ARC.

Freight revenues and volume levels for all six commodity groups decreased during 2009, reflecting continued economic weakness. We experienced the largest volume declines in automotive and industrial products shipments. Lower fuel surcharges due to lower fuel prices also reduced freight revenues in 2009 compared to 2008. ARC decreased 7% during the full year, driven by lower fuel cost recoveries, partially offset by core pricing gains of approximately 5%. Fuel cost recoveries include fuel surcharge revenue and the impact of resetting the base fuel price for certain traffic, which is described below in more detail.

Our fuel surcharge programs (excluding index-based contract escalators that contain some provision for fuel) generated freight revenues of $1.2 billion, $605 million, and $2.3 billion in 2010, 2009, and 2008, respectively. Higher fuel prices, volume growth, and new fuel surcharge provisions in contracts renegotiated during the year increased fuel surcharge amounts in 2010. Furthermore, for certain periods during 2009, fuel prices dropped below the base at which our mileage-based fuel surcharge begins, which resulted in no fuel surcharge recovery for associated shipments during those periods.

Fuel surcharge revenue is not entirely comparable to prior periods due to implementation of new mileage-based fuel surcharge programs. In April 2007, we converted regulated traffic, which represents approximately 20% of our current revenue base, to mileage-based fuel surcharge programs. In addition, we have converted and continue to convert portions of our non-regulated traffic to mileage-based fuel surcharge programs. At the time of conversion, we reset the base fuel price at which the new mileage-based fuel surcharges take effect. Resetting the fuel price at which the fuel surcharge begins, in conjunction with rebasing the affected transportation rates to include a portion of what had been in the fuel surcharge, does not materially change our freight revenue as higher base rates offset lower fuel surcharge revenue.

In 2010, other revenues increased from 2009 due primarily to higher revenues at our subsidiaries that broker intermodal and automotive services. Assessorial revenues also increased in 2010 reflecting higher volume levels during the year.

In 2009, other revenue decreased from 2008 due primarily to lower revenues at one of our subsidiaries that brokers intermodal and automotive services. Assessorial revenues also decreased in 2009 reflecting lower volume levels during the year.

The following tables summarize the year-over-year changes in freight revenues, revenue carloads (each container or trailer is counted as one carload), and ARC by commodity type:

Freight Revenues				***% Change***	*% Change*
Millions	***2010***	*2009*	*2008*	***2010 v 2009***	*2009 v 2008*
Agricultural	**$ 3,018**	$ 2,666	$ 3,174	**13%**	(16)%
Automotive	**1,271**	854	1,344	**49**	(36)
Chemicals	**2,425**	2,102	2,494	**15**	(16)
Energy	**3,489**	3,118	3,810	**12**	(18)
Industrial Products	**2,639**	2,147	3,273	**23**	(34)
Intermodal	**3,227**	2,486	3,023	**30**	(18)
Total	**$ 16,069**	$ 13,373	$ 17,118	**20%**	(22)%

Revenue Carloads				***% Change***	*% Change*
Thousands	***2010***	*2009*	*2008*	***2010 v 2009***	*2009 v 2008*
Agricultural	**918**	865	947	**6%**	(9)%
Automotive	**611**	465	667	**31**	(30)
Chemicals	**844**	761	885	**11**	(14)
Energy	**2,056**	2,021	2,348	**2**	(14)
Industrial Products	**1,073**	899	1,249	**19**	(28)
Intermodal	**3,313**	2,775	3,165	**19**	(12)
Total	**8,815**	7,786	9,261	**13%**	(16)%

Average Revenue per Car		*2010*		*2009*		*2008*	*% Change 2010 v 2009*	*% Change 2009 v 2008*
Agricultural	$	**3,286**	$	3,080	$	3,352	**7%**	(8)%
Automotive		**2,082**		1,838		2,017	**13**	(9)
Chemicals		**2,874**		2,761		2,818	**4**	(2)
Energy		**1,697**		1,543		1,622	**10**	(5)
Industrial Products		**2,461**		2,388		2,620	**3**	(9)
Intermodal		**974**		896		955	**9**	(6)
Average	$	**1,823**	$	1,718	$	1,848	**6%**	(7)%

2010 Agricultural Revenue


Grain Products 37%
Food/ Refrigerated 27%
Whole Grains 36%

Agricultural Products – Higher volume, fuel surcharges, and price improvements increased agricultural freight revenue in 2010 versus 2009. Increased shipments from the Midwest to export ports in the Pacific Northwest combined with heightened demand in Mexico drove higher corn and feed grain shipments in 2010. Increased corn and feed grain shipments into ethanol plants in California and Idaho and continued growth in ethanol shipments also contributed to this increase. In 2009, some ethanol plants temporarily ceased operations due to lower ethanol margins, which contributed to the favorable year-over-year comparison. In addition, strong export demand for U.S. wheat via the Gulf ports increased shipments of wheat and food grains compared to 2009. Declines in domestic wheat and food shipments partially offset the growth in export shipments. New business in feed and animal protein shipments also increased agricultural shipments in 2010 compared to 2009.

Lower volume and fuel surcharges decreased agricultural freight revenue in 2009 versus 2008. Price improvements partially offset these declines. Lower demand in both export and domestic markets led to fewer shipments of corn and feed grains, down 11% in 2009 compared to 2008. Weaker worldwide demand also reduced export shipments of wheat and food grains in 2009 versus 2008.

2010 Automotive Revenue


Auto Parts 23%
Finished Vehicles 77%

Automotive – 37% and 24% increases in shipments of finished vehicles and automotive parts in 2010, respectively, combined with core pricing gains and fuel surcharges, improved automotive freight revenue from relatively weak 2009 levels. Economic conditions in 2009 led to poor auto sales and reduced vehicle production, which in turn reduced shipments of finished vehicles and parts during the year.

Declines in shipments of finished vehicles and auto parts and lower fuel surcharges reduced freight revenue in 2009 compared to 2008. Vehicle shipments were down 35% and parts were down 24%. Core pricing gains partially offset these declines. These volume declines resulted from economic conditions that reduced sales and vehicle production. In addition, two major domestic automotive manufacturers declared bankruptcy in the second quarter of 2009, affecting production levels. Although the federal Car Allowance Rebate System (the "cash for clunkers" program) helped stimulate vehicle sales and shipments in the third quarter of 2009, production cuts and soft demand throughout the year more than offset the program's benefits.

Chemicals – Higher volume, price improvements, and fuel surcharges increased freight revenue from chemicals in 2010 versus 2009. Reduced inventories and purchases delayed from 2009 increased fertilizer shipments by 30% in 2010. A modest rebound in market conditions and more normalized inventory levels increased demand for industrial chemicals during the year, driving volume levels up 8% versus 2009. In addition, shipments of soda ash increased 12% as continued strong export demand outpaced weak 2009 export demand.


2010 Chemicals Revenue
Plastics
19%
Pertroleum
& Other
25%
Soda
Ash
16%
Fertilizer
15%
Industrial
Chemicals
25%

Reduced volume and fuel surcharges decreased freight revenue from chemical shipments in 2009 versus 2008. Pricing improvements partially offset these declines. Weak market conditions reduced shipments of industrial chemicals in 2009 compared to 2008, driving volume levels down 16%. High inventories, production curtailments, and delayed purchases combined to reduce fertilizer shipments by 29% in 2009. Additionally, business interruptions resulting from Hurricanes Gustav and Ike lowered volume levels in the third quarter of 2008, contributing to a more favorable year-over-year comparison.

Energy – Core pricing gains, higher fuel surcharges and modest volume growth increased freight revenue from energy shipments in 2010 compared to 2009. Shipments from the Southern Powder River Basin (SPRB) were up 4% driven by higher demand resulting from improvement in economic conditions, warmer summer weather, and more efficient deliveries (higher tons per car and increased train size). Higher inventory levels carried over from 2009 partially offset this demand increase. Shipments from Colorado and Utah mines were down 8% in 2010 versus 2009 due to mine production interruptions and increased competition from other low cost fuel options (natural gas and eastern coal), weaker demand from our industrial customers, and high inventories at some utility customer locations.


2010 Energy Revenue
Colorado/
Utah
18%
Other
7%
SPRB
75%

Lower volume and fuel surcharges reduced freight revenue from energy shipments in 2009 versus 2008. Price increases partially offset these declines. Shipments from the SPRB and the Colorado and Utah mines decreased 14% and 25%, respectively, in 2009 compared to 2008. Continued economic weakness and high coal inventories resulted in reduced demand at our utility customers, resulting in lower volumes. Production problems at the Colorado and Utah mines and the loss of SPRB customer contracts also contributed to the volume declines.

Industrial Products – Volume gains, core pricing improvement, and higher fuel surcharges increased freight revenue from industrial products in 2010 versus 2009. A federal government remediation program involving removal of uranium mill tailings from a Moab, Utah, site drove an increase in short-haul hazardous waste shipments versus 2009. Shipments under this program began modestly during the second quarter of 2009. Steel shipments also increased due to improving economic conditions, while shipments of non-metallic minerals (primarily frac sand) grew in response to more drilling for natural gas. Stone, sand and gravel shipments grew in 2010 compared to 2009 as increased oil drilling more than offset the decline in commercial construction activity.


2010 Industrial Products Revenue
Construction Products 15%
Lumber 15%
Paper 14%
Other 9%
Metals 25%
Minerals & Consumer 22%

Reduced volume and fuel surcharges resulted in lower freight revenue from industrial products shipments in 2009 versus 2008. Price improvements partially offset these declines. Weak demand and inventory reductions resulting from the economic downturn drove a 53% decline in steel shipments in 2009 compared to 2008. The continued weakness in the housing market reduced lumber shipments, while surplus production and overall market uncertainty resulted in lower paper and newsprint shipments in 2009 versus 2008. In addition, cement and stone shipments declined during 2009 due to high inventories and weak commercial and residential construction activity.

Intermodal – Increased volume, higher fuel surcharges (including new recovery provisions in contracts renegotiated in 2010), and pricing gains drove the increase in freight revenue from intermodal shipments in 2010 compared to 2009. Volume from domestic and international traffic increased from 2009 levels, reflecting improvements in economic conditions. International volumes grew in response to continued inventory restocking and higher consumer demand. Domestic shipments increased as a result of conversions from truck to rail fueled by improved service operations. A new contract with Hub Group, Inc., which included additional shipments, was executed in the second quarter of 2009 and contributed to the increase in domestic shipments.


2010 Intermodal Revenue
Domestic 50%
International 50%

Decreased volumes and fuel surcharges reduced freight revenue from intermodal shipments in 2009 versus 2008. Volume from international traffic decreased 24% in 2009 compared to 2008, reflecting economic conditions, continued weak imports from Asia, and diversions to non-UPRR served ports. Additionally, continued weakness in the domestic housing and automotive sectors translated into weak demand in large sectors of the international intermodal market, which also contributed to the volume decline. Conversely, domestic traffic increased 8% in 2009 compared to 2008. A new contract with Hub Group, Inc., which included additional shipments, was executed in the second quarter of 2009 and more than offset the impact of weak market conditions in the second half of 2009.

Mexico Business – Each of our commodity groups include revenue from shipments to and from Mexico. Revenue from Mexico business increased 30% in 2010 versus 2009 to $1.6 billion. Volume levels for all six commodity groups increased, up 25% in aggregate versus 2009, with particularly strong growth in automotive, industrial products, and intermodal shipments.

Revenue from Mexico business decreased 26% in 2009 versus 2008 to $1.2 billion. Volume declined in five of our six commodity groups, down 19% in 2009, driven by 32% and 24% reductions in industrial products and automotive shipments, respectively. Conversely, energy shipments increased 9% in 2009 versus 2008, partially offsetting these declines.

Operating Expenses

Millions	2010	2009	2008	% Change 2010 v 2009	% Change 2009 v 2008
Compensation and benefits	$ **4,314**	$ 4,063	$ 4,457	**6%**	(9)%
Fuel	**2,486**	1,763	3,983	**41**	(56)
Purchased services and materials	**1,836**	1,644	1,928	**12**	(15)
Depreciation	**1,487**	1,427	1,366	**4**	4
Equipment and other rents	**1,142**	1,180	1,326	**(3)**	(11)
Other	**719**	687	840	**5**	(18)
Total	$ **11,984**	$ 10,764	$ 13,900	**11%**	(23)%

2010 Operating Expenses


Other
6%
Compensation
& Benefits
36%
Purchased
Services &
Materials
15%
Equipment
& Other
Rents
10%
Depreciation
12%
Fuel
21%

Operating expenses increased $1.2 billion in 2010 versus 2009. Our fuel price per gallon increased 31% during the year, accounting for $566 million of the increase. Wage and benefit inflation, depreciation, volume-related costs, and property taxes also contributed to higher expenses during 2010 compared to 2009. Cost savings from productivity improvements and better resource utilization partially offset these increases.

Operating expenses decreased $3.1 billion in 2009 versus 2008. Our fuel price per gallon declined 44% during 2009, decreasing operating expenses by $1.3 billion compared to 2008. Cost savings from lower volume, productivity improvements, and better resource utilization also decreased operating expenses in 2009. In addition, lower casualty expense resulting primarily from improving trends in safety performance decreased operating expenses in 2009. Conversely, wage and benefit inflation partially offset these reductions.

Compensation and Benefits – Compensation and benefits include wages, payroll taxes, health and welfare costs, pension costs, other postretirement benefits, and incentive costs. General wage and benefit inflation increased costs by approximately $190 million in 2010 compared to 2009. Volume-related expenses and higher equity and incentive compensation also drove costs up during the year. Workforce levels declined 1% in 2010 compared to 2009 as network efficiencies and ongoing productivity initiatives enabled us to effectively handle the 13% increase in volume levels with fewer employees.

Lower volume and productivity initiatives led to a 10% decline in our workforce in 2009 compared to 2008, saving $516 million during the year. Conversely, general wage and benefit inflation increased expenses, partially offsetting these savings.

Fuel – Fuel includes locomotive fuel and gasoline for highway and non-highway vehicles and heavy equipment. Higher diesel fuel prices, which averaged $2.29 per gallon (including taxes and transportation costs) in 2010 compared to $1.75 per gallon in 2009, increased expenses by $566 million. Volume, as measured by gross ton-miles, increased 10% in 2010 versus 2009, driving fuel expense up by $166 million. Conversely, the use of newer, more fuel efficient locomotives, our fuel conservation programs and efficient network operations drove a 3% improvement in our fuel consumption rate in 2010, resulting in $40 million of cost savings versus 2009 at the 2009 average fuel price.

Lower diesel fuel prices, which averaged $1.75 per gallon (including taxes and transportation costs) in 2009 compared to $3.15 per gallon in 2008, reduced expenses by $1.3 billion in 2009. Volume, as measured by gross ton-miles, decreased 17% in 2009, lowering expenses by $664 million compared to 2008. Our fuel consumption rate improved 4% in 2009, resulting in $147 million of cost savings versus 2008 at the 2008 average fuel price. The consumption rate savings versus 2008 using the lower 2009 fuel price was $68 million. Newer, more fuel efficient locomotives, reflecting locomotive acquisitions in recent years and the impact of a smaller fleet due to storage of some of our older locomotives; increased use of distributed locomotive power; our fuel conservation programs; and improved network operations all drove this improvement.

Purchased Services and Materials – Purchased services and materials expense includes the costs of services purchased from outside contractors (including equipment maintenance and contract expenses incurred by our subsidiaries for external transportation services); materials used to maintain the Railroad's lines, structures, and equipment; costs of operating facilities jointly used by UPRR and other railroads; transportation and lodging for train crew employees; trucking and contracting costs for intermodal containers; leased automobile maintenance expenses; and tools and supplies. A $148 million increase in expenses for contract services drove the higher expenses in 2010 versus 2009. Volume-related trucking and lift costs for intermodal containers and crew transportation and lodging costs also increased costs from 2009. In addition, an increase in locomotive maintenance materials used to prepare a portion of our locomotive fleet for return to active service increased expenses during the year compared to 2009. Conversely, a decrease in freight car maintenance activity during 2010 drove lower freight car material costs, partially offsetting the cost increases versus 2009.

Contract services expense (including equipment maintenance) decreased $134 million in 2009 versus 2008 due to lower volume levels and a favorable year-over-year comparison due to expenses incurred in 2008 resulting from Hurricanes Gustav and Ike. In addition, lower volume levels drove cost reductions of $55 million in transportation and lodging costs and $27 million in expenses associated with operating jointly owned facilities in 2009 versus 2008. We also performed fewer locomotive and freight car repairs as a result of lower volumes and having portions of these fleets stored, which reduced related materials expenses by $87 million in 2009 versus 2008. Clean-up and restoration expenses related to the Cascade mudslide in January, flooding in the Midwest in June, and the two September hurricanes also increased expenses in 2008, creating a favorable year-over-year comparison.

Depreciation – The majority of depreciation relates to road property, including rail, ties, ballast, and other track material. A higher depreciable asset base, reflecting higher capital spending in recent years, increased depreciation expense in 2010 compared to 2009. Costs also increased $25 million in 2010 due to the restructuring of certain locomotive leases in the second quarter of 2009. Lower depreciation rates for rail and other track material partially offset the increases. The lower rates, which became effective January 1, 2010, resulted from reduced track usage (based on lower gross ton-miles in 2009).

A higher depreciable asset base, reflecting higher capital spending in recent years, increased depreciation expense in 2009 versus 2008. Costs also increased $34 million in 2009 due to the restructuring of certain locomotive leases. Lower depreciation rates for rail and other track material partially offset the increases. The lower rates, which became effective January 1, 2009, resulted from longer asset lives as determined by service life studies and reduced track usage (based on lower gross ton-miles in 2008).

Equipment and Other Rents – Equipment and other rents expense primarily includes rental expense that the Railroad pays for freight cars owned by other railroads or private companies; freight car, intermodal, and locomotive leases; other specialty equipment leases; and office and other rentals. Short-term freight car rental expense increased in 2010 compared to 2009, reflecting increased shipments of finished vehicles and intermodal containers. Increased lease expenses for containers also drove the increase. Conversely, lower lease expense for freight cars and locomotives decreased costs compared to 2009. The restructuring of locomotive leases (completed in May 2009) also reduced lease expense by $36 million in 2010 compared to 2009. (See further discussion in this Item 7 under Liquidity and Capital Resources – Financing Activities.)

Fewer shipments of industrial products and intermodal containers primarily contributed to the $85 million reduction in our short-term freight car rental expense in 2009 versus 2008. In addition, the restructuring of locomotive leases reduced lease expense by $52 million in 2009 compared to 2008. Lower lease expense for freight cars, intermodal containers, and fleet vehicles also decreased costs in 2009 versus 2008.

Other – Other expenses include personal injury, freight and property damage, destruction of foreign equipment, insurance, environmental, bad debt, state and local taxes, utilities, telephone and cellular, employee travel, computer software, and other general expenses. Other costs were higher in 2010 compared to 2009, driven by higher property taxes and the $45 million one-time payment in the first quarter of 2010 related to a transaction with CSXI. A $30 million payment in 2009 to Pacer International,

Inc. and lower expenses for freight and property damages partially offset these increases in comparing 2009 with 2010. In addition, personal injury expense was lower in 2010 compared to 2009, reflecting continued improvement in our personal injury incident rate and lower settlement costs per claim. The change in asbestos-related claim expenses in 2010 versus 2009 offset the lower personal injury costs. As a result of our 2009 annual review of asbestos-related costs, we reduced expenses by $25 million, thus driving the unfavorable variance in 2010.

Other costs were lower in 2009 compared to 2008, driven by a reduction in personal injury expense and asbestos-related claims expense. We completed actuarial studies of personal injury expenses in both the second and fourth quarters of 2009 and 2008 and annual reviews of asbestos-related claims in both years, which resulted in a net reduction of $55 million in casualty expense in 2009 versus 2008. The reduction reflects improvements in our safety experience and lower estimated costs to resolve claims. In addition, the year-over-year comparison was favorably impacted by $28 million due to an adverse development with respect to one personal injury claim in 2008 and favorable developments in three cases in 2009. Other costs were also lower in 2009 compared to 2008, driven by a decrease in expenses for freight and property damages, employee travel, and utilities. In addition, higher bad debt expense in 2008 due to the uncertain impact of the recessionary economy drove a favorable year-over-year comparison. Conversely, an additional expense of $30 million related to a transaction with Pacer International, Inc. and higher property taxes partially offset lower costs in 2009.

Non-Operating Items

Millions	***2010***	*2009*	*2008*	***% Change 2010 v 2009***	*% Change 2009 v 2008*
Other income	**$ 54**	$ 195	$ 92	**(72)%**	112 %
Interest expense	**(602)**	(600)	(511)	**-**	17
Income taxes	**(1,653)**	(1,084)	(1,316)	**52 %**	(18)%

Other Income – Other income decreased in 2010 versus 2009 due to lower gains from real estate sales (the second quarter of 2009 included a $116 million pre-tax gain from a land sale to the Regional Transportation District in Colorado) and premiums paid for early debt redemption.

Other income increased $103 million in 2009 compared to 2008 primarily due to higher gains from real estate sales, which included the $116 million pre-tax gain from a land sale in Colorado, and lower interest expense on our receivables securitization facility, resulting from lower interest rates and a lower outstanding balance. Reduced rental and licensing income and lower returns on cash investments, reflecting lower interest rates, partially offset these increases.

Interest Expense – Interest expense was flat in 2010 compared to 2009 due to a modestly higher weighted-average debt level of $9.7 billion, compared to $9.6 billion in 2009, offset by a lower effective interest rate of 6.2% in 2010, compared to 6.3% in 2009.

Interest expense increased in 2009 versus 2008 due primarily to higher weighted-average debt levels. In 2009, the weighted-average debt level was $9.6 billion (including the restructuring of locomotive leases in May of 2009), compared to $8.3 billion in 2008. Our effective interest rate was 6.3% in 2009, compared to 6.1% in 2008.

Income Taxes – Income taxes were higher in 2010 compared to 2009, primarily driven by higher pre-tax income. Our effective tax rate for the year was 37.3% compared to 36.4% in 2009. Income taxes were lower in 2009 compared to 2008, driven by lower pre-tax income. Our effective tax rate for 2009 was 36.4% compared to 36.0% in 2008.

OTHER OPERATING/PERFORMANCE AND FINANCIAL STATISTICS

We report key Railroad performance measures weekly to the Association of American Railroads (AAR), including carloads, average daily inventory of rail cars on our system, average train speed, and average terminal dwell time. We provide this data on our website at www.up.com/investors/reports/index.shtml.

Operating/Performance Statistics

Railroad performance measures reported to the AAR, as well as other performance measures, are included in the table below:

	2010	2009	2008	**% Change 2010 v 2009**	% Change 2009 v 2008
Average train speed (miles per hour)	**26.2**	27.3	23.5	**(4)%**	16 %
Average terminal dwell time (hours)	**25.4**	24.8	24.9	**2 %**	-
Average rail car inventory (thousands)	**274.4**	283.1	300.7	**(3)%**	(6)%
Gross ton-miles (billions)	**932.4**	846.5	1,020.4	**10 %**	(17)%
Revenue ton-miles (billions)	**520.4**	479.2	562.6	**9 %**	(15)%
Operating ratio	**70.6**	76.1	77.4	**(5.5) pt**	(1.3) pt
Employees (average)	**42,884**	43,531	48,242	**(1)%**	(10)%
Customer satisfaction index	**89**	88	83	**1 pt**	5 pt

Average Train Speed – Average train speed is calculated by dividing train miles by hours operated on our main lines between terminals. Maintenance activities and weather disruptions, combined with higher volume levels, led to a 4% decrease in average train speed in 2010 compared to a record set in 2009. Overall, we continued operating a fluid and efficient network during the year. Lower volume levels, ongoing network management initiatives, and productivity improvements contributed to a 16% improvement in average train speed in 2009 compared to 2008.

Average Terminal Dwell Time – Average terminal dwell time is the average time that a rail car spends at our terminals. Lower average terminal dwell time improves asset utilization and service. Average terminal dwell time increased 2% in 2010 compared to 2009, driven in part by our network plan to increase the length of numerous trains to improve overall efficiency, which resulted in higher terminal dwell time for some cars. Average terminal dwell time improved slightly in 2009 compared to 2008 due to lower volume levels combined with initiatives to expedite delivering rail cars to our interchange partners and customers.

Average Rail Car Inventory – Average rail car inventory is the daily average number of rail cars on our lines, including rail cars in storage. Lower average rail car inventory reduces congestion in our yards and sidings, which increases train speed, reduces average terminal dwell time, and improves rail car utilization. Average rail car inventory decreased 3% in 2010 compared to 2009, while we handled 13% increases in carloads during the period compared to 2009. We maintained more freight cars off-line and retired a number of old freight cars, which drove the decreases. Average rail car inventory decreased 6% in 2009 compared to 2008 driven by a 16% decrease in volume. In addition, as carloads decreased, we stored more freight cars off-line.

Gross and Revenue Ton-Miles – Gross ton-miles are calculated by multiplying the weight of loaded and empty freight cars by the number of miles hauled. Revenue ton-miles are calculated by multiplying the weight of freight by the number of tariff miles. Gross and revenue-ton-miles increased 10% and 9% in 2010 compared to 2009 due to a 13% increase in carloads. Commodity mix changes (notably automotive shipments) drove the variance in year-over-year growth between gross ton-miles, revenue ton-miles and carloads. Gross and revenue ton-miles decreased 17% and 15% in 2009 compared to 2008 due to a 16% decrease in carloads. Commodity mix changes (notably automotive shipments, which were 30% lower in 2009 versus 2008) drove the difference in declines between gross ton-miles and revenue ton-miles.

Operating Ratio – Operating ratio is defined as our operating expenses as a percentage of operating revenue. Our operating ratio improved 5.5 points to 70.6% in 2010 and 1.3 points to 76.1% in 2009. Efficiently leveraging volume increases, core pricing gains, and productivity initiatives drove the improvement in 2010 and more than offset the impact of higher fuel prices during the year. Core pricing gains, lower fuel prices, network management initiatives, and improved productivity drove the improvement in 2009 and more than offset the 16% volume decline.

Employees – Employee levels were down 1% in 2010 compared to 2009 despite a 13% increase in volume levels. We leveraged the additional volumes through network efficiencies and other productivity initiatives. In addition, we successfully managed the growth of our full-time-equivalent train and engine force levels at a rate less than half of our carload growth in 2010. All other operating functions and support organizations reduced their full-time-equivalent force levels, benefiting from continued productivity initiatives. Productivity initiatives and lower volumes reduced employee levels 10% throughout the Company in 2009 versus 2008.

Customer Satisfaction Index – Our customer satisfaction survey asks customers to rate how satisfied they are with our performance over the last 12 months on a variety of attributes. A higher score indicates higher customer satisfaction. The improvement in survey results in 2010 and 2009 generally reflects customer recognition of our service quality.

Return on Average Common Shareholders' Equity

Millions, Except Percentages	***2010***	*2009*	*2008*
Net income	**$ 2,780**	$ 1,890	$ 2,335
Average equity	**$ 17,282**	$ 16,058	$ 15,386
Return on average common shareholders' equity	**16.1%**	11.8%	15.2%

Return on Invested Capital as Adjusted (ROIC)

Millions, Except Percentages	***2010***	*2009*	*2008*
Net income	**$ 2,780**	$ 1,890	$ 2,335
Add: Interest expense	**602**	600	511
Add: Interest on present value of operating leases	**222**	232	299
Add: Receivable securitization fees	**-**	9	23
Less: Taxes on interest and fees	**(307)**	(306)	(300)
Net operating profit after taxes as adjusted (a)	**$ 3,297**	$ 2,425	$ 2,868
Average equity	**$ 17,282**	$ 16,058	$ 15,386
Add: Average debt	**9,545**	9,388	8,305
Add: Average value of sold receivables	**200**	492	592
Add: Average present value of operating leases	**3,574**	3,681	3,737
Average invested capital as adjusted (b)	**$ 30,601**	$ 29,619	$ 28,020
Return on invested capital as adjusted (a/b)	**10.8%**	8.2%	10.2%

ROIC is considered a non-GAAP financial measure by SEC Regulation G and Item 10 of SEC Regulation S-K, and may not be defined and calculated by other companies in the same manner. We believe this measure is important in evaluating the efficiency and effectiveness of the Corporation's long-term capital investments. In addition, we currently use ROIC as a performance criteria in determining certain elements of equity compensation for our executives. ROIC should be considered in addition to, rather than as a substitute for, other information provided in accordance with GAAP. The most comparable GAAP measure is Return on Average Common Shareholders' Equity. The tables above provide reconciliations from return on average common shareholders' equity to ROIC. Our 2010 ROIC improved 2.6 points compared to 2009, primarily as a result of higher earnings.

Debt to Capital / Adjusted Debt to Capital

Millions, Except Percentages	*2010*	*2009*
Debt (a)	$ 9,242	$ 9,848
Equity	17,763	16,801
Capital (b)	$ 27,005	$ 26,649
Debt to capital (a/b)	34.2%	37.0%

Millions, Except Percentages	*2010*	*2009*
Debt	$ 9,242	$ 9,848
Value of sold receivables	-	400
Debt including value of sold receivables	9,242	10,248
Net present value of operating leases	3,476	3,672
Unfunded pension and OPEB	421	456
Adjusted debt (a)	$ 13,139	$ 14,376
Equity	17,763	16,801
Adjusted capital (b)	$ 30,902	$ 31,177
Adjusted debt to capital (a/b)	42.5%	46.1%

Adjusted debt to capital is a non-GAAP financial measure under SEC Regulation G and Item 10 of SEC Regulation S-K. We believe this measure is important to management and investors in evaluating the total amount of leverage in our capital structure, including off-balance sheet lease obligations, which we generally incur in connection with financing the acquisition of locomotives and freight cars and certain facilities. Effective January 1, 2010, the value of the outstanding undivided interest held by investors under our receivables securitization facility is included in our Consolidated Statement of Financial Position as debt due after one year. At December 31, 2010, that amount was $100 million. Operating leases were discounted using 6.2% at December 31, 2010 and 6.3% at December 31, 2009. The lower discount rate reflects changes to interest rates and our current financing costs. We monitor the ratio of adjusted debt to capital as we manage our capital structure to balance cost-effective and efficient access to the capital markets with the Corporation's overall cost of capital. Adjusted debt to capital should be considered in addition to, rather than as a substitute for, debt to capital. The tables above provide reconciliations from debt to capital to adjusted debt to capital. Our December 31, 2010 debt to capital ratios decreased as a result of a $606 million net decrease in debt from December 31, 2009. Debt, including the value of our receivables securitization facility, decreased $1.0 billion from December 31, 2009.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2010, our principal sources of liquidity included cash, cash equivalents, our receivables securitization facility, and our revolving credit facility, as well as the availability of commercial paper and other sources of financing through the capital markets (such as the remaining authority under our shelf registration). We had $1.9 billion of committed credit available under our credit facility, with no borrowings outstanding as of December 31, 2010. We did not make any borrowings under this facility during 2010. The value of the outstanding undivided interest held by investors under the receivables securitization facility was $100 million as of December 31, 2010, and is included in our Consolidated Statements of Financial Position as debt due after one year. The receivables securitization facility is subject to certain requirements, including maintenance of an investment grade bond rating. If our bond rating were to deteriorate, it could have an adverse impact on our liquidity. Access to commercial paper as well as other capital market financings is dependent on market conditions. Deterioration of our operating results or financial condition due to internal or external factors could negatively impact our ability to access capital markets as a source of liquidity. Access to liquidity through the capital markets is also dependent on our financial stability. We expect that we will continue to have access to liquidity by issuing bonds to public or private investors based on our assessment of the current condition of the credit markets.

At December 31, 2010 and 2009, we had a working capital surplus, which in 2010 continues to be the result of our decision in 2009 to maintain additional cash reserves to enhance liquidity in response to uncertain economic conditions. Historically, we have had a working capital deficit, which is common in our industry and does not indicate a lack of liquidity. We maintain adequate resources and, when necessary, have access to capital to meet any daily and short-term cash requirements, and we have sufficient financial capacity to satisfy our current liabilities.

Cash Flows *Millions*	***2010***	*2009*	*2008*
Cash provided by operating activities	**$ 4,105**	$ 3,204	$ 4,044
Cash used in investing activities	**(2,488)**	(2,145)	(2,738)
Cash used in financing activities	**(2,381)**	(458)	(935)
Net change in cash and cash equivalents	**$ (764)**	$ 601	$ 371

Operating Activities

Higher net income in 2010 increased cash provided by operating activities compared to 2009. Conversely, the adoption of a new accounting standard for our receivables securitization facility from a sale of undivided interests (recorded as an operating activity) to a secured borrowing (recorded as a financing activity) decreased cash provided by operating activities by $400 million in 2010 versus $184 million in 2009. Lower net income in 2009, a reduction of $184 million in the outstanding balance of our receivables securitization facility, higher pension contributions of $72 million, and changes to working capital combined to decrease cash provided by operating activities compared to 2008.

Investing Activities

Higher capital investments and lower proceeds from asset sales in 2010 drove the increase in cash used in investing activities compared to 2009. Lower capital investments and higher proceeds from asset sales drove the decrease in cash used in investing activities in 2009 versus 2008.

The tables below detail cash capital investments and track statistics for the years ended December 31, 2010, 2009, and 2008:

Millions	***2010***	*2009*	*2008*
Rail and other track material	**$ 626**	$ 614	$ 620
Ties	**444**	449	425
Ballast	**190**	208	243
Other [a]	**365**	338	386
Total road infrastructure replacements	**1,625**	1,609	1,674
Line expansion and other capacity projects	**122**	162	488
Commercial facilities	**227**	193	254
Total capacity and commercial facilities	**349**	355	742
Locomotives and freight cars	**330**	272	164
Positive Train Control	**84**	28	-
Technology and other	**94**	90	174
Total cash capital investments	**$ 2,482**	$ 2,354	$ 2,754

[a] Other includes bridges and tunnels, signals, other road assets, and road work equipment.

	2010	*2009*	*2008*
Track miles of rail replaced	**795**	841	810
Track miles of rail capacity expansion	**46**	62	118
New ties installed (thousands)	**4,334**	4,814	4,599
Miles of track surfaced	**10,883**	15,128	14,454

Capital Plan – In 2011, we expect our total capital investments to be approximately $3.2 billion, which may be revised if business conditions warrant or if new laws or regulations affect our ability to generate sufficient returns on these investments. We expect that approximately 65% of our 2011 capital investments will replace and improve existing capital assets. Major investment categories include replacing and improving track infrastructure; increasing network and terminal capacity; upgrading our locomotive, freight car and container fleet, including acquiring 100 locomotives, 600 covered hoppers, 4,800 containers and 4,800 chassis; improving technology, including investing in PTC; and other capital projects. We expect to fund our 2011 cash capital investments through cash generated from operations, the sale or lease of various operating and non-operating properties, issuance of long-term debt, and cash on hand at December 31, 2010. Our annual capital plan is a critical component of our long-term strategic plan, which we expect will enhance the long-term value of the Corporation for our shareholders by providing sufficient resources to (i) replace and improve our existing track infrastructure to provide safe and fluid operations, (ii) increase network efficiency by adding or improving facilities and track, and (iii) make investments that meet customer demand and take advantage of opportunities for long-term growth.

Financing Activities

Cash used in financing activities increased in 2010 versus 2009. During 2010, we repurchased $1.2 billion of shares under our common stock repurchase program, compared to no repurchases in 2009. Additionally, our net debt reduction in 2010 was $518 million compared to $28 million in 2009, which also contributed to the increase in cash used in financing activities in 2010. Cash used in financing activities decreased in 2009 versus 2008 driven by share repurchases totaling $1.6 billion in 2008. Additionally, debt repayments were $337 million lower in 2009, partially offset by lower new debt issuances of $1.4 billion and higher dividend payments (we increased our dividend from $0.22 per share to $0.27 per share, effective in the third quarter of 2008). The restructuring of equipment leases in 2009 also generated $87 million in cash consideration, further contributing to the decrease.

Credit Facilities – On December 31, 2010, we had $1.9 billion of credit available under our revolving credit facility (the facility). The facility is designated for general corporate purposes and supports the issuance of commercial paper. We did not draw on the facility during 2010. Commitment fees and interest rates payable under the facility are similar to fees and rates available to comparably rated, investment-grade borrowers. The facility allows borrowings at floating rates based on London Interbank Offered Rates, plus a spread, depending upon our senior unsecured debt ratings. The facility requires Union Pacific Corporation to maintain a debt-to-net-worth coverage ratio as a condition to making a borrowing. At December 31, 2010, and December 31, 2009 (and at all times during these periods), we were in compliance with this covenant.

The definition of debt used for purposes of calculating the debt-to-net-worth coverage ratio includes, among other things, certain credit arrangements, capital leases, guarantees and unfunded and vested pension benefits under Title IV of ERISA. At December 31, 2010, the debt-to-net-worth coverage ratio allowed us to carry up to $35.5 billion of debt (as defined in the facility), and we had $9.7 billion of debt (as defined in the facility) outstanding at that date. Under our current capital plans, we expect to continue to satisfy the debt-to-net-worth coverage ratio; however, many factors beyond our reasonable control (including the Risk Factors in Item 1A of this report) could affect our ability to comply with this provision in the future. The facility does not include any other financial restrictions, credit rating triggers (other than rating-dependent pricing), or any other provision that could require us to post collateral. The facility also includes a $75 million cross-default provision and a change-of-control provision. The facility will expire in April 2012 in accordance with its terms, and we currently intend to replace the facility with a substantially similar credit agreement on or before the expiration date, which is consistent with our past practices with respect to our credit facilities.

During 2010, we did not issue or repay any commercial paper and, at December 31, 2010, we had no commercial paper outstanding. Our commercial paper balance is supported by our revolving credit facility but does not reduce the amount of borrowings available under the facility.

At December 31, 2010, we reclassified as long-term debt approximately $100 million of debt due within one year that we intend to refinance. This reclassification reflected our ability and intent to refinance any short-term borrowings and certain current maturities of long-term debt on a long-term basis. At December 31, 2009, we reclassified as long-term debt approximately $320 million of debt due within one year that we intended to refinance at that time.

Ratio of Earnings to Fixed Charges

For each of the years ended December 31, 2010, 2009, and 2008, our ratio of earnings to fixed charges was 6.9, 4.9, and 5.9, respectively. The ratio of earnings to fixed charges was computed on a consolidated basis. Earnings represent income from continuing operations, less equity earnings net of distributions, plus fixed charges and income taxes. Fixed charges represent interest charges, amortization of debt discount, and the estimated amount representing the interest portion of rental charges. (See Exhibit 12 to this report for the calculation of the ratio of earnings to fixed charges.)

Common Shareholders' Equity

Dividend Restrictions – Our revolving credit facility includes a debt-to-net worth covenant (discussed in the Credit Facilities section above) that, under certain circumstances, restricts the payment of cash dividends to our shareholders. The amount of retained earnings available for dividends was $12.9 billion and $11.6 billion at December 31, 2010 and 2009, respectively.

Share Repurchase Program – On May 1, 2008, our Board of Directors authorized the repurchase of 40 million common shares by March 31, 2011. Management's assessments of market conditions and other pertinent facts guide the timing and volume of all repurchases. Any share repurchases under this program are expected to be funded through cash generated from operations, the sale or lease of various operating and non-operating properties, debt issuances, and cash on hand. Repurchased shares are recorded in treasury stock at cost, which includes any applicable commissions and fees.

	Number of Shares Purchased		*Average Price Paid*	
	2010	*2009*	***2010***	*2009*
First quarter	**-**	-	**$ -**	$ -
Second quarter	**6,496,400**	-	**71.74**	-
Third quarter	**7,643,400**	-	**73.19**	-
Fourth quarter	**2,500,596**	-	**89.39**	-
Total	**16,640,396**	-	**$ 75.06**	$ -
Remaining number of shares that may yet be repurchased				15,936,694

On February 3, 2011, our Board of Directors authorized us to repurchase up to 40 million additional shares of our common stock under a new program effective from April 1, 2011 through March 31, 2014.

Shelf Registration Statement and Significant New Borrowings – We filed a shelf registration statement, which became effective upon filing on February 10, 2010. Our Board of Directors authorized the issuance of up to $3 billion of debt securities, replacing the $2.25 billion of authority remaining under our shelf registration filed in March 2007. Under the shelf registration, we may issue, from time to time, any combination of debt securities, preferred stock, common stock, or warrants for debt securities or preferred stock in one or more offerings.

During 2010, we issued the following unsecured, fixed-rate debt securities under our current shelf registration:

Date	*Description of Securities*
August 2, 2010	$500 million of 4.00% Notes due February 1, 2021

The net proceeds from the offering were used for general corporate purposes, including the repurchase of common stock pursuant to our share repurchase program. These debt securities include change-of-control provisions.

We have no immediate plans to issue equity securities; however, we will continue to explore opportunities to replace existing debt or access capital through issuances of debt securities under our shelf registration, and, therefore, we may issue additional debt securities at any time. At December 31, 2010, we had remaining authority to issue up to $2.5 billion of debt securities under our shelf registration.

Debt Exchange – On July 14, 2010, we exchanged $376 million of 7.875% notes due in 2019 (Existing Notes) for 5.78% notes (New Notes) due July 15, 2040, plus cash consideration of approximately $96 million and $15 million for accrued and unpaid interest on the Existing Notes. The cash consideration, recorded as an adjustment to the carrying value of debt, and the balance of the unamortized discount and issue costs from the Existing Notes are being amortized as an adjustment of interest expense over the term of the New Notes. No gain or loss was recognized as a result of the exchange. Costs related to the debt exchange that were payable to parties other than the debt holders totaled approximately $2 million and were included in interest expense during the third quarter.

Debt Redemptions – On March 22, 2010, we redeemed $175 million of our 6.5% notes due April 15, 2012. The redemption resulted in an early extinguishment charge of $16 million in the first quarter of 2010. On November 1, 2010, we redeemed all $400 million of our outstanding 6.65% notes due January 15, 2011. The redemption resulted in a $5 million early extinguishment charge.

Receivables Securitization Facility – In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2009-16, *Accounting for Transfers of Financial Assets* (ASU 2009-16). ASU 2009-16 limits the circumstances in which transferred financial assets can be derecognized and requires enhanced disclosures regarding transfers of financial assets and a transferor's continuing involvement with transferred financial assets. We adopted the authoritative accounting standard on January 1, 2010. As a result, we no longer account for the value of the outstanding undivided interest held by investors under our receivables securitization facility as a sale. In addition, transfers of receivables occurring on or after January 1, 2010, are reflected as debt issued in our Consolidated Statements of Cash Flows, and the value of the outstanding undivided interest held by investors at December 31, 2010, is accounted for as a secured borrowing and is included in our Consolidated Statements of Financial Position as debt due after one year.

Under the receivables securitization facility, the Railroad sells most of its accounts receivable to Union Pacific Receivables, Inc. (UPRI), a bankruptcy-remote subsidiary. UPRI may subsequently transfer, without recourse on a 364-day revolving basis, an undivided interest in eligible accounts receivable to investors. The total capacity to transfer undivided interests to investors under the facility was $600 million at December 31, 2010 and 2009, respectively. The value of the outstanding undivided interest held by investors under the facility was $100 million and $400 million at December 31, 2010 and 2009, respectively. The value of the undivided interest held by investors was supported by $960 million and $817 million of accounts receivable at December 31, 2010 and 2009, respectively. At December 31, 2010 and 2009, the value of the interest retained by UPRI was $960 million and $417 million, respectively. This retained interest is included in accounts receivable, net in our Consolidated Statements of Financial Position.

The value of the outstanding undivided interest held by investors could fluctuate based upon the availability of eligible receivables and is directly affected by changing business volumes and credit risks, including default and dilution. If default or dilution ratios increase one percent, the value of the outstanding undivided interest held by investors would not change as of December 31, 2010. Should our credit rating fall below investment grade, the value of the outstanding undivided interest held by investors would be reduced, and, in certain cases, the investors would have the right to discontinue the facility.

The Railroad collected approximately $16.3 billion and $13.8 billion of receivables during the years ended December 31, 2010 and 2009, respectively. UPRI used certain of these proceeds to purchase new receivables under the facility.

The costs of the receivables securitization facility include interest, which will vary based on prevailing commercial paper rates, program fees paid to banks, commercial paper issuing costs, and fees for unused commitment availability. The costs of the receivables securitization facility are included in interest expense and were $6 million during 2010. Prior to adoption of the new accounting standard, the costs of the receivables securitization facility were included in other income and were $9 million and $23 million for 2009 and 2008, respectively.

The investors have no recourse to the Railroad's other assets, except for customary warranty and indemnity claims. Creditors of the Railroad do not have recourse to the assets of UPRI.

In August 2010, the receivables securitization facility was renewed for an additional 364-day period at comparable terms and conditions.

Contractual Obligations and Commercial Commitments

As described in the notes to the Consolidated Financial Statements and as referenced in the tables below, we have contractual obligations and commercial commitments that may affect our financial condition. Based on our assessment of the underlying provisions and circumstances of our contractual obligations and commercial commitments, including material sources of off-balance sheet and structured finance arrangements, other than the risks that we and other similarly situated companies face with respect to the condition of the capital markets (as described in Item 1A of Part II of this report), there is no known trend, demand, commitment, event, or uncertainty that is reasonably likely to occur that would have a material adverse effect on our consolidated results of operations, financial condition, or liquidity. In addition, our commercial obligations, financings, and commitments are customary transactions that are similar to those of other comparable corporations, particularly within the transportation industry.

The following tables identify material obligations and commitments as of December 31, 2010:

Contractual Obligations		*Payments Due by December 31,*						
Millions	*Total*	*2011*	*2012*	*2013*	*2014*	*2015*	*After 2015*	*Other*
Debt [a]	$ 12,392	$ 594	$ 926	$ 998	$ 979	$ 604	$ 8,291	$ -
Operating leases	4,921	613	526	461	382	340	2,599	-
Capital lease obligations [b]	2,693	311	251	253	261	262	1,355	-
Purchase obligations [c]	3,820	1,395	484	375	357	223	954	32
Other post retirement benefits [d]	256	27	27	27	26	26	123	-
Income tax contingencies [e]	86	68	-	-	-	-	-	18
Total contractual obligations	$ 24,168	$ 3,008	$ 2,214	$ 2,114	$ 2,005	$ 1,455	$ 13,322	$ 50

[a] *Excludes capital lease obligations of $1,909 million and unamortized discount of $198 million. Includes an interest component of $4,861 million.*

[b] *Represents total obligations, including interest component of $784 million.*

[c] *Includes locomotive maintenance contracts; purchase commitments for locomotives, freight cars, containers, fuel, ties, ballast, and rail; and agreements to purchase other goods and services. For amounts where we can not reasonably estimate the year of settlement, the commitments are reflected in the Other column.*

[d] *Includes estimated other post retirement, medical, and life insurance payments and payments made under the unfunded pension plan for the next ten years. No amounts are included for funded pension as no contributions are currently required.*

[e] *Income tax contingencies reflect the recorded liability for unrecognized tax benefits, including interest and penalties, as of December 31, 2010. Where we can reasonably estimate the years in which these liabilities may be settled, this is shown in the table. For amounts where we can not reasonably estimate the year of settlement, the obligations are reflected in the Other column.*

Other Commercial Commitments		*Amount of Commitment Expiration per Period*					
Millions	*Total*	*2011*	*2012*	*2013*	*2014*	*2015*	*After 2015*
Credit facilities [a]	$ 1,900	$ -	$ 1,900	$ -	$ -	$ -	$ -
Receivables securitization facility [b]	600	600	-	-	-	-	-
Guarantees [c]	382	66	27	10	214	12	53
Standby letters of credit [d]	23	19	4	-	-	-	-
Total commercial commitments	$ 2,905	$ 685	$ 1,931	$ 10	$ 214	$ 12	$ 53

[a] *None of the credit facility was used as of December 31, 2010.*

[b] *$100 million of the receivables securitization facility was utilized at December 31, 2010, which is accounted for as debt. The full program matures in August 2011.*

[c] *Includes guaranteed obligations related to our headquarters building, equipment financings, and affiliated operations.*

[d] *None of the letters of credit were drawn upon as of December 31, 2010.*

Off-Balance Sheet Arrangements

Guarantees – At December 31, 2010, we were contingently liable for $382 million in guarantees. We have recorded a liability of $3 million for the fair value of these obligations as of December 31, 2010 and 2009. We entered into these contingent guarantees in the normal course of business, and they include guaranteed obligations related to our headquarters building, equipment financings, and affiliated operations. The final guarantee expires in 2022. We are not aware of any existing event of default that would require us to satisfy these guarantees. We do not expect that these guarantees will have a material adverse effect on our consolidated financial condition, results of operations, or liquidity.

OTHER MATTERS

Inflation – Long periods of inflation significantly increase asset replacement costs for capital-intensive companies. As a result, assuming that we replace all operating assets at current price levels, depreciation charges (on an inflation-adjusted basis) would be substantially greater than historically reported amounts.

Derivative Financial Instruments – We may use derivative financial instruments in limited instances to assist in managing our overall exposure to fluctuations in interest rates and fuel prices. We are not a party to leveraged derivatives and, by policy, do not use derivative financial instruments for speculative purposes. Derivative financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. We formally document the nature and relationships between the hedging instruments and hedged items at inception, as well as our risk-management objectives, strategies for undertaking the various hedge transactions, and method of assessing hedge effectiveness. Changes in the fair market value of derivative financial instruments that do not qualify for hedge accounting are charged to earnings. We may use swaps, collars, futures, and/or forward contracts to mitigate the risk of adverse movements in interest rates and fuel prices; however, the use of these derivative financial instruments may limit future benefits from favorable price movements.

Market and Credit Risk – We address market risk related to derivative financial instruments by selecting instruments with value fluctuations that highly correlate with the underlying hedged item. We manage credit risk related to derivative financial instruments, which is minimal, by requiring high credit standards for counterparties and periodic settlements. At December 31, 2010 and 2009, we were not required to provide collateral, nor had we received collateral, relating to our hedging activities.

Determination of Fair Value – We determine the fair values of our derivative financial instrument positions based upon current fair values as quoted by recognized dealers or the present value of expected future cash flows.

Sensitivity Analyses – The sensitivity analyses that follow illustrate the economic effect that hypothetical changes in interest rates could have on our results of operations and financial condition. These hypothetical changes do not consider other factors that could impact actual results.

At December 31, 2010, we had variable-rate debt representing approximately 2.2% of our total debt. If variable interest rates average one percentage point higher in 2011 than our December 31, 2010 variable rate, which was approximately 0.9%, our interest expense would increase by approximately $2 million. This amount was determined by considering the impact of the hypothetical interest rate on the balances of our variable-rate debt at December 31, 2010.

Market risk for fixed-rate debt is estimated as the potential increase in fair value resulting from a hypothetical one percentage point decrease in interest rates as of December 31, 2010, and amounts to an increase of approximately $824 million to the fair value of our debt at December 31, 2010. We estimated the fair values of our fixed-rate debt by considering the impact of the hypothetical interest rates on quoted market prices and current borrowing rates.

Interest Rate Fair Value Hedges – We manage our overall exposure to fluctuations in interest rates by adjusting the proportion of fixed and floating rate debt instruments within our debt portfolio over a given period. We generally manage the mix of fixed and floating rate debt through the issuance of targeted amounts of each as debt matures or as we require incremental borrowings. We employ derivatives, primarily swaps, as one of the tools to obtain the targeted mix. In addition, we also obtain flexibility in managing interest costs and the interest rate mix within our debt portfolio by evaluating the issuance of and managing outstanding callable fixed-rate debt securities.

Swaps allow us to convert debt from fixed rates to variable rates and thereby hedge the risk of changes in the debt's fair value attributable to the changes in interest rates. We account for swaps as fair value hedges using the short-cut method as allowed by the Derivatives and Hedging Topic of the FASB

Accounting Standards Codification (ASC); therefore, we do not record any ineffectiveness within our Consolidated Financial Statements.

Interest Rate Cash Flow Hedges – We report changes in the fair value of cash flow hedges in accumulated other comprehensive loss until the hedged item affects earnings. At December 31, 2010 and 2009, we had reductions of $3 million recorded as an accumulated other comprehensive loss that is being amortized on a straight-line basis through September 30, 2014. As of December 31, 2010 and 2009, we had no interest rate cash flow hedges outstanding.

Recently Issued Accounting Pronouncements – In June 2009, the FASB issued Accounting Standards Update No. 2009-16, *Accounting for Transfers of Financial Assets* (ASU 2009-16). ASU 2009-16 limits the circumstances in which transferred financial assets can be derecognized and requires enhanced disclosures regarding transfers of financial assets and a transferor's continuing involvement with transferred financial assets. We adopted the authoritative accounting standard on January 1, 2010. As a result, we no longer account for the value of the outstanding undivided interest held by investors under our receivables securitization facility as a sale. In addition, transfers of receivables occurring on or after January 1, 2010, are reflected as debt issued in our Consolidated Statements of Cash Flows and recognized as debt due after one year in our Consolidated Statements of Financial Position.

Asserted and Unasserted Claims – Various claims and lawsuits are pending against us and certain of our subsidiaries. We cannot fully determine the effect of all asserted and unasserted claims on our consolidated results of operations, financial condition, or liquidity; however, to the extent possible, where asserted and unasserted claims are considered probable and where such claims can be reasonably estimated, we have recorded a liability. We do not expect that any known lawsuits, claims, environmental costs, commitments, contingent liabilities, or guarantees will have a material adverse effect on our consolidated results of operations, financial condition, or liquidity after taking into account liabilities and insurance recoveries previously recorded for these matters.

Indemnities – Our maximum potential exposure under indemnification arrangements, including certain tax indemnifications, can range from a specified dollar amount to an unlimited amount, depending on the nature of the transactions and the agreements. Due to uncertainty as to whether claims will be made or how they will be resolved, we cannot reasonably determine the probability of an adverse claim or reasonably estimate any adverse liability or the total maximum exposure under these indemnification arrangements. We do not have any reason to believe that we will be required to make any material payments under these indemnity provisions.

Climate Change – Although climate change could have an adverse impact on our operations and financial performance in the future (see Risk Factors under Item 1A of this report), we are currently unable to predict the manner or severity of such impact. However, we continue to take steps and explore opportunities to reduce the impact of our operations on the environment, including investments in new technologies, using training programs to reduce fuel consumption, and changing our operations to increase fuel efficiency.

CRITICAL ACCOUNTING POLICIES

Our Consolidated Financial Statements have been prepared in accordance with GAAP. The preparation of these financial statements requires estimation and judgment that affect the reported amounts of revenues, expenses, assets, and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The following critical accounting policies are a subset of our significant accounting policies described in Note 2 to the Financial Statements and Supplementary Data, Item 8. These critical accounting policies affect significant areas of our financial statements and involve judgment and estimates. If these estimates differ significantly from actual results, the impact on our Consolidated Financial Statements may be material.

Personal Injury – The cost of personal injuries to employees and others related to our activities is charged to expense based on estimates of the ultimate cost and number of incidents each year. We use an actuarial analysis to measure the expense and liability, including unasserted claims. The Federal Employers' Liability Act (FELA) governs compensation for work-related accidents. Under FELA, damages are assessed based on a finding of fault through litigation or out-of-court settlements. We offer a comprehensive variety of services and rehabilitation programs for employees who are injured at work.

Our personal injury liability is discounted to present value using applicable U.S. Treasury rates. Approximately 88% of the recorded liability related to asserted claims, and approximately 12% related to unasserted claims at December 31, 2010. Because of the uncertainty surrounding the ultimate outcome of personal injury claims, it is reasonably possible that future costs to settle these claims may range from approximately $426 million to $464 million. We record an accrual at the low end of the range as no amount of loss is more probable than any other. Our personal injury liability activity was as follows:

Millions	***2010***	*2009*	*2008*
Beginning balance	**$ 545**	$ 621	$ 593
Current year accruals	**155**	174	226
Changes in estimates for prior years	**(101)**	(95)	(25)
Payments	**(173)**	(155)	(173)
Ending balance at December 31	**$ 426**	$ 545	$ 621
Current portion, ending balance at December 31	**$ 140**	$ 158	$ 186

Our personal injury claims activity was as follows:

	2010	*2009*	*2008*
Open claims, beginning balance	**3,500**	4,079	4,084
New claims	**2,843**	3,012	3,692
Settled or dismissed claims	**(3,192)**	(3,591)	(3,697)
Open claims, ending balance at December 31	**3,151**	3,500	4,079

Asbestos – We are a defendant in a number of lawsuits in which current and former employees and other parties allege exposure to asbestos. We assess our potential liability using a statistical analysis of resolution costs for asbestos-related claims. This liability is updated annually and excludes future defense and processing costs. The liability for resolving both asserted and unasserted claims was based on the following assumptions:

- The ratio of future claims by alleged disease would be consistent with historical averages.
- The number of claims filed against us will decline each year.
- The average settlement values for asserted and unasserted claims will be equivalent to historical averages.
- The percentage of claims dismissed in the future will be equivalent to historical averages.

Our liability for asbestos-related claims is not discounted to present value due to the uncertainty surrounding the timing of future payments. Approximately 22% of the recorded liability related to asserted claims and approximately 78% related to unasserted claims at December 31, 2010. Because of the uncertainty surrounding the ultimate outcome of asbestos-related claims, it is reasonably possible that future costs to settle these claims may range from approximately $162 million to $178 million. We record an accrual at the low end of the range as no amount of loss is more probable than any other. In conjunction with the liability update performed in 2010, we also reassessed estimated insurance recoveries. We have recognized an asset for estimated insurance recoveries at December 31, 2010 and 2009. Our asbestos-related liability activity was as follows:

Millions	***2010***	*2009*	*2008*
Beginning balance	**$ 174**	$ 213	$ 265
Accruals/(credits)	**(1)**	(25)	(42)
Payments	**(11)**	(14)	(10)
Ending balance at December 31	**$ 162**	$ 174	$ 213
Current portion, ending balance at December 31	**$ 12**	$ 13	$ 12

Our asbestos-related claims activity was as follows:

	2010	*2009*	*2008*
Open claims, beginning balance	**1,670**	1,867	2,086
New claims	**216**	249	256
Settled or dismissed claims	**(449)**	(446)	(475)
Open claims, ending balance at December 31	**1,437**	1,670	1,867

We believe that our estimates of liability for asbestos-related claims and insurance recoveries are reasonable and probable. The amounts recorded for asbestos-related liabilities and related insurance recoveries were based on currently known facts. However, future events, such as the number of new claims to be filed each year, average settlement costs, and insurance coverage issues, could cause the actual costs and insurance recoveries to be higher or lower than the projected amounts. Estimates also may vary in the future if strategies, activities, and outcomes of asbestos litigation materially change; federal and state laws governing asbestos litigation increase or decrease the probability or amount of compensation of claimants; and there are material changes with respect to payments made to claimants by other defendants.

Environmental – We are subject to federal, state, and local environmental laws and regulations. We identified 294 sites at which we are or may be liable for remediation costs associated with alleged contamination or for violations of environmental requirements. This includes 31 sites that are the subject of actions taken by the U.S. government, 17 of which are currently on the Superfund National Priorities List. Certain federal legislation imposes joint and several liability for the remediation of identified sites; consequently, our ultimate environmental liability may include costs relating to activities of other parties, in addition to costs relating to our own activities at each site.

When we identify an environmental issue with respect to property owned, leased, or otherwise used in our business, we and our consultants perform environmental assessments on the property. We expense the cost of the assessments as incurred. We accrue the cost of remediation where our obligation is probable and we can reasonably estimate such costs. We do not discount our environmental liabilities when the timing of the anticipated cash payments is not fixed or readily determinable. At December 31, 2010, approximately 5% of our environmental liability was discounted at 2.8%, while approximately 12% of our environmental liability was discounted at 3.4% at December 31, 2009. Our environmental liability activity was as follows:

Millions	**2010**	*2009*	*2008*
Beginning balance	**$ 217**	$ 209	$ 209
Accruals	**57**	49	46
Payments	**(61)**	(41)	(46)
Ending balance at December 31	**$ 213**	$ 217	$ 209
Current portion, ending balance at December 31	**$ 74**	$ 82	$ 58

Our environmental site activity was as follows:

	2010	*2009*	*2008*
Open sites, beginning balance	**307**	339	339
New sites	**44**	49	82
Closed sites	**(57)**	(81)	(82)
Open sites, ending balance at December 31	**294**	307	339

The liability includes future costs for remediation and restoration of sites, as well as ongoing monitoring costs, but excludes any anticipated recoveries from third parties. Cost estimates are based on information available for each site, financial viability of other potentially responsible parties, and existing technology, laws, and regulations. The ultimate liability for remediation is difficult to determine because of the number of potentially responsible parties, site-specific cost sharing arrangements with other potentially responsible parties, the degree of contamination by various wastes, the scarcity and quality of volumetric data related to many of the sites, and the speculative nature of remediation costs. Estimates of liability may vary over time due to changes in federal, state, and local laws governing environmental remediation. Current obligations are not expected to have a material adverse effect on our consolidated results of operations, financial condition, or liquidity.

Property and Depreciation – Our railroad operations are highly capital intensive, and our large base of homogeneous, network-type assets turns over on a continuous basis. Each year we develop a capital program for the replacement of assets and for the acquisition or construction of assets that enable us to enhance our operations or provide new service offerings to customers. Assets purchased or constructed throughout the year are capitalized if they meet applicable minimum units of property criteria. Properties and equipment are carried at cost and are depreciated on a straight-line basis over their estimated service lives, which are measured in years, except for rail in high-density traffic corridors (i.e., all rail lines except for those subject to abandonment, yard and switching tracks, and electronic yards) for which lives are measured in millions of gross tons per mile of track. We use the group method of depreciation in which all items with similar characteristics, use, and expected lives are grouped together in asset classes, and are depreciated using composite depreciation rates. The group method of depreciation treats each asset class as a pool of resources, not as singular items. We currently have more than 60 depreciable asset classes, and we may increase or decrease the number of asset classes due to changes in technology, asset strategies, or other factors.

We determine the estimated service lives of depreciable railroad property by means of depreciation studies. We perform depreciation studies at least every three years for equipment and every six years for track assets (i.e., rail and other track material, ties, and ballast) and other road property. Our depreciation studies take into account the following factors:

- Statistical analysis of historical patterns of use and retirements of each of our asset classes;
- Evaluation of any expected changes in current operations and the outlook for continued use of the assets;
- Evaluation of technological advances and changes to maintenance practices; and
- Expected salvage to be received upon retirement.

For rail in high-density traffic corridors, we measure estimated service lives in millions of gross tons per mile of track. It has been our experience that the lives of rail in high-density traffic corridors are closely correlated to usage (i.e., the amount of weight carried over the rail). The service lives also vary based on rail weight, rail condition (e.g., new or secondhand), and rail type (e.g., straight or curve). Our depreciation studies for rail in high density traffic corridors consider each of these factors in determining the estimated service lives. For rail in high-density traffic corridors, we calculate depreciation rates annually by dividing the number of gross ton-miles carried over the rail (i.e., the weight of loaded and empty freight cars, locomotives and maintenance of way equipment transported over the rail) by the estimated service lives of the rail measured in millions of gross tons per mile. Rail in high-density traffic corridors accounts for approximately 70 percent of the historical cost of rail and other track material. Based on the number of gross ton-miles carried over our rail in high density traffic corridors during 2010, the estimated service lives of the majority of this rail ranged from approximately 15 years to approximately 30 years. For all other depreciable assets, we compute depreciation based on the estimated service lives of our assets as determined from the analysis of our depreciation studies. Changes in the estimated service lives of our assets and their related depreciation rates are implemented prospectively.

Estimated service lives of depreciable railroad property may vary over time due to changes in physical use, technology, asset strategies, and other factors that will have an impact on the retirement profiles of our assets. We are not aware of any specific factors that are reasonably likely to significantly change the estimated service lives of our assets. Actual use and retirement of our assets may vary from our current estimates, which would impact the amount of depreciation expense recognized in future periods.

Changes in estimated useful lives of our assets due to the results of our depreciation studies could significantly impact future periods' depreciation expense and have a material impact on our Consolidated Financial Statements. If the estimated useful lives of all depreciable assets were increased by one year, annual depreciation expense would decrease by approximately $42 million. If the estimated useful lives of all depreciable assets were decreased by one year, annual depreciation expense would increase by approximately $45 million. Our recent depreciation studies have resulted in changes in depreciation rates for some asset classes, but did not significantly affect our annual depreciation expense.

Under group depreciation, the historical cost (net of salvage) of depreciable property that is retired or replaced in the ordinary course of business is charged to accumulated depreciation and no gain or loss is recognized. The historical cost of certain track assets is estimated using (i) inflation indices published by the Bureau of Labor Statistics and (ii) the estimated useful lives of the assets as determined by our depreciation studies. The indices were selected because they closely correlate with the major costs of the properties comprising the applicable track asset classes. Because of the number of estimates inherent in the depreciation and retirement processes and because it is impossible to precisely estimate each of these variables until a group of property is completely retired, we continually monitor the estimated service lives of our assets and the accumulated depreciation associated with each asset class to ensure our depreciation rates are appropriate. In addition, we determine if the recorded amount of accumulated depreciation is deficient (or in excess) of the amount indicated by our depreciation studies. Any deficiency (or excess) is amortized as a component of depreciation expense over the remaining service lives of the applicable classes of assets.

For retirements of depreciable railroad properties that do not occur in the normal course of business, a gain or loss may be recognized if the retirement meets each of the following three conditions: (i) is unusual, (ii) is material in amount, and (iii) varies significantly from the retirement profile identified through our depreciation studies. During the last three fiscal years, no gains or losses were recognized due to the retirement of depreciable railroad properties. A gain or loss is recognized in other income when we sell land or dispose of assets that are not part of our railroad operations.

Income Taxes – We account for income taxes by recording taxes payable or refundable for the current year and deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. These expected future tax consequences are measured based on current tax law; the effects of future changes in tax laws are not anticipated. Future tax law changes, such as a change in the corporate tax rate, could have a material impact on our financial condition, results of operations, or liquidity. For example, a 1% increase in future income tax rates would increase our deferred tax liability by approximately $300 million.

When appropriate, we record a valuation allowance against deferred tax assets to reflect that these tax assets may not be realized. In determining whether a valuation allowance is appropriate, we consider whether it is more likely than not that all or some portion of our deferred tax assets will not be realized, based on management's judgments using available evidence about future events. In 2010, there is no valuation allowance because the deferred tax assets associated with the 2009 valuation allowance expired unrealized. Our total valuation allowance at December 31, 2009 was $8 million.

At times, we may claim tax benefits that may be challenged by a tax authority. We recognize tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for "unrecognized tax benefits" is recorded for any tax benefits claimed in our tax returns that do not meet these recognition and measurement standards.

Pension and Other Postretirement Benefits – We use an actuarial analysis to measure the liabilities and expenses associated with providing pension and medical and life insurance benefits (OPEB) to eligible employees. In order to use actuarial methods to value the liabilities and expenses, we must make several assumptions. The critical assumptions used to measure pension obligations and expenses are the discount rate and expected rate of return on pension assets. For OPEB, the critical assumptions are the discount rate and health care cost trend rate.

We evaluate our critical assumptions at least annually, and selected assumptions are based on the following factors:

- Discount rate is based on a Mercer yield curve of high quality corporate bonds (rated AA by a recognized rating agency) for which the timing and amount of cash flows matches our plans' expected benefit payments.
- Expected return on plan assets is based on our asset allocation mix and our historical return, taking into consideration current and expected market conditions.
- Health care cost trend rate is based on our historical rates of inflation and expected market conditions.

The following tables present the key assumptions used to measure net periodic pension and OPEB cost/(benefit) for 2010 and the estimated impact on 2010 net periodic pension and OPEB cost/(benefit) relative to a change in those assumptions:

Assumptions	*Pension*	*OPEB*
Discount rate	5.90%	5.55%
Expected return on plan assets	8.00%	N/A
Salary increase	3.46%	N/A
Health care cost trend rate:		
Pre-65 current	N/A	7.24%
Pre-65 level in 2028	N/A	4.50%

Sensitivities	*Increase in Expense*	
Millions	*Pension*	*OPEB*
0.25% decrease in discount rate	$ 7	$ -
0.25% increase in salary scale	$ 3	N/A
0.25% decrease in expected return on plan assets	$ 6	N/A
1% increase in health care cost trend rate	N/A	$ 2

The following table presents the net periodic pension and OPEB cost/(benefit) for the years ended December 31:

Millions	*Est. 2011*	*2010*	*2009*	*2008*
Net periodic pension cost	$ 79	$ 51	$ 54	$ 35
Net periodic OPEB cost/(benefit)	(4)	(14)	(12)	5

Our net periodic pension cost is expected to increase to approximately $79 million in 2011 from $51 million in 2010. The increase is driven by a decrease in the discount rate to 5.35%, a decrease in our expected rate of return on plan assets to 7.5%, and an increase in the amortization of actuarial losses from accumulated other comprehensive income. We reduced our expected rate of return on plan assets to 7.5% in 2011 from 8% in 2010 to reflect our expected future returns on plan assets based on our current asset allocation strategy. Our net periodic OPEB benefit is expected to decrease to approximately $(4) million in 2011 from $(14) million in 2010. The decrease in our net periodic OPEB benefit is primarily driven by a decrease in the amortization of prior service credits from accumulated other comprehensive income.

CAUTIONARY INFORMATION

Certain statements in this report, and statements in other reports or information filed or to be filed with the SEC (as well as information included in oral statements or other written statements made or to be made by us), are, or will be, forward-looking statements as defined by the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements and information include, without limitation, (A) statements in the Chairman's letter preceding Part I regarding increasing profitability and financial returns, expanding international and domestic market share, and future capital investments; statements regarding planned capital expenditures under the caption "2011 Capital Expenditures" in Item 2 of Part I; statements regarding dividends in Item 5 and statements; and information set forth under the captions "2011 Outlook" and "Liquidity and Capital Resources" in this Item 7, and (B) any other statements or information in this report (including information incorporated herein by reference) regarding: expectations as to financial performance, revenue growth and cost savings; the time by which goals, targets, or objectives will be achieved; projections, predictions, expectations, estimates, or forecasts as to our business, financial and operational results, future economic performance, and general economic conditions; expectations as to operational or service performance or improvements; expectations as to the effectiveness of steps taken or to be taken to improve operations and/or service, including capital expenditures for infrastructure improvements and equipment acquisitions, any strategic business acquisitions, and modifications to our transportation plans (including statements set forth in Item 2 as to expectations related to our planned capital expenditures); expectations as to existing or proposed new products and services; expectations as to the impact of any new regulatory activities or legislation on our operations or financial results; estimates of costs relating to environmental remediation and restoration;

expectations that claims, litigation, environmental costs, commitments, contingent liabilities, labor negotiations or agreements, or other matters will not have a material adverse effect on our consolidated results of operations, financial condition, or liquidity and any other similar expressions concerning matters that are not historical facts. Forward-looking statements may be identified by their use of forward-looking terminology, such as "believes," "expects," "may," "should," "would," "will," "intends," "plans," "estimates," "anticipates," "projects" and similar words, phrases or expressions.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times that, or by which, such performance or results will be achieved. Forward-looking statements and information are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements and information. Forward-looking statements and information reflect the good faith consideration by management of currently available information, and may be based on underlying assumptions believed to be reasonable under the circumstances. However, such information and assumptions (and, therefore, such forward-looking statements and information) are or may be subject to variables or unknown or unforeseeable events or circumstances over which management has little or no influence or control. The Risk Factors in Item 1A of this report could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in any forward-looking statements or information. To the extent circumstances require or we deem it otherwise necessary, we will update or amend these risk factors in a Form 10-Q, Form 8-K or subsequent Form 10-K. All forward-looking statements are qualified by, and should be read in conjunction with, these Risk Factors.

Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Information concerning market risk sensitive instruments is set forth under Management's Discussion and Analysis of Financial Condition and Results of Operations – Other Matters, Item 7.

****

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements **Page**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Union Pacific Corporation, its Directors, and Shareholders:

We have audited the accompanying consolidated statements of financial position of Union Pacific Corporation and Subsidiary Companies (the Corporation) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Table of Contents at Part IV, Item 15. These financial statements and financial statement schedule are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Union Pacific Corporation and Subsidiary Companies as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 4, 2011, expressed an unqualified opinion on the Corporation's internal control over financial reporting.



Omaha, Nebraska
February 4, 2011

CONSOLIDATED STATEMENTS OF INCOME

Union Pacific Corporation and Subsidiary Companies

Millions, Except Per Share Amounts, for the Years Ended December 31,	***2010***	*2009*	*2008*
Operating revenues:			
Freight revenues	**$ 16,069**	$ 13,373	$ 17,118
Other revenues	**896**	770	852
Total operating revenues	**16,965**	14,143	17,970
Operating expenses:			
Compensation and benefits	**4,314**	4,063	4,457
Fuel	**2,486**	1,763	3,983
Purchased services and materials	**1,836**	1,644	1,928
Depreciation	**1,487**	1,427	1,366
Equipment and other rents	**1,142**	1,180	1,326
Other	**719**	687	840
Total operating expenses	**11,984**	10,764	13,900
Operating income	**4,981**	3,379	4,070
Other income (Note 6)	**54**	195	92
Interest expense	**(602)**	(600)	(511)
Income before income taxes	**4,433**	2,974	3,651
Income taxes (Note 7)	**(1,653)**	(1,084)	(1,316)
Net income	**$ 2,780**	$ 1,890	$ 2,335
Share and Per Share (Note 8)			
Earnings per share - basic	**$ 5.58**	$ 3.76	$ 4.57
Earnings per share - diluted	**$ 5.53**	$ 3.74	$ 4.53
Weighted average number of shares - basic	**498.2**	503.0	510.6
Weighted average number of shares - diluted	**502.9**	505.8	515.0
Dividends declared per share	**$ 1.31**	$ 1.08	$ 0.98

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Union Pacific Corporation and Subsidiary Companies

Millions, as of December 31,	*2010*	*2009*
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,086**	$ 1,850
Accounts receivable, net (Note 10)	**1,184**	666
Materials and supplies	**534**	475
Current deferred income taxes (Note 7)	**261**	339
Other current assets	**367**	350
Total current assets	**3,432**	3,680
Investments	**1,137**	1,036
Net properties (Note 11)	**38,253**	37,202
Other assets	**266**	266
Total assets	**$ 43,088**	$ 42,184
Liabilities and Common Shareholders' Equity		
Current liabilities:		
Accounts payable and other current liabilities (Note 12)	**$ 2,713**	$ 2,470
Debt due within one year (Note 14)	**239**	212
Total current liabilities	**2,952**	2,682
Debt due after one year (Note 14)	**9,003**	9,636
Deferred income taxes (Note 7)	**11,557**	11,044
Other long-term liabilities	**1,813**	2,021
Commitments and contingencies (Notes 16 and 17)		
Total liabilities	**25,325**	25,383
Common shareholders' equity:		
Common shares, $2.50 par value, 800,000,000 authorized; 553,931,181 and 553,497,981 issued; 491,565,880 and 505,039,952 outstanding, respectively	**1,385**	1,384
Paid-in-surplus	**3,985**	3,968
Retained earnings	**17,154**	15,027
Treasury stock	**(4,027)**	(2,924)
Accumulated other comprehensive loss (Note 9)	**(734)**	(654)
Total common shareholders' equity	**17,763**	16,801
Total liabilities and common shareholders' equity	**$ 43,088**	$ 42,184

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Union Pacific Corporation and Subsidiary Companies

Millions, for the Years Ended December 31,	***2010***	*2009*	*2008*
Operating Activities			
Net income	**$ 2,780**	$ 1,890	$ 2,335
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	**1,487**	1,427	1,366
Deferred income taxes and unrecognized tax benefits	**672**	718	545
Net gain on non-operating asset disposition	**(25)**	(162)	(41)
Other operating activities, net	**(458)**	(376)	89
Changes in current assets and liabilities:			
Accounts receivable, net	**(518)**	(72)	38
Materials and supplies	**(59)**	(25)	3
Other current assets	**(17)**	(106)	51
Accounts payable and other current liabilities	**243**	(90)	(342)
Cash provided by operating activities	**4,105**	3,204	4,044
Investing Activities			
Capital investments	**(2,482)**	(2,354)	(2,754)
Proceeds from asset sales	**67**	187	93
Acquisition of equipment pending financing	**-**	(100)	(388)
Proceeds from sale of assets financed	**-**	100	388
Other investing activities, net	**(73)**	22	(77)
Cash used in investing activities	**(2,488)**	(2,145)	(2,738)
Financing Activities			
Debt issued	**894**	843	2,257
Common share repurchases (Note 18)	**(1,249)**	-	(1,609)
Debt repaid	**(1,412)**	(871)	(1,208)
Dividends paid	**(602)**	(544)	(481)
Other financing activities, net	**(12)**	114	106
Cash used in financing activities	**(2,381)**	(458)	(935)
Net change in cash and cash equivalents	**(764)**	601	371
Cash and cash equivalents at beginning of year	**1,850**	1,249	878
Cash and cash equivalents at end of year	**$ 1,086**	$ 1,850	$ 1,249
Supplemental Cash Flow Information			
Non-cash investing and financing activities:			
Capital lease financings	**$ -**	$ 842	$ 175
Cash dividends declared but not yet paid	**183**	132	132
Capital investments accrued but not yet paid	**125**	96	93
Settlement of current liabilities for debt	**-**	14	-
Cash paid during the year for:			
Interest, net of amounts capitalized	**$ (614)**	$ (578)	$ (500)
Income taxes, net of refunds	**(936)**	(452)	(699)

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY

Union Pacific Corporation and Subsidiary Companies

Millions	*Common Shares*	*Treasury Shares*	*Common Shares*	*Paid-in-Surplus*	*Retained Earnings*	*Treasury Stock*	*AOCI [a]*	*Total*
Balance at January 1, 2008	552.3	(30.6)	$ 1,381	$ 3,926	$ 11,847	$ (1,624)	$ (74)	$ 15,456
Comprehensive income:								
Net income			-	-	2,335	-	-	2,335
Other comp. loss			-	-	-	-	(630)	(630)
Total comp. income/(loss) (Note 9)			-	-	2,335	-	(630)	1,705
Conversion, stock option exercises, forfeitures, and other	0.5	3.2	1	23	-	158	-	182
Share repurchases (Note 18)	-	(22.2)	-	-	-	(1,527)	-	(1,527)
Cash dividends declared ($0.98 per share)	-	-	-	-	(501)	-	-	(501)
Balance at December 31, 2008	552.8	(49.6)	$ 1,382	$ 3,949	$ 13,681	$ (2,993)	$ (704)	$ 15,315
Comprehensive income:								
Net income			-	-	1,890	-	-	1,890
Other comp. income			-	-	-	-	50	50
Total comp. income (Note 9)			-	-	1,890	-	50	1,940
Conversion, stock option exercises, forfeitures, and other	0.7	1.1	2	19	-	69	-	90
Share repurchases (Note 18)	-	-	-	-	-	-	-	-
Cash dividends declared ($1.08 per share)	-	-	-	-	(544)	-	-	(544)
Balance at December 31, 2009	553.5	(48.5)	$ 1,384	$ 3,968	$ 15,027	$ (2,924)	$ (654)	$ 16,801
Comprehensive income:								
Net income			-	-	2,780	-	-	2,780
Other comp. loss			-	-	-	-	(80)	(80)
Total comp. income/(loss) (Note 9)			-	-	2,780	-	(80)	2,700
Conversion, stock option exercises, forfeitures, and other	0.4	2.8	1	17	-	146	-	164
Share repurchases (Note 18)	-	(16.6)	-	-	-	(1,249)	-	(1,249)
Cash dividends declared ($1.31 per share)	-	-	-	-	(653)	-	-	(653)
Balance at December 31, 2010	**553.9**	**(62.3)**	**$ 1,385**	**$ 3,985**	**$ 17,154**	**$ (4,027)**	**$ (734)**	**$ 17,763**

[a] AOCI = Accumulated Other Comprehensive Income/(Loss) (Note 9)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Union Pacific Corporation and Subsidiary Companies

For purposes of this report, unless the context otherwise requires, all references herein to the "Corporation", "UPC", "we", "us", and "our" mean Union Pacific Corporation and its subsidiaries, including Union Pacific Railroad Company, which will be separately referred to herein as "UPRR" or the "Railroad".

1. Nature of Operations

Operations and Segmentation – We are a Class I railroad that operates in the U.S. We have 31,953 route miles, linking Pacific Coast and Gulf Coast ports with the Midwest and eastern U.S. gateways and providing several corridors to key Mexican gateways. We serve the western two-thirds of the country and maintain coordinated schedules with other rail carriers for the handling of freight to and from the Atlantic Coast, the Pacific Coast, the Southeast, the Southwest, Canada, and Mexico. Export and import traffic is moved through Gulf Coast and Pacific Coast ports and across the Mexican and Canadian borders.

The Railroad, along with its subsidiaries and rail affiliates, is our one reportable operating segment. Although revenues are analyzed by commodity group, we analyze the net financial results of the Railroad as one segment due to the integrated nature of our rail network. The following table provides revenue by commodity group:

Millions	***2010***	*2009*	*2008*
Agricultural	**$ 3,018**	$ 2,666	$ 3,174
Automotive	**1,271**	854	1,344
Chemicals	**2,425**	2,102	2,494
Energy	**3,489**	3,118	3,810
Industrial Products	**2,639**	2,147	3,273
Intermodal	**3,227**	2,486	3,023
Total freight revenues	**$ 16,069**	$ 13,373	$ 17,118
Other revenues	**896**	770	852
Total operating revenues	**$ 16,965**	$ 14,143	$ 17,970

Although our revenues are principally derived from customers domiciled in the U.S., the ultimate points of origination or destination for some products transported are outside the U.S.

Basis of Presentation – The Consolidated Financial Statements are presented in accordance with accounting principles generally accepted in the U.S. (GAAP) as codified in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

2. Significant Accounting Policies

Principles of Consolidation – The Consolidated Financial Statements include the accounts of Union Pacific Corporation and all of its subsidiaries. Investments in affiliated companies (20% to 50% owned) are accounted for using the equity method of accounting. All intercompany transactions are eliminated. We currently have no less than majority-owned investments that require consolidation under variable interest entity requirements.

Cash and Cash Equivalents – Cash equivalents consist of investments with original maturities of three months or less.

Accounts Receivable – Accounts receivable includes receivables reduced by an allowance for doubtful accounts. The allowance is based upon historical losses, credit worthiness of customers, and current economic conditions. Receivables not expected to be collected in one year and the associated allowances are classified as other assets in our Consolidated Statements of Financial Position.

Investments – Investments represent our investments in affiliated companies (20% to 50% owned) that are accounted for under the equity method of accounting and investments in companies (less than 20% owned) accounted for under the cost method of accounting.

Materials and Supplies – Materials and supplies are carried at the lower of average cost or market.

Property and Depreciation – Properties and equipment are carried at cost and are depreciated on a straight-line basis over their estimated service lives, which are measured in years, except for rail in high-density traffic corridors (i.e., all rail lines except for those subject to abandonment, yard and switching tracks, and electronic yards), for which lives are measured in millions of gross tons per mile of track. We use the group method of depreciation in which all items with similar characteristics, use, and expected life are grouped together in asset classes, and are depreciated using composite depreciation rates. The group method of depreciation treats each asset class as a pool of resources, not as singular items. We determine the estimated service lives of depreciable railroad assets by means of depreciation studies. Under the group method of depreciation, no gain or loss is recognized when depreciable property is retired or replaced in the ordinary course of business.

Impairment of Long-lived Assets – We review long-lived assets, including identifiable intangibles, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the long-lived assets, the carrying value is reduced to the estimated fair value as measured by the discounted cash flows.

Revenue Recognition – We recognize freight revenues as freight moves from origin to destination. The allocation of revenue between reporting periods is based on the relative transit time in each reporting period with expenses recognized as incurred. Other revenues, which include revenues earned by our subsidiaries, revenues from our commuter rail operations, and accessorial revenue, are recognized as service is performed or contractual obligations are met. Customer incentives, which are primarily provided for shipping a specified cumulative volume or shipping to/from specific locations, are recorded as a reduction to operating revenues based on actual or projected future customer shipments.

Translation of Foreign Currency – Our portion of the assets and liabilities related to foreign investments are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at the average rates of exchange prevailing during the year. Unrealized gains or losses are reflected within common shareholders' equity as accumulated other comprehensive income or loss.

Fair Value Measurements – We use a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. These levels include:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

We have applied fair value measurements to our pension plan assets and to our interest rate fair value hedges.

Stock-Based Compensation – We have several stock-based compensation plans under which employees and non-employee directors receive stock options, nonvested retention shares, and nonvested stock units. We refer to the nonvested shares and stock units collectively as "retention awards". We have elected to issue treasury shares to cover option exercises and stock unit vestings, while new shares are issued when retention shares are granted.

We measure and recognize compensation expense for all stock-based awards made to employees and directors, including stock options. Compensation expense is based on the calculated fair value of the awards as measured at the grant date and is expensed ratably over the service period of the awards (generally the vesting period). The fair value of retention awards is the closing stock price on the date of grant, while the fair value of stock options is determined by using the Black-Scholes option pricing model.

Earnings Per Share – Basic earnings per share are calculated on the weighted-average number of common shares outstanding during each period. Diluted earnings per share include shares issuable upon exercise of outstanding stock options and stock-based awards where the conversion of such instruments would be dilutive.

Use of Estimates – Our Consolidated Financial Statements include estimates and assumptions regarding certain assets, liabilities, revenue, and expenses and the disclosure of certain contingent assets and liabilities. Actual future results may differ from such estimates.

Income Taxes – We account for income taxes by recording taxes payable or refundable for the current year and deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. These expected future tax consequences are measured based on current tax law; the effects of future changes in tax laws are not anticipated. Future tax law changes, such as a change in the corporate tax rate, could have a material impact on our financial condition, results of operations, or liquidity.

When appropriate, we record a valuation allowance against deferred tax assets to reflect that these tax assets may not be realized. In determining whether a valuation allowance is appropriate, we consider whether it is more likely than not that all or some portion of our deferred tax assets will not be realized, based on management's judgments using available evidence about future events.

At times, we may claim tax benefits that may be challenged by a tax authority. We recognize tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for "unrecognized tax benefits" is recorded for any tax benefits claimed in our tax returns that do not meet these recognition and measurement standards.

Pension and Postretirement Benefits – We incur certain employment-related expenses associated with pensions and postretirement health benefits. In order to measure the expense associated with these benefits, we must make various assumptions including discount rates used to value certain liabilities, expected return on plan assets used to fund these expenses, salary increases, employee turnover rates, anticipated mortality rates, and expected future health care costs. The assumptions used by us are based on our historical experience as well as current facts and circumstances. We use an actuarial analysis to measure the expense and liability associated with these benefits.

Personal Injury – The cost of injuries to employees and others on our property is charged to expense based on estimates of the ultimate cost and number of incidents each year. We use an actuarial analysis to measure the expense and liability. Our personal injury liability is discounted to present value using applicable U.S. Treasury rates. Legal fees and incidental costs are expensed as incurred.

Asbestos – We estimate a liability for asserted and unasserted asbestos-related claims based on an assessment of the number and value of those claims. We use a statistical analysis to assist us in properly measuring our potential liability. Our liability for asbestos-related claims is not discounted to present value due to the uncertainty surrounding the timing of future payments. Legal fees and incidental costs are expensed as incurred.

Environmental – When environmental issues have been identified with respect to property currently or formerly owned, leased, or otherwise used in the conduct of our business, we and our consultants perform environmental assessments on such property. We expense the cost of the assessments as incurred. We accrue the cost of remediation where our obligation is probable and such costs can be reasonably estimated. We do not discount our environmental liabilities when the timing of the anticipated cash payments is not fixed or readily determinable. Legal fees and incidental costs are expensed as incurred.

3. Recently Issued Accounting Pronouncements

In June 2009, the FASB issued Accounting Standards Update No. 2009-16, *Accounting for Transfers of Financial Assets* (ASU 2009-16). ASU 2009-16 limits the circumstances in which transferred financial assets can be derecognized and requires enhanced disclosures regarding transfers of financial assets and a transferor's continuing involvement with transferred financial assets. We adopted the authoritative accounting standard on January 1, 2010. As a result, we no longer account for the value of the outstanding undivided interest held by investors under our receivables securitization facility as a sale. In addition, transfers of receivables occurring on or after January 1, 2010, are reflected as debt issued in our Consolidated Statements of Cash Flows and recognized as debt due after one year in our Consolidated Statements of Financial Position. (See the discussion of our receivables securitization facility in Note 10.)

4. Stock Options and Other Stock Plans

We have 12,542 options outstanding under the 1993 Stock Option and Retention Stock Plan of Union Pacific Corporation (1993 Plan). There are 7,140 restricted shares outstanding under the 1992 Restricted Stock Plan for Non-Employee Directors of Union Pacific Corporation. We no longer grant options or awards of retention shares and units under these plans.

In April 2000, the shareholders approved the Union Pacific Corporation 2000 Directors Plan (Directors Plan) whereby 1,100,000 shares of our common stock were reserved for issuance to our non-employee directors. Under the Directors Plan, each non-employee director, upon his or her initial election to the Board of Directors, receives a grant of 2,000 retention shares or retention stock units. Prior to December 31, 2007, each non-employee director received annually an option to purchase at fair value a number of shares of our common stock, not to exceed 10,000 shares during any calendar year, determined by dividing 60,000 by 1/3 of the fair market value of one share of our common stock on the date of such Board of Directors meeting, with the resulting quotient rounded up or down to the nearest 50 shares. In September 2007, the Board of Directors eliminated the annual payment of options for 2008 and future years. As of December 31, 2010, 18,000 restricted shares and 264,000 options were outstanding under the Directors Plan.

The Union Pacific Corporation 2001 Stock Incentive Plan (2001 Plan) was approved by the shareholders in April 2001. The 2001 Plan reserved 24,000,000 shares of our common stock for issuance to eligible employees of the Corporation and its subsidiaries in the form of non-qualified options, incentive stock options, retention shares, stock units, and incentive bonus awards. Non-employee directors were not eligible for awards under the 2001 Plan. As of December 31, 2010, 1,861,066 options were outstanding under the 2001 Plan. We no longer grant any stock options or other stock or unit awards under this plan.

The Union Pacific Corporation 2004 Stock Incentive Plan (2004 Plan) was approved by shareholders in April 2004. The 2004 Plan reserved 42,000,000 shares of our common stock for issuance, plus any shares subject to awards made under the 2001 Plan and the 1993 Plan that were outstanding on April 16, 2004, and became available for regrant pursuant to the terms of the 2004 Plan. Under the 2004 Plan, non-qualified options, stock appreciation rights, retention shares, stock units, and incentive bonus awards may be granted to eligible employees of the Corporation and its subsidiaries. Non-employee directors are not eligible for awards under the 2004 Plan. As of December 31, 2010, 7,677,841 options and 3,788,877 retention shares and stock units were outstanding under the 2004 Plan.

Pursuant to the above plans 32,904,291; 33,559,150; and 36,961,123 shares of our common stock were authorized and available for grant at December 31, 2010, 2009, and 2008, respectively.

Stock-Based Compensation – We have several stock-based compensation plans under which employees and non-employee directors receive stock options, nonvested retention shares, and nonvested stock units. We refer to the nonvested shares and stock units collectively as "retention awards". We have elected to issue treasury shares to cover option exercises and stock unit vestings, while new shares are issued when retention shares are granted. Information regarding stock-based compensation appears in the table below:

Millions	***2010***	*2009*	*2008*
Stock-based compensation, before tax:			
Stock options	**$ 17**	$ 19	$ 25
Retention awards	**57**	39	40
Total stock-based compensation, before tax	**$ 74**	$ 58	$ 65
Total stock-based compensation, after tax	**$ 46**	$ 36	$ 40
Excess tax benefits from equity compensation plans	**$ 51**	$ 10	$ 54

Stock Options – We estimate the fair value of our stock option awards using the Black-Scholes option pricing model. Groups of employees and non-employee directors that have similar historical and expected exercise behavior are considered separately for valuation purposes. The table below shows the annual weighted-average assumptions used for valuation purposes:

Weighted-Average Assumptions	***2010***	*2009*	*2008*
Risk-free interest rate	**2.4%**	1.9%	2.8%
Dividend yield	**1.8%**	2.3%	1.4%
Expected life (years)	**5.4**	5.1	5.3
Volatility	**35.2%**	31.3%	22.2%
Weighted-average grant-date fair value of options granted	**$ 18.26**	$ 11.33	$ 13.35

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant; the dividend yield is calculated as the ratio of dividends paid per share of common stock to the stock price on the date of grant; the expected life is based on historical and expected exercise behavior; and volatility is based on the historical volatility of our stock price over the expected life of the option.

A summary of stock option activity during 2010 is presented below:

	Shares (thous.)	*Weighted-Average Exercise Price*	*Weighted-Average Remaining Contractual Term*	*Aggregate Intrinsic Value (millions)*
Outstanding at January 1, 2010	12,699	$ 42.27	5.5 yrs.	$ 275
Granted	788	60.98		
Exercised	(3,520)	39.06	N/A	N/A
Forfeited or expired	(152)	52.11	N/A	N/A
Outstanding at December 31, 2010	9,815	$ 44.77	5.2 yrs.	$ 470
Vested or expected to vest at December 31, 2010	9,685	$ 44.64	5.2 yrs.	$ 465
Options exercisable at December 31, 2010	7,457	$ 41.62	4.2 yrs.	$ 381

Stock options are granted at the closing price on the date of grant, have ten-year contractual terms, and vest no later than three years from the date of grant. None of the stock options outstanding at December 31, 2010 are subject to performance or market-based vesting conditions.

At December 31, 2010, there was $17 million of unrecognized compensation expense related to nonvested stock options, which is expected to be recognized over a weighted-average period of 0.9 years. Additional information regarding stock option exercises appears in the table below:

Millions	***2010***	*2009*	*2008*
Intrinsic value of stock options exercised	**$ 150**	$ 29	$ 169
Cash received from option exercises	**114**	39	83
Treasury shares repurchased for employee payroll taxes	**(31)**	(8)	(28)
Tax benefit realized from option exercises	**57**	11	63
Aggregate grant-date fair value of stock options vested	**19**	29	21

Retention Awards – The fair value of retention awards is based on the closing price of the stock on the grant date. Dividends and dividend equivalents are paid to participants during the vesting periods.

Changes in our retention awards during 2010 were as follows:

	Shares (thous.)	*Weighted-Average Grant-Date Fair Value*
Nonvested at January 1, 2010	2,719	$ 50.13
Granted	598	61.01
Vested	(620)	43.76
Forfeited	(59)	53.87
Nonvested at December 31, 2010	2,638	$ 54.01

Retention awards are granted at no cost to the employee or non-employee director and vest over periods lasting up to four years. At December 31, 2010, there was $62 million of total unrecognized compensation expense related to nonvested retention awards, which is expected to be recognized over a weighted-average period of 1.7 years.

Performance Retention Awards – In February 2010, our Board of Directors approved performance stock unit grants. Other than different performance targets, the basic terms of these performance stock units are identical to those granted in January 2008 and February 2009, including using annual return on invested capital (ROIC) as the performance measure. We define ROIC as net operating profit adjusted for interest expense (including interest on the present value of operating leases) and taxes on interest divided by average invested capital adjusted for the present value of operating leases. In February 2009, we changed an underlying assumption used in connection with calculating a component of ROIC. As a result, for awards of performance stock units granted in 2009 and 2010, an assumed interest rate was used in both the numerator and denominator when calculating the present value of our future operating lease payments to reflect changes to interest rates and our financing costs. This rate is consistent with the methodology used to calculate our adjusted debt-to-capital ratio. For performance stock units granted in 2008, we calculated ROIC using the methodology and assumptions in effect when the performance stock units were granted.

Stock units awarded to selected employees under these grants are subject to continued employment for 37 months and the attainment of certain levels of ROIC. We expense the fair value of the units that are probable of being earned based on our forecasted ROIC over the 3-year performance period. We measure the fair value of these performance stock units based upon the closing price of the underlying common stock as of the date of grant, reduced by the present value of estimated future dividends. Dividend equivalents are paid to participants only after the units are earned.

The assumptions used to calculate the present value of estimated future dividends related to the February 2010 grant were as follows:

	2010
Dividend per share per quarter	$ 0.27
Risk-free interest rate at date of grant	1.3%

Changes in our performance retention awards during 2010 were as follows:

	Shares (thous.)	*Weighted-Average Grant-Date Fair Value*
Nonvested at January 1, 2010	1,060	$ 49.75
Granted	473	58.33
Vested	(225)	47.24
Forfeited	(157)	48.60
Nonvested at December 31, 2010	1,151	$ 53.93

At December 31, 2010, there was $25 million of total unrecognized compensation expense related to nonvested performance retention awards, which is expected to be recognized over a weighted-average period of 1.2 years. A portion of this expense is subject to achievement of the ROIC levels established for the performance stock unit grants.

5. Retirement Plans

Pension and Other Postretirement Benefits

Pension Plans – We provide defined benefit retirement income to eligible non-union employees through qualified and non-qualified (supplemental) pension plans. Qualified and non-qualified pension benefits are based on years of service and the highest compensation during the latest years of employment, with specific reductions made for early retirements.

Other Postretirement Benefits (OPEB) – We provide medical and life insurance benefits for eligible retirees. These benefits are funded as medical claims and life insurance premiums are paid.

Plan Amendment

Effective January 1, 2010, Medicare-eligible retirees who are enrolled in the Union Pacific Retiree Medical Program received a contribution to a Health Reimbursement Account, which can be used to pay eligible out-of-pocket medical expenses. The impact of the plan amendment was reflected in the projected benefit obligation (PBO) at December 31, 2009.

Funded Status

We are required by GAAP to separately recognize the overfunded or underfunded status of our pension and OPEB plans as an asset or liability. The funded status represents the difference between the PBO and the fair value of the plan assets. Our non-qualified (supplemental) pension plan is unfunded by design. The PBO of the pension plans is the present value of benefits earned to date by plan participants, including the effect of assumed future salary increases. The PBO of the OPEB plan is equal to the accumulated benefit obligation, as the present value of the OPEB liabilities is not affected by salary increases. Plan assets are measured at fair value. We use a December 31 measurement date for plan assets and obligations for all our retirement plans.

Changes in our PBO and plan assets were as follows for the years ended December 31:

Funded Status	*Pension*		*OPEB*	
Millions	***2010***	*2009*	***2010***	*2009*
Projected Benefit Obligation				
Projected benefit obligation at beginning of year	**$ 2,448**	$ 2,272	**$ 314**	$ 418
Service cost	**34**	38	**2**	2
Interest cost	**143**	140	**16**	18
Plan amendments	**-**	-	**(6)**	(78)
Actuarial loss (gain)	**281**	140	**16**	(21)
Gross benefits paid	**(147)**	(142)	**(24)**	(25)
Projected benefit obligation at end of year	**$ 2,759**	$ 2,448	**$ 318**	$ 314
Plan Assets				
Fair value of plan assets at beginning of year	**$ 2,044**	$ 1,543	**$ -**	$ -
Actual return on plan assets	**294**	350	**-**	-
Voluntary funded pension plan contributions	**200**	280	**-**	-
Non-qualified plan benefit contributions	**13**	13	**24**	25
Gross benefits paid	**(147)**	(142)	**(24)**	(25)
Fair value of plan assets at end of year	**$ 2,404**	$ 2,044	**$ -**	$ -
Funded status at end of year	**$ (355)**	$ (404)	**$ (318)**	$ (314)

Amounts recognized in the statement of financial position as of December 31, 2010 and 2009 consist of:

	Pension		OPEB	
Millions	**2010**	2009	**2010**	2009
Noncurrent assets	**$ 1**	$ 1	**$ -**	$ -
Current liabilities	**(15)**	(13)	**(27)**	(28)
Noncurrent liabilities	**(341)**	(392)	**(291)**	(286)
Net amounts recognized at end of year	**$ (355)**	$ (404)	**$ (318)**	$ (314)

Pre-tax amounts recognized in accumulated other comprehensive income/(loss) as of December 31, 2010 and 2009 consist of:

	2010			2009		
Millions	**Pension**	**OPEB**	**Total**	Pension	OPEB	Total
Prior service (cost)/credit	**$ (3)**	**$ 106**	**$ 103**	$ (7)	$ 146	$ 139
Net actuarial loss	**(1,059)**	**(142)**	**(1,201)**	(942)	(140)	(1,082)
Total	**$ (1,062)**	**$ (36)**	**$ (1,098)**	$ (949)	$ 6	$ (943)

Other pre-tax changes recognized in other comprehensive income during 2010, 2009 and 2008 were as follows:

	Pension			OPEB		
Millions	**2010**	2009	2008	**2010**	2009	2008
Prior service credit	**$ -**	$ -	$ -	**$ (6)**	$ (78)	$ (9)
Net actuarial (gain)/loss	**165**	(51)	875	**16**	(21)	101
Amortization of:						
Prior service cost/(credit)	**(3)**	(5)	(6)	**45**	44	34
Actuarial loss	**(49)**	(30)	(10)	**(13)**	(12)	(13)
Total	**$ 113**	$ (86)	$ 859	**$ 42**	$ (67)	$ 113

Amounts included in accumulated other comprehensive income expected to be amortized into net periodic cost (benefit) during 2011:

Millions	Pension	OPEB	Total
Prior service cost (credit)	$ 2	$ (35)	$ (33)
Net actuarial loss	70	13	83
Total	$ 72	$ (22)	$ 50

Underfunded Accumulated Benefit Obligation – The accumulated benefit obligation (ABO) is the present value of benefits earned to date, assuming no future salary growth. The underfunded accumulated benefit obligation represents the difference between the ABO and the fair value of plan assets. At December 31, 2010 and 2009, the non-qualified (supplemental) plan ABO was $257 million and $229 million, respectively. The PBO, ABO, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of the fair value of the plan assets were as follows for the years ended December 31:

Underfunded Accumulated Benefit Obligation		
Millions	**2010**	2009
Projected benefit obligation	**$ 2,741**	$ (2,431)
Accumulated benefit obligation	**$ (2,663)**	$ (2,389)
Fair value of plan assets	**2,385**	2,026
Underfunded accumulated benefit obligation	**$ (278)**	$ (363)

The ABO for all defined benefit pension plans was $2.7 billion and $2.4 billion at December 31, 2010 and 2009, respectively.

Assumptions – The weighted-average actuarial assumptions used to determine benefit obligations at December 31:

	Pension		*OPEB*	
Percentages	***2010***	*2009*	***2010***	*2009*
Discount rate	**5.35%**	5.90%	**5.01%**	5.55%
Salary increase	**3.36%**	3.45%	**N/A**	N/A
Health care cost trend rate (employees under 65)	**N/A**	N/A	**7.24%**	7.50%
Health care cost trend rate (employees over 65)	**N/A**	N/A	**N/A**	9.10%
Ultimate health care cost trend rate	**N/A**	N/A	**4.50%**	4.50%
Year ultimate trend rate reached	**N/A**	N/A	**2028**	2028

Expense

Both pension and OPEB expense are determined based upon the annual service cost of benefits (the actuarial cost of benefits earned during a period) and the interest cost on those liabilities, less the expected return on plan assets. The expected long-term rate of return on plan assets is applied to a calculated value of plan assets that recognizes changes in fair value over a five-year period. This practice is intended to reduce year-to-year volatility in pension expense, but it can have the effect of delaying the recognition of differences between actual returns on assets and expected returns based on long-term rate of return assumptions. Differences in actual experience in relation to assumptions are not recognized in net income immediately, but are deferred and, if necessary, amortized as pension or OPEB expense.

The components of our net periodic pension and OPEB cost/(benefit) were as follows for the years ended December 31:

	Pension			*OPEB*		
Millions	***2010***	*2009*	*2008*	***2010***	*2009*	*2008*
Net Periodic Benefit Cost:						
Service cost	**$ 34**	$ 38	$ 34	**$ 2**	$ 2	$ 3
Interest cost	**143**	140	137	**16**	18	24
Expected return on plan assets	**(178)**	(159)	(152)	**-**	-	-
Amortization of:						
Prior service cost/(credit)	**3**	5	6	**(45)**	(44)	(35)
Actuarial loss	**49**	30	10	**13**	12	13
Net periodic benefit cost/(benefit)	**$ 51**	$ 54	$ 35	**$ (14)**	$ (12)	$ 5

Assumptions – The weighted-average actuarial assumptions used to determine expense were as follows for the years ended December 31:

	Pension			*OPEB*		
Percentages	***2010***	*2009*	*2008*	***2010***	*2009*	*2008*
Discount rate	**5.90%**	6.25%	6.50%	**5.55%**	6.25%	6.50%
Expected return on plan assets	**8.00%**	8.00%	8.00%	**N/A**	N/A	N/A
Salary increase	**3.45%**	3.50%	3.50%	**N/A**	N/A	N/A
Health care cost trend rate (employees under 65)	**N/A**	N/A	N/A	**7.24%**	7.50%	8.00%
Health care cost trend rate (employees over 65)	**N/A**	N/A	N/A	**N/A**	9.10%	10.00%
Ultimate health care cost trend rate	**N/A**	N/A	N/A	**4.50%**	4.50%	5.00%
Year ultimate trend reached	**N/A**	N/A	N/A	**2028**	2028	2013

The discount rate was based on a Mercer yield curve of high quality corporate bonds with cash flows matching our plans' expected benefit payments. The expected return on plan assets is based on our asset allocation mix and our historical return, taking into account current and expected market conditions. The actual return (loss) on pension plan assets, net of fees, was approximately 14% in 2010, 23% in 2009, and (30)% in 2008.

Assumed health care cost trend rates have a significant effect on the expense and liabilities reported for health care plans. The assumed health care cost trend rate is based on historical rates and expected market conditions. The 2011 assumed health care cost trend rate for employees under 65 is 7.07%. It is assumed the rate will decrease gradually to an ultimate rate of 4.5% in 2028 and will remain at that level. A one-percentage point change in the assumed health care cost trend rates would have the following effects on OPEB:

Millions	*One % pt. Increase*	*One % pt. Decrease*
Effect on total service and interest cost components	$ 1	$ (1)
Effect on accumulated benefit obligation	11	(9)

Cash Contributions

The following table details our cash contributions for the qualified pension plans and the benefit payments for the non-qualified (supplemental) pension and OPEB plans:

	Pension		
Millions	*Qualified*	*Non-qualified*	*OPEB*
2009	$ 280	13	25
2010	200	13	24

Our policy with respect to funding the qualified plans is to fund at least the minimum required by law and not more than the maximum amount deductible for tax purposes. All contributions made to the qualified pension plans in 2010 were voluntary and were made with cash generated from operations.

The non-qualified pension and OPEB plans are not funded and are not subject to any minimum regulatory funding requirements. Benefit payments for each year represent supplemental pension payments and claims paid for medical and life insurance. We anticipate our 2011 supplemental pension and OPEB payments will be made from cash generated from operations.

Benefit Payments

The following table details expected benefit payments for the years 2011 through 2020:

Millions	*Pension*	*OPEB*
2011	$ 150	$ 27
2012	153	27
2013	158	27
2014	163	26
2015	170	26
Years 2016 -2020	927	123

Asset Allocation Strategy

Our pension plan asset allocation at December 31, 2010 and 2009, and target allocation for 2011, are as follows:

		Percentage of Plan Assets December 31,	
	Target Allocation 2011	***2010***	*2009*
Equity securities	47% to 63%	**60%**	61%
Debt securities	30% to 40%	**31**	31
Real estate	2% to 8%	**4**	4
Commodities	4% to 6%	**5**	4
Total		**100%**	100%

The investment strategy for pension plan assets is to maintain a broadly diversified portfolio designed to achieve our target of an average long-term rate of return of 7.5%. We reduced our expected rate of return on plan assets to 7.5% in 2011 from 8% in 2010 to reflect our expected future returns on plan assets based on our current asset allocation strategy. While we believe we can achieve a long-term average rate of return of 7.5%, we cannot be certain that the portfolio will perform to our expectations. Assets are strategically allocated among equity, debt, and other investments in order to achieve a diversification level that reduces fluctuations in investment returns. Asset allocation target ranges for equity, debt, and other portfolios are evaluated at least every three years with the assistance of an independent external consulting firm. Actual asset allocations are monitored monthly, and rebalancing actions are executed at least quarterly, if needed.

The pension plan investments are held in a Master Trust, with The Northern Trust Company. The majority of pension plan assets are invested in equity securities because equity portfolios have historically provided higher returns than debt and other asset classes over extended time horizons and are expected to do so in the future. Correspondingly, equity investments also entail greater risks than other investments. Equity risks are balanced by investing a significant portion of the plans' assets in high quality debt securities. The average credit rating of the debt portfolio exceeded A+ as of December 31, 2010 and 2009. The debt portfolio is also broadly diversified and invested primarily in U.S. Treasury, mortgage, and corporate securities. The weighted-average maturity of the debt portfolio was 12 years at both December 31, 2010 and 2009.

The investment of pension plan assets in securities issued by Union Pacific is specifically prohibited by the plan for both the equity and debt portfolios, other than through index fund holdings.

Fair Value Measurements

The pension plan assets are valued at fair value. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Temporary Cash Investments – These investments consist of U.S. dollars and foreign currencies held in master trust accounts at The Northern Trust Company. Foreign currencies held are reported in terms of U.S. dollars based on currency exchange rates readily available in active markets. These temporary cash investments are classified as Level 1 investments.

Registered Investment Companies – Registered Investment Companies are mutual funds, unit trusts, and other commingled funds registered with the Securities and Exchange Commission. Mutual fund and unit trust shares are traded actively on public exchanges. The share prices for mutual funds and unit trusts are published at the close of each business day. Holdings of mutual funds and unit trusts are classified as Level 1 investments. Other registered commingled funds are not traded publicly, but the underlying assets (stocks and bonds) held in these funds are traded on active markets and the prices for these assets are readily observable. Holdings in other registered commingled funds are classified as Level 2 investments.

U.S. Government Securities – U.S. Government Securities consist of bills, notes, bonds, and other fixed income securities issued directly by the U.S. Treasury or by government-sponsored enterprises. These assets are valued using a bid evaluation process with bid data provided by independent pricing sources. U.S. Government Securities are classified as Level 2 investments.

Corporate Bonds & Debentures – Corporate bonds and debentures consist of fixed income securities issued by U.S. and non-U.S. corporations. These assets are valued using a bid evaluation process with bid data provided by independent pricing sources. Corporate bonds & debentures are classified as Level 2 investments.

Corporate Stock – This investment category consists of common and preferred stock issued by U.S. and non-U.S. corporations. Common and preferred shares are traded actively on exchanges and price quotes for these shares are readily available. Holdings of corporate stock are classified as Level 1 investments.

Venture Capital and Buyout Partnerships – This investment category is comprised of interests in limited partnerships that invest in privately-held companies. Due to the private nature of the partnership investments, pricing inputs are not readily observable. Asset valuations are developed by the general partners that manage the partnerships. These valuations are based on the application of public market multiples to private company cash flows, market transactions that provide valuation information for comparable companies, and other methods. Holdings of limited partnership interests are classified as Level 3 investments.

Real Estate Partnerships and Funds – Most of the real estate investments are partnership interests similar to those described in the Venture Capital and Partnerships category. This category also includes real estate investments held in less commonly used structures such as private real estate investment trusts and pooled separate accounts. Valuations for the holdings in this category are not based on readily observable inputs and are primarily derived from property appraisals. Interests in private real estate partnerships, investment funds and pooled separate accounts are classified as Level 3 investments.

Common Trust and Other Funds – Common trust funds are comprised of shares or units in commingled funds that are not publicly traded. The underlying assets in these funds (equity securities, fixed income securities, and commodity-related securities) are publicly traded on exchanges and price quotes for the assets held by these funds are readily available. Holdings of common trust funds are classified as Level 2 investments.

This category also includes an investment in a limited liability company that invests in publicly-traded convertible securities. The limited liability company investment is a fund that invests in both long and short positions in convertible securities, stocks, and fixed income securities. The underlying securities held by the fund are traded actively on exchanges and price quotes for these investments are readily available. Interest in the limited liability company is classified as a Level 2 investment.

Other Investments – This category includes several miscellaneous assets such as commodity hedge fund investments. These investments have valuations that are based on observable inputs and are classified as Level 2 investments.

As of December 31, 2010, the pension plan assets measured at fair value on a recurring basis were as follows:

Millions	*Quoted Prices in Active Markets for Identical Inputs (Level 1)*	*Significant Other Observable Inputs (Level 2)*	*Significant Unobservable Inputs (Level 3)*	*Total*
Plan assets:				
Temporary cash investments	$ 23	$ -	$ -	$ 23
Registered investment companies	9	259	-	268
U.S. government securities	-	142	-	142
Corporate bonds & debentures	-	311	-	311
Corporate stock	573	7	-	580
Venture capital and buyout partnerships	-	-	169	169
Real estate partnerships and funds	-	-	99	99
Common trust and other funds	-	776	-	776
Other investments	-	29	-	29
Total plan assets at fair value	$ 605	$ 1,524	$ 268	2,397
Other assets [a]				7
Total plan assets				$ 2,404

[a] Other assets include accrued receivables and pending broker settlements.

As of December 31, 2009, the pension plan assets measured at fair value on a recurring basis were as follows:

Millions	*Quoted Prices in Active Markets for Identical Inputs (Level 1)*	*Significant Other Observable Inputs (Level 2)*	*Significant Unobservable Inputs (Level 3)*	*Total*
Plan assets:				
Temporary cash investments	$ 9	$ -	$ -	$ 9
Registered investment companies	8	176	-	184
U.S. government securities	-	131	-	131
Corporate bonds & debentures	-	284	-	284
Corporate stock	482	6	-	488
Venture capital and buyout partnerships	-	-	142	142
Real estate partnerships and funds	-	-	78	78
Common trust and other funds	-	668	-	668
Other investments	-	27	-	27
Total plan assets at fair value	$ 499	$ 1,292	$ 220	2,011
Other assets [a]				33
Total plan assets				$ 2,044

[a] Other assets include accrued receivables and pending broker settlements.

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3 investments) during 2010:

Millions	*Venture Capital and Buyout Partnerships*	*Real Estate Partnerships and Funds*	*Total*
Beginning balance - January 1, 2010	$ 142	$ 78	$ 220
Realized gain	3	1	4
Unrealized gain	21	10	31
Purchases, issuances, and settlements	3	10	13
Ending balance - December 31, 2010	$ 169	$ 99	$ 268

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3 investments) during 2009:

Millions	*Venture Capital and Buyout Partnerships*	*Real Estate Partnerships and Funds*	*Total*
Beginning balance - January 1, 2009	$ 147	$ 92	$ 239
Realized gain	3	-	3
Unrealized loss	(18)	(29)	(47)
Purchases, issuances, and settlements	10	15	25
Ending balance - December 31, 2009	$ 142	$ 78	$ 220

Other Retirement Programs

401(k)/Thrift Plan – We provide a defined contribution plan (401(k)/thrift plan) to eligible non-union employees for whom we make matching contributions. We match 50 cents for each dollar contributed by employees up to the first six percent of compensation contributed. Our plan contributions were $13 million in 2010, $14 million in 2009 and $14 million 2008.

Railroad Retirement System – All Railroad employees are covered by the Railroad Retirement System (the System). Contributions made to the System are expensed as incurred and amounted to approximately $566 million in 2010, $562 million in 2009, and $620 million in 2008.

Collective Bargaining Agreements – Under collective bargaining agreements, we participate in multi-employer benefit plans that provide certain postretirement health care and life insurance benefits for eligible union employees. Premiums paid under these plans are expensed as incurred and amounted to $60 million in 2010, $48 million in 2009, and $49 million in 2008.

6. Other Income

Other income included the following for the years ended December 31:

Millions	***2010***	*2009*	*2008*
Rental income	**$ 84**	$ 73	$ 87
Net gain on non-operating asset dispositions	**25**	162	41
Interest income	**4**	5	21
Receivable securitization fees [a]	**-**	(9)	(23)
Early extinguishment of debt	**(21)**	-	-
Non-operating environmental costs and other	**(38)**	(36)	(34)
Total	**$ 54**	$ 195	$ 92

[a] Receivable securitization fees totaling $6 million for the year ended December 31, 2010 are classified as interest expense. (See Note 3 and Note 10 for further discussion.)

In June of 2009, we completed a $118 million sale of land to the Regional Transportation District (RTD) in Colorado, resulting in a $116 million pre-tax gain. The agreement with the RTD involved a 33-mile industrial lead track in Boulder, Colorado.

7. Income Taxes

Components of income tax expense/(benefit) were as follows for the years ended December 31:

Millions	***2010***	*2009*	*2008*
Current:			
Federal	**$ 862**	$ 316	$ 698
State	**119**	50	73
Total current tax expense	**981**	366	771
Deferred:			
Federal	**550**	650	646
State	**97**	30	33
Total deferred tax expense	**647**	680	679
Unrecognized tax benefits:			
Federal	**26**	39	(121)
State	**(1)**	(1)	(13)
Total unrecognized tax benefits expense/(benefit)	**25**	38	(134)
Total income tax expense	**$ 1,653**	$ 1,084	$ 1,316

For the years ended December 31, reconciliations between statutory and effective tax rates are as follows:

Tax Rate Percentages	***2010***	*2009*	*2008*
Federal statutory tax rate	**35.0%**	35.0%	35.0%
State statutory rates, net of federal benefits	**3.1**	3.2	3.0
Deferred tax adjustments	**(0.3)**	(0.8)	(0.7)
Tax credits	**(0.7)**	(0.8)	(0.9)
Other	**0.2**	(0.2)	(0.4)
Effective tax rate	**37.3%**	36.4%	36.0%

In February of 2009, California enacted legislation that changed how we determine the amount of income subject to California tax. This change reduced our 2009 deferred tax expense by $14 million.

In January of 2008, Illinois enacted legislation that changed how we determine the amount of income subject to Illinois tax. This change reduced our 2008 deferred tax expense by $16 million.

Deferred tax assets and liabilities are recorded for the expected future tax consequences of events that are reported in different periods for financial reporting and income tax purposes. The majority of our deferred tax liabilities relate to differences between the tax bases and financial reporting amounts of our land and depreciable property, due to accelerated tax depreciation (including bonus depreciation), revaluation of assets in purchase accounting transactions, and differences in capitalization methods.

Deferred income tax liabilities/(assets) were comprised of the following at December 31:

Millions	***2010***	*2009*
Net current deferred income tax asset	**$ (261)**	$ (339)
Property	**11,581**	10,419
State taxes, net of federal benefits	**772**	715
Other	**(796)**	(90)
Net long-term deferred income tax liabilities	**11,557**	11,044
Net deferred income tax liability	**$ 11,296**	$ 10,705

When appropriate, we record a valuation allowance against deferred tax assets to reflect that these tax assets may not be realized. In determining whether a valuation allowance is appropriate, we consider whether it is more likely than not that all or some portion of our deferred tax assets will not be realized, based on management's judgments using available evidence about future events. In 2010, there is no valuation allowance because the deferred tax assets associated with the 2009 valuation allowance expired unrealized. Our total valuation allowance at December 31, 2009 was $8 million.

Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. Unrecognized tax benefits are tax benefits claimed in our tax returns that do not meet these recognition and measurement standards.

A reconciliation of changes in unrecognized tax benefits liabilities/(assets) from the beginning to the end of the reporting period is as follows:

Millions	***2010***	*2009*	*2008*
Unrecognized tax benefits at January 1	**$ 61**	$ 26	$ 161
Increases for positions taken in current year	**38**	18	10
Increases for positions taken in prior years	**11**	50	1
Decreases for positions taken in prior years	**(22)**	(28)	(23)
Settlements with taxing authorities	**(4)**	(3)	(55)
Increases/(decreases) for interest and penalties	**5**	3	(68)
Lapse of statutes of limitations	**(3)**	(5)	-
Unrecognized tax benefits at December 31	**$ 86**	$ 61	$ 26

A portion of our unrecognized tax benefits would, if recognized, reduce our effective tax rate. The remaining unrecognized tax benefits relate to tax positions for which only the timing of the benefit is uncertain. Recognition of these tax benefits would reduce our effective tax rate only through a reduction of accrued interest and penalties. The unrecognized tax benefits that would reduce our effective tax rate are as follows:

Millions	***2010***	*2009*	*2008*
Unrecognized tax benefits that would reduce the effective tax rate	**$ 90**	$ 86	$ 79
Unrecognized tax benefits that would not reduce the effective tax rate	**(4)**	(25)	(53)
Total unrecognized tax benefits	**$ 86**	$ 61	$ 26

We recognize interest and penalties as part of income tax expense. Total accrued liabilities for interest and penalties were $19 million and $13 million at December 31, 2010 and 2009, respectively. Total interest and penalties recognized as part of income tax expense (benefit) were $6 million for 2010, $(11) million for 2009, and $(9) million for 2008.

Internal Revenue Service (IRS) examinations have been completed and settled for all years prior to 1999, and the statute of limitations bars any additional tax assessments. Some interest calculations remain open back to 1986. The IRS has completed its examinations and issued notices of deficiency for tax years 1999 through 2006. We disagree with many of their proposed adjustments, and we are at IRS Appeals for these years. We anticipate a partial settlement of the tax years 1999-2004 during 2011. The IRS is examining the Corporation's federal income tax returns for 2007 and 2008. Several state tax authorities are examining our state income tax returns for tax years 2003 through 2006.

In 2008, we signed a closing agreement resolving all tax matters at IRS Appeals for tax years 1995 through 1998. In connection with the settlement, we paid the IRS $52 million of tax and $67 million of interest in 2008. We filed interest refund claims in 2009 for years 1995-1998, and received refunds of $17 million in October of 2009. The audit settlement and interest refund claims had only immaterial effects on our income tax expense for 2008 and 2009.

We expect our unrecognized tax benefits to decrease significantly in the next 12 months. Of the $86 million balance at December 31, 2010, $68 million is classified as current in the Consolidated Statement of Financial Position, in anticipation of a partial settlement of the 1999-2004 tax years, as well as a reasonable possibility that some state tax disputes will be resolved in 2011.

8. Earnings Per Share

The following table provides a reconciliation between basic and diluted earnings per share for the years ended December 31:

Millions, Except Per Share Amounts	***2010***	*2009*	*2008*
Net income	**$ 2,780**	$ 1,890	$ 2,335
Weighted-average number of shares outstanding:			
Basic	**498.2**	503.0	510.6
Dilutive effect of stock options	**3.3**	1.5	3.4
Dilutive effect of retention shares and units	**1.4**	1.3	1.0
Diluted	**502.9**	505.8	515.0
Earnings per share – basic	**$ 5.58**	$ 3.76	$ 4.57
Earnings per share – diluted	**$ 5.53**	$ 3.74	$ 4.53

Common stock options totaling 0.3 million, 4.6 million, and 1.0 million for 2010, 2009, and 2008, respectively, were excluded from the computation of diluted earnings per share because the exercise prices of these options exceeded the average market price of our common stock for the respective periods, and the effect of their inclusion would be anti-dilutive.

9. Comprehensive Income/(Loss)

Comprehensive income/(loss) was as follows:

Millions	***2010***	*2009*	*2008*
Net income	**$ 2,780**	$ 1,890	$ 2,335
Other comprehensive income/(loss):			
Defined benefit plans	**(88)**	44	(604)
Foreign currency translation	**7**	6	(26)
Derivatives	**1**	-	-
Total other comprehensive income/(loss) [a]	**(80)**	50	(630)
Total comprehensive income	**$ 2,700**	$ 1,940	$ 1,705

[a] Net of deferred taxes of $57 million, $(101) million, and $390 million during 2010, 2009, and 2008, respectively.

The after-tax components of accumulated other comprehensive loss were as follows:

Millions	***Dec. 31, 2010***	*Dec. 31, 2009*
Defined benefit plans	**$ (703)**	$ (615)
Foreign currency translation	**(28)**	(35)
Derivatives	**(3)**	(4)
Total	**$ (734)**	$ (654)

10. Accounts Receivable

Accounts receivable includes freight and other receivables reduced by an allowance for doubtful accounts. The allowance is based upon historical losses, credit worthiness of customers, and current economic conditions. At December 31, 2010 and 2009, our accounts receivable were reduced by $5 million and $3 million, respectively. Receivables not expected to be collected in one year and the associated allowances are classified as other assets in our Consolidated Statements of Financial Position. At December 31, 2010 and 2009, receivables classified as other assets were reduced by allowances of $51 million and $67 million, respectively.

Receivables Securitization Facility – As discussed in Note 3, we adopted a new accounting standard on January 1, 2010. As a result, we no longer account for the value of the outstanding undivided interest held by investors under our receivables securitization facility as a sale. In addition, transfers of receivables occurring on or after January 1, 2010, are reflected as debt issued in our Consolidated Statements of Cash Flows, and the value of the outstanding undivided interest held by investors at December 31, 2010, is accounted for as a secured borrowing and is included in our Consolidated Statements of Financial Position as debt due after one year.

Under the receivables securitization facility, the Railroad sells most of its accounts receivable to Union Pacific Receivables, Inc. (UPRI), a bankruptcy-remote subsidiary. UPRI may subsequently transfer, without recourse on a 364-day revolving basis, an undivided interest in eligible accounts receivable to investors. The total capacity to transfer undivided interests to investors under the facility was $600 million at December 31, 2010 and 2009, respectively. The value of the outstanding undivided interest held by investors under the facility was $100 million and $400 million at December 31, 2010 and 2009, respectively. The value of the undivided interest held by investors was supported by $960 million and $817 million of accounts receivable at December 31, 2010 and 2009, respectively. At December 31, 2010 and 2009, the value of the interest retained by UPRI was $960 million and $417 million, respectively. This retained interest is included in accounts receivable, net in our Consolidated Statements of Financial Position.

The value of the outstanding undivided interest held by investors could fluctuate based upon the availability of eligible receivables and is directly affected by changing business volumes and credit risks, including default and dilution. If default or dilution ratios increase one percent, the value of the outstanding undivided interest held by investors would not change as of December 31, 2010. Should our credit rating fall below investment grade, the value of the outstanding undivided interest held by investors would be reduced, and, in certain cases, the investors would have the right to discontinue the facility.

The Railroad collected approximately $16.3 billion and $13.8 billion of receivables during the years ended December 31, 2010 and 2009, respectively. UPRI used certain of these proceeds to purchase new receivables under the facility.

The costs of the receivables securitization facility include interest, which will vary based on prevailing commercial paper rates, program fees paid to banks, commercial paper issuing costs, and fees for unused commitment availability. The costs of the receivables securitization facility are included in interest expense and were $6 million during 2010. Prior to adoption of the new accounting standard, the costs of the receivables securitization facility were included in other income and were $9 million and $23 million for 2009 and 2008, respectively.

The investors have no recourse to the Railroad's other assets, except for customary warranty and indemnity claims. Creditors of the Railroad do not have recourse to the assets of UPRI.

In August 2010, the receivables securitization facility was renewed for an additional 364-day period at comparable terms and conditions.

11. Properties

The following tables list the major categories of property and equipment, as well as the weighted-average composite depreciation rate for each category:

Millions, Except Percentages As of December 31, 2010	Cost	Accumulated Depreciation	Net Book Value	Depreciation Rate for 2010
Land	$ 4,984	$ N/A	$ 4,984	N/A
Road:				
Rail and other track material [a]	11,992	4,458	7,534	3.1%
Ties	7,631	1,858	5,773	2.8%
Ballast	4,011	944	3,067	3.0%
Other [b]	13,634	2,376	11,258	2.5%
Total road	37,268	9,636	27,632	2.8%
Equipment:				
Locomotives	6,136	2,699	3,437	5.6%
Freight cars	1,886	1,040	846	3.6%
Work equipment and other	305	39	266	4.0%
Total equipment	8,327	3,778	4,549	5.1%
Technology and other	565	241	324	13.2%
Construction in progress	764	-	764	N/A
Total	$ 51,908	$ 13,655	$ 38,253	N/A

Millions, Except Percentages As of December 31, 2009	Cost	Accumulated Depreciation	Net Book Value	Depreciation Rate for 2009
Land	$ 4,891	$ N/A	$ 4,891	N/A
Road:				
Rail and other track material [a]	11,584	4,414	7,170	3.6%
Ties	7,254	1,767	5,487	2.7%
Ballast	3,841	869	2,972	2.9%
Other [b]	12,988	2,237	10,751	2.4%
Total road	35,667	9,287	26,380	2.9%
Equipment:				
Locomotives	6,156	2,470	3,686	5.0%
Freight cars	1,885	1,015	870	4.2%
Work equipment and other	168	32	136	3.6%
Total equipment	8,209	3,517	4,692	4.8%
Technology and other	477	204	273	12.5%
Construction in progress	966	-	966	N/A
Total	$ 50,210	$ 13,008	$ 37,202	N/A

[a] Includes a weighted-average composite depreciation rate for rail in high-density traffic corridors as discussed below.

[b] Other includes grading, bridges and tunnels, signals, buildings, and other road assets.

Property and Depreciation – Our railroad operations are highly capital intensive, and our large base of homogeneous, network-type assets turns over on a continuous basis. Each year we develop a capital program for the replacement of assets and for the acquisition or construction of assets that enable us to enhance our operations or provide new service offerings to customers. Assets purchased or constructed throughout the year are capitalized if they meet applicable minimum units of property criteria. Properties and equipment are carried at cost and are depreciated on a straight-line basis over their estimated service lives, which are measured in years, except for rail in high-density traffic corridors (i.e., all rail lines except for those subject to abandonment, yard and switching tracks, and electronic yards) for which lives are measured in millions of gross tons per mile of track. We use the group method of depreciation in which all items with similar characteristics, use, and expected lives are grouped together in asset classes, and are depreciated using composite depreciation rates. The group method of depreciation treats each asset class as a pool of resources, not as singular items. We currently have more than 60 depreciable asset classes, and we may increase or decrease the number of asset classes due to changes in technology, asset strategies, or other factors.

We determine the estimated service lives of depreciable railroad assets by means of depreciation studies. We perform depreciation studies at least every three years for equipment and every six years for track assets (i.e., rail and other track material, ties, and ballast) and other road property. Our depreciation studies take into account the following factors:

- Statistical analysis of historical patterns of use and retirements of each of our asset classes;
- Evaluation of any expected changes in current operations and the outlook for continued use of the assets;
- Evaluation of technological advances and changes to maintenance practices; and
- Expected salvage to be received upon retirement.

For rail in high-density traffic corridors, we measure estimated service lives in millions of gross tons per mile of track. It has been our experience that the lives of rail in high-density traffic corridors are closely correlated to usage (i.e., the amount of weight carried over the rail). The service lives also vary based on rail weight, rail condition (e.g., new or secondhand), and rail type (e.g., straight or curve). Our depreciation studies for rail in high density traffic corridors consider each of these factors in determining the estimated service lives. For rail in high-density traffic corridors, we calculate depreciation rates annually by dividing the number of gross ton-miles carried over the rail (i.e., the weight of loaded and empty freight cars, locomotives and maintenance of way equipment transported over the rail) by the estimated service lives of the rail measured in millions of gross tons per mile. For all other depreciable assets, we compute depreciation based on the estimated service lives of our assets as determined from the analysis of our depreciation studies. Changes in the estimated service lives of our assets and their related depreciation rates are implemented prospectively.

Under group depreciation, the historical cost (net of salvage) of depreciable property that is retired or replaced in the ordinary course of business is charged to accumulated depreciation and no gain or loss is recognized. The historical cost of certain track assets is estimated using (i) inflation indices published by the Bureau of Labor Statistics and (ii) the estimated useful lives of the assets as determined by our depreciation studies. The indices were selected because they closely correlate with the major costs of the properties comprising the applicable track asset classes. Because of the number of estimates inherent in the depreciation and retirement processes and because it is impossible to precisely estimate each of these variables until a group of property is completely retired, we continually monitor the estimated service lives of our assets and the accumulated depreciation associated with each asset class to ensure our depreciation rates are appropriate. In addition, we determine if the recorded amount of accumulated depreciation is deficient (or in excess) of the amount indicated by our depreciation studies. Any deficiency (or excess) is amortized as a component of depreciation expense over the remaining service lives of the applicable classes of assets.

For retirements of depreciable railroad properties that do not occur in the normal course of business, a gain or loss may be recognized if the retirement meets each of the following three conditions: (i) is unusual, (ii) is material in amount, and (iii) varies significantly from the retirement profile identified through our depreciation studies. A gain or loss is recognized in other income when we sell land or dispose of assets that are not part of our railroad operations.

When we purchase an asset, we capitalize all costs necessary to make the asset ready for its intended use. However, many of our assets are self-constructed. A large portion of our capital expenditures is for replacement of existing track assets and other road properties, which is typically performed by our employees, and for track line expansion and other capacity projects. Costs that are directly attributable to capital projects (including overhead costs) are capitalized. Direct costs that are capitalized as part of self-constructed assets include material, labor, and work equipment. Indirect costs are capitalized if they clearly relate to the construction of the asset. These costs are allocated using appropriate statistical bases.

General and administrative expenditures are expensed as incurred. Normal repairs and maintenance, including rail grinding, are also expensed as incurred, while costs incurred that extend the useful life of an asset, improve the safety of our operations or improve operating efficiency are capitalized.

Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease.

12. Accounts Payable and Other Current Liabilities

Millions	***Dec. 31, 2010***	*Dec. 31, 2009*
Accounts payable	**$ 677**	$ 612
Dividends and interest	**383**	347
Accrued wages and vacation	**357**	339
Income and other taxes	**337**	224
Accrued casualty costs	**325**	379
Equipment rents payable	**86**	89
Other	**548**	480
Total accounts payable and other current liabilities	**$ 2,713**	$ 2,470

13. Financial Instruments

Strategy and Risk – We may use derivative financial instruments in limited instances for other than trading purposes to assist in managing our overall exposure to fluctuations in interest rates and fuel prices. We are not a party to leveraged derivatives and, by policy, do not use derivative financial instruments for speculative purposes. Derivative financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. We formally document the nature and relationships between the hedging instruments and hedged items at inception, as well as our risk-management objectives, strategies for undertaking the various hedge transactions, and method of assessing hedge effectiveness. Changes in the fair market value of derivative financial instruments that do not qualify for hedge accounting are charged to earnings. We may use swaps, collars, futures, and/or forward contracts to mitigate the risk of adverse movements in interest rates and fuel prices; however, the use of these derivative financial instruments may limit future benefits from favorable interest rate and fuel price movements.

Market and Credit Risk – We address market risk related to derivative financial instruments by selecting instruments with value fluctuations that highly correlate with the underlying hedged item. We manage credit risk related to derivative financial instruments, which is minimal, by requiring high credit standards for counterparties and periodic settlements. At December 31, 2010 and 2009, we were not required to provide collateral, nor had we received collateral, relating to our hedging activities.

Determination of Fair Value – We determine the fair values of our derivative financial instrument positions based upon current fair values as quoted by recognized dealers or the present value of expected future cash flows.

Interest Rate Fair Value Hedges – We manage our overall exposure to fluctuations in interest rates by adjusting the proportion of fixed and floating rate debt instruments within our debt portfolio over a given period. We generally manage the mix of fixed and floating rate debt through the issuance of targeted amounts of each as debt matures or as we require incremental borrowings. We employ derivatives, primarily swaps, as one of the tools to obtain the targeted mix. In addition, we also obtain flexibility in managing interest costs and the interest rate mix within our debt portfolio by evaluating the issuance of and managing outstanding callable fixed-rate debt securities.

Swaps allow us to convert debt from fixed rates to variable rates and thereby hedge the risk of changes in the debt's fair value attributable to the changes in interest rates. We account for swaps as fair value hedges using the short-cut method; therefore, we do not record any ineffectiveness within our Consolidated Financial Statements.

The following is a summary of our interest rate derivatives qualifying as fair value hedges:

Millions, Except Percentages	***2010***	*2009*
Amount of debt hedged	$ -	$ 250
Percentage of total debt portfolio	-	3%
Gross fair value asset position	$ -	$ 15

We recognized the fair value as a Level 2 valuation. A Level 2 valuation is defined as observable market-based inputs or unobservable inputs that are corroborated by market data.

On February 25, 2010, we elected to terminate an interest rate swap agreement with a notional amount of $250 million prior to the scheduled maturity and received cash of $20 million (which is comprised of $16 million for the fair value of the swap that was terminated and $4 million of accrued but unpaid interest receivable). We designated the swap agreement as a fair value hedge, and as such the unamortized adjustment to debt for the change in fair value of the swap remains classified as debt due after one year in our Consolidated Statements of Financial Position and will be amortized as a reduction to interest expense through April 15, 2012. As of December 31, 2010, we do not have any interest rate fair value hedges outstanding.

Interest Rate Cash Flow Hedges – We report changes in the fair value of cash flow hedges in accumulated other comprehensive loss until the hedged item affects earnings. At December 31, 2010 and 2009, we had reductions of $3 million recorded as an accumulated other comprehensive loss that is being amortized on a straight-line basis through September 30, 2014. As of December 31, 2010 and 2009, we had no interest rate cash flow hedges outstanding.

Earnings Impact – Our use of derivative financial instruments had the following impact on pre-tax income for the years ended December 31:

Millions	***2010***	*2009*	*2008*
Decrease in interest expense from interest rate hedging	$ 2	$ 8	$ 1
Decrease in fuel expense from fuel derivatives	-	-	1
Increase in pre-tax income	$ 2	$ 8	$ 2

Fair Value of Debt Instruments – The fair value of our short- and long-term debt was estimated using quoted market prices, where available, or current borrowing rates. At December 31, 2010, the fair value of total debt was $10.4 billion, approximately $1.2 billion more than the carrying value. At December 31, 2009, the fair value of total debt was $10.8 billion, approximately $945 million more than the carrying value. At December 31, 2010 and 2009, approximately $303 million and $320 million, respectively, of fixed-rate debt securities contained call provisions that allowed us to retire the debt instruments prior to final maturity, with the payment of fixed call premiums, or in certain cases, at par.

14. Debt

Total debt as of December 31, 2010 and 2009, net of interest rate swaps designated as fair value hedges, is summarized below:

Millions	***2010***	*2009*
Notes and debentures, 3.0% to 7.9% due through 2054 [a]	**$ 6,886**	$ 7,277
Capitalized leases, 4.7% to 9.3% due through 2028	**1,909**	2,061
Equipment obligations, 6.2% to 8.1% due through 2031	**183**	219
Tax-exempt financings, 2.3% to 5.7% due through 2026	**162**	182
Floating rate term loan, due through 2013	**100**	100
Receivables securitization facility (Note 10)	**100**	-
Mortgage bonds, 4.8% due through 2030	**58**	58
Medium-term notes, 9.2% to 10.0% due through 2020	**42**	61
Unamortized discount	**(198)**	(110)
Total debt [a]	**9,242**	9,848
Less: current portion	**(239)**	(212)
Total long-term debt	**$ 9,003**	$ 9,636

[a] *2010 and 2009 included a write-up of $0 million and $15 million, respectively, due to market value adjustments for debt with qualifying fair value hedges that are recorded on the Consolidated Statements of Financial Position.*

Debt Maturities – The following table presents aggregate debt maturities as of December 31, 2010, excluding market value adjustments.

Millions	
2011	$ 339
2012	646
2013	774
2014	794
2015	456
Thereafter	6,233
Total debt	$ 9,242

As of December 31, 2010, we have reclassified as long-term debt approximately $100 million of debt due within one year that we intend to refinance. This reclassification reflects our ability and intent to refinance any short-term borrowings and certain current maturities of long-term debt on a long-term basis. At December 31, 2009, we reclassified as long-term debt approximately $320 million of debt due within one year that we intended to refinance at that time.

Mortgaged Properties – Equipment with a carrying value of approximately $3.2 billion and $3.4 billion at December 31, 2010 and 2009, respectively, served as collateral for capital leases and other types of equipment obligations in accordance with the secured financing arrangements utilized to acquire such railroad equipment.

As a result of the merger of Missouri Pacific Railroad Company (MPRR) with and into UPRR on January 1, 1997, and pursuant to the underlying indentures for the MPRR mortgage bonds, UPRR must maintain the same value of assets after the merger in order to comply with the security requirements of the mortgage bonds. As of the merger date, the value of the MPRR assets that secured the mortgage bonds was approximately $6.0 billion. In accordance with the terms of the indentures, this collateral value must be maintained during the entire term of the mortgage bonds irrespective of the outstanding balance of such bonds.

Credit Facilities – On December 31, 2010, we had $1.9 billion of credit available under our revolving credit facility (the facility). The facility is designated for general corporate purposes and supports the issuance of commercial paper. We did not draw on the facility during 2010. Commitment fees and interest rates payable under the facility are similar to fees and rates available to comparably rated, investment-grade borrowers. The facility allows for borrowings at floating rates based on London Interbank Offered

Rates, plus a spread, depending upon our senior unsecured debt ratings. The facility requires us to maintain a debt-to-net-worth coverage ratio as a condition to making a borrowing. At December 31, 2010, and December 31, 2009 (and at all times during these periods), we were in compliance with this covenant.

The definition of debt used for purposes of calculating the debt-to-net-worth coverage ratio includes, among other things, certain credit arrangements, capital leases, guarantees and unfunded and vested pension benefits under Title IV of ERISA. At December 31, 2010, the debt-to-net-worth coverage ratio allowed us to carry up to $35.5 billion of debt (as defined in the facility), and we had $9.7 billion of debt (as defined in the facility) outstanding at that date. Under our current capital plans, we expect to continue to satisfy the debt-to-net-worth coverage ratio; however, many factors beyond our reasonable control could affect our ability to comply with this provision in the future. The facility does not include any other financial restrictions, credit rating triggers (other than rating-dependent pricing), or any other provision that could require us to post collateral. The facility also includes a $75 million cross-default provision and a change-of-control provision. The facility will expire in April 2012 in accordance with its term, and we currently intend to replace the facility with a substantially similar credit agreement on or before the expiration date, which is consistent with our past practices with respect to our credit facilities.

During 2010, we did not issue or repay any commercial paper and, at December 31, 2010, we had no commercial paper outstanding. Outstanding commercial paper balances are supported by our revolving credit facility but do not reduce the amount of borrowings available under the facility.

Dividend Restrictions – Our revolving credit facility includes a debt-to-net worth covenant (discussed in the Credit Facilities section above) that, under certain circumstances, restricts the payment of cash dividends to our shareholders. The amount of retained earnings available for dividends was $12.9 billion and $11.6 billion at December 31, 2010 and 2009, respectively.

Shelf Registration Statement and Significant New Borrowings – We filed a new shelf registration statement, which became effective February 10, 2010. Our Board of Directors authorized the issuance of up to $3 billion of debt securities, replacing the $2.25 billion of authority remaining under our shelf registration filed in March 2007. Under the shelf registration, we may issue, from time to time, any combination of debt securities, preferred stock, common stock, or warrants for debt securities or preferred stock in one or more offerings.

During 2010, we issued the following unsecured, fixed-rate debt securities under our current shelf registration:

Date	*Description of Securities*
August 2, 2010	$500 million of 4.00% Notes due February 1, 2021

The net proceeds from the offering were used for general corporate purposes, including the repurchase of common stock pursuant to our share repurchase program. These debt securities include change-of-control provisions.

We have no immediate plans to issue equity securities; however, we will continue to explore opportunities to replace existing debt or access capital through issuances of debt securities under our shelf registration, and, therefore, we may issue additional debt securities at any time. At December 31, 2010, we had remaining authority to issue up to $2.5 billion of debt securities under our shelf registration.

Debt Exchange – On July 14, 2010, we exchanged $376 million of 7.875% notes due in 2019 (Existing Notes) for 5.78% notes (New Notes) due July 15, 2040, plus cash consideration of approximately $96 million and $15 million for accrued and unpaid interest on the Existing Notes. The cash consideration, recorded as an adjustment to the carrying value of debt, and the balance of the unamortized discount and issue costs from the Existing Notes are being amortized as an adjustment of interest expense over the term of the New Notes. No gain or loss was recognized as a result of the exchange. Costs related to the debt exchange that were payable to parties other than the debt holders totaled approximately $2 million and were included in interest expense during the third quarter.

Debt Redemptions – On March 22, 2010, we redeemed $175 million of our 6.5% notes due April 15, 2012. The redemption resulted in an early extinguishment charge of $16 million in the first quarter of

2010. On November 1, 2010, we redeemed all $400 million of our outstanding 6.65% notes due January 15, 2011. The redemption resulted in a $5 million early extinguishment charge.

Receivables Securitization Facility – At December 31, 2010, we have recorded $100 million as secured debt under our receivables securitization facility. (See further discussion of our receivables securitization facility in Note 10.)

15. Variable Interest Entities

We have entered into various lease transactions in which the structure of the leases contain variable interest entities (VIEs). These VIEs were created solely for the purpose of doing lease transactions (principally involving railroad equipment and facilities) and have no other activities, assets or liabilities outside of the lease transactions. Within these lease arrangements, we have the right to purchase some or all of the assets at fixed prices. Depending on market conditions, fixed-price purchase options available in the leases could potentially provide benefits to us; however, these benefits are not expected to be significant.

We maintain and operate the assets based on contractual obligations within the lease arrangements, which set specific guidelines consistent within the railroad industry. As such, we have no control over activities that could materially impact the fair value of the leased assets. We do not hold the power to direct the activities of the VIEs and, therefore, do not control the ongoing activities that have a significant impact on the economic performance of the VIEs. Additionally, we do not have the obligation to absorb losses of the VIEs or the right to receive benefits of the VIEs that could potentially be significant to the VIEs.

We are not considered to be the primary beneficiary and do not consolidate these VIEs because our actions and decisions do not have the most significant effect on the VIE's performance and our fixed-price purchase price options are not considered to be potentially significant to the VIE's. The future minimum lease payments associated with the VIE leases totaled $4.2 billion as of December 31, 2010.

16. Leases

We lease certain locomotives, freight cars, and other property. The Consolidated Statement of Financial Position as of December 31, 2010 and 2009 included $2,520 million, net of $901 million of accumulated depreciation, and $2,754 million, net of $927 million of accumulated depreciation, respectively, for properties held under capital leases. A charge to income resulting from the depreciation for assets held under capital leases is included within depreciation expense in our Consolidated Statements of Income. Future minimum lease payments for operating and capital leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2010, were as follows:

Millions	*Operating Leases*	*Capital Leases*
2011	$ 613	$ 311
2012	526	251
2013	461	253
2014	382	261
2015	340	262
Later years	2,599	1,355
Total minimum lease payments	$ 4,921	$ 2,693
Amount representing interest	N/A	(784)
Present value of minimum lease payments	N/A	$ 1,909

The majority of capital lease payments relate to locomotives. Rent expense for operating leases with terms exceeding one month was $624 million in 2010, $686 million in 2009, and $747 million in 2008. When cash rental payments are not made on a straight-line basis, we recognize variable rental expense on a straight-line basis over the lease term. Contingent rentals and sub-rentals are not significant.

17. Commitments and Contingencies

Asserted and Unasserted Claims – Various claims and lawsuits are pending against us and certain of our subsidiaries. We cannot fully determine the effect of all asserted and unasserted claims on our consolidated results of operations, financial condition, or liquidity; however, to the extent possible, where asserted and unasserted claims are considered probable and where such claims can be reasonably estimated, we have recorded a liability. We do not expect that any known lawsuits, claims, environmental costs, commitments, contingent liabilities, or guarantees will have a material adverse effect on our consolidated results of operations, financial condition, or liquidity after taking into account liabilities and insurance recoveries previously recorded for these matters.

Personal Injury – The cost of personal injuries to employees and others related to our activities is charged to expense based on estimates of the ultimate cost and number of incidents each year. We use an actuarial analysis to measure the expense and liability, including unasserted claims. The Federal Employers' Liability Act (FELA) governs compensation for work-related accidents. Under FELA, damages are assessed based on a finding of fault through litigation or out-of-court settlements. We offer a comprehensive variety of services and rehabilitation programs for employees who are injured at work.

Our personal injury liability is discounted to present value using applicable U.S. Treasury rates. Approximately 88% of the recorded liability related to asserted claims, and approximately 12% related to unasserted claims at December 31, 2010. Because of the uncertainty surrounding the ultimate outcome of personal injury claims, it is reasonably possible that future costs to settle these claims may range from approximately $426 million to $464 million. We record an accrual at the low end of the range as no amount of loss is more probable than any other. Our personal injury liability activity was as follows:

Millions	***2010***	*2009*	*2008*
Beginning balance	**$ 545**	$ 621	$ 593
Current year accruals	**155**	174	226
Changes in estimates for prior years	**(101)**	(95)	(25)
Payments	**(173)**	(155)	(173)
Ending balance at December 31	**$ 426**	$ 545	$ 621
Current portion, ending balance at December 31	**$ 140**	$ 158	$ 186

Asbestos – We are a defendant in a number of lawsuits in which current and former employees and other parties allege exposure to asbestos. We assess our potential liability using a statistical analysis of resolution costs for asbestos-related claims. This liability is updated annually and excludes future defense and processing costs. The liability for resolving both asserted and unasserted claims was based on the following assumptions:

- The ratio of future claims by alleged disease would be consistent with historical averages.
- The number of claims filed against us will decline each year.
- The average settlement values for asserted and unasserted claims will be equivalent to historical averages.
- The percentage of claims dismissed in the future will be equivalent to historical averages.

Our liability for asbestos-related claims is not discounted to present value due to the uncertainty surrounding the timing of future payments. Approximately 22% of the recorded liability related to asserted claims and approximately 78% related to unasserted claims at December 31, 2010. Because of the uncertainty surrounding the ultimate outcome of asbestos-related claims, it is reasonably possible that future costs to settle these claims may range from approximately $162 million to $178 million. We record an accrual at the low end of the range as no amount of loss is more probable than any other. In conjunction with the liability update performed in 2010, we also reassessed estimated insurance recoveries. We have recognized an asset for estimated insurance recoveries at December 31, 2010 and 2009. Our asbestos-related liability activity was as follows:

Millions	***2010***	*2009*	*2008*
Beginning balance	**$ 174**	$ 213	$ 265
Accruals/(credits)	**(1)**	(25)	(42)
Payments	**(11)**	(14)	(10)
Ending balance at December 31	**$ 162**	$ 174	$ 213
Current portion, ending balance at December 31	**$ 12**	$ 13	$ 12

We believe that our estimates of liability for asbestos-related claims and insurance recoveries are reasonable and probable. The amounts recorded for asbestos-related liabilities and related insurance recoveries were based on currently known facts. However, future events, such as the number of new claims to be filed each year, average settlement costs, and insurance coverage issues, could cause the actual costs and insurance recoveries to be higher or lower than the projected amounts. Estimates also may vary in the future if strategies, activities, and outcomes of asbestos litigation materially change; federal and state laws governing asbestos litigation increase or decrease the probability or amount of compensation of claimants; and there are material changes with respect to payments made to claimants by other defendants.

Environmental – We are subject to federal, state, and local environmental laws and regulations. We identified 294 sites at which we are or may be liable for remediation costs associated with alleged contamination or for violations of environmental requirements. This includes 31 sites that are the subject of actions taken by the U.S. government, 17 of which are currently on the Superfund National Priorities List. Certain federal legislation imposes joint and several liability for the remediation of identified sites; consequently, our ultimate environmental liability may include costs relating to activities of other parties, in addition to costs relating to our own activities at each site.

When we identify an environmental issue with respect to property owned, leased, or otherwise used in our business, we and our consultants perform environmental assessments on the property. We expense the cost of the assessments as incurred. We accrue the cost of remediation where our obligation is probable and we can reasonably estimate such costs. We do not discount our environmental liabilities when the timing of the anticipated cash payments is not fixed or readily determinable. At December 31, 2010, approximately 5% of our environmental liability was discounted at 2.8%, while approximately 12% of our environmental liability was discounted at 3.4% at December 31, 2009. Our environmental liability activity was as follows:

Millions	***2010***	*2009*	*2008*
Beginning balance	**$ 217**	$ 209	$ 209
Accruals	**57**	49	46
Payments	**(61)**	(41)	(46)
Ending balance at December 31	**$ 213**	$ 217	$ 209
Current portion, ending balance at December 31	**$ 74**	$ 82	$ 58

The environmental liability includes future costs for remediation and restoration of sites, as well as ongoing monitoring costs, but excludes any anticipated recoveries from third parties. Cost estimates are based on information available for each site, financial viability of other potentially responsible parties, and existing technology, laws, and regulations. The ultimate liability for remediation is difficult to determine because of the number of potentially responsible parties, site-specific cost sharing arrangements with other potentially responsible parties, the degree of contamination by various wastes, the scarcity and quality of volumetric data related to many of the sites, and the speculative nature of remediation costs. Estimates of liability may vary over time due to changes in federal, state, and local laws governing environmental remediation. Current obligations are not expected to have a material adverse effect on our consolidated results of operations, financial condition, or liquidity.

Guarantees – At December 31, 2010, we were contingently liable for $382 million in guarantees. We have recorded a liability of $3 million for the fair value of these obligations as of December 31, 2010 and 2009. We entered into these contingent guarantees in the normal course of business, and they include guaranteed obligations related to our headquarters building, equipment financings, and affiliated operations. The final guarantee expires in 2022. We are not aware of any existing event of default that would require us to satisfy these guarantees. We do not expect that these guarantees will have a material adverse effect on our consolidated financial condition, results of operations, or liquidity.

Indemnities – Our maximum potential exposure under indemnification arrangements, including certain tax indemnifications, can range from a specified dollar amount to an unlimited amount, depending on the nature of the transactions and the agreements. Due to uncertainty as to whether claims will be made or how they will be resolved, we cannot reasonably determine the probability of an adverse claim or reasonably estimate any adverse liability or the total maximum exposure under these indemnification arrangements. We do not have any reason to believe that we will be required to make any material payments under these indemnity provisions.

18. Share Repurchase Program

On May 1, 2008, our Board of Directors authorized the repurchase of 40 million common shares by March 31, 2011. Management's assessments of market conditions and other pertinent facts guide the timing and volume of all repurchases. Any share repurchases under this program are expected to be funded through cash generated from operations, the sale or lease of various operating and non-operating properties, debt issuances, and cash on hand. Repurchased shares are recorded in treasury stock at cost, which includes any applicable commissions and fees.

	Number of Shares Purchased		*Average Price Paid*	
	2010	*2009*	***2010***	*2009*
First quarter	**-**	-	**$ -**	$ -
Second quarter	**6,496,400**	-	**71.74**	-
Third quarter	**7,643,400**	-	**73.19**	-
Fourth quarter	**2,500,596**	-	**89.39**	-
Total	**16,640,396**	-	**$ 75.06**	$ -
Remaining number of shares that may yet be repurchased				15,936,694

Subsequent Event – On February 3, 2011, our Board of Directors authorized us to repurchase up to 40 million additional shares of our common stock under a new program effective from April 1, 2011 through March 31, 2014.

19. Selected Quarterly Data (Unaudited)

Millions, Except Per Share Amounts				
2010	*Mar. 31*	*Jun. 30*	*Sep. 30*	*Dec. 31*
Operating revenues	$ 3,965	$ 4,182	$ 4,408	$ 4,410
Operating income	988	1,279	1,401	1,313
Net income	516	711	778	775
Net income per share:				
Basic	1.02	1.42	1.58	1.58
Diluted	1.01	1.40	1.56	1.56

Millions, Except Per Share Amounts				
2009	*Mar. 31*	*Jun. 30*	*Sep. 30*	*Dec. 31*
Operating revenues	$ 3,415	$ 3,303	$ 3,671	$ 3,754
Operating income	671	748	961	999
Net income	362	465	514	549
Net income per share:				
Basic	0.72	0.92	1.02	1.09
Diluted	0.72	0.92	1.01	1.08

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

As of the end of the period covered by this report, the Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's Chief Executive Officer (CEO) and Executive Vice President – Finance and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Based upon that evaluation, the CEO and the CFO concluded that, as of the end of the period covered by this report, the Corporation's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that such information is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Additionally, the CEO and CFO determined that there have been no changes to the Corporation's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Union Pacific Corporation and Subsidiary Companies (the Corporation) is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). The Corporation's internal control system was designed to provide reasonable assurance to the Corporation's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Corporation's management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on our assessment, management believes that, as of December 31, 2010, the Corporation's internal control over financial reporting is effective based on those criteria.

The Corporation's independent registered public accounting firm has issued an attestation report on the effectiveness of the Corporation's internal control over financial reporting. This report appears on the next page.

February 3, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Union Pacific Corporation, its Directors, and Shareholders:

We have audited the internal control over financial reporting of Union Pacific Corporation and Subsidiary Companies (the Corporation) as of December 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010 of the Corporation and our report dated February 4, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte & Touche LLP

Omaha, Nebraska
February 4, 2011

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

(a) Directors of Registrant.

Information as to the names, ages, positions and offices with UPC, terms of office, periods of service, business experience during the past five years and certain other directorships held by each director or person nominated to become a director of UPC is set forth in the Election of Directors segment of the Proxy Statement and is incorporated herein by reference.

Information concerning our Audit Committee and the independence of its members, along with information about the audit committee financial expert(s) serving on the Audit Committee, is set forth in the Audit Committee segment of the Proxy Statement and is incorporated herein by reference.

(b) Executive Officers of Registrant.

Information concerning the executive officers of UPC and its subsidiaries is presented in Part I of this report under Executive Officers of the Registrant and Principal Executive Officers of Subsidiaries.

(c) Section 16(a) Compliance.

Information concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 is set forth in the Section 16(a) Beneficial Ownership Reporting Compliance segment of the Proxy Statement and is incorporated herein by reference.

(d) Code of Ethics for Chief Executive Officer and Senior Financial Officers of Registrant.

The Board of Directors of UPC has adopted the UPC Code of Ethics for the Chief Executive Officer and Senior Financial Officers (the Code). A copy of the Code may be found on the Internet at our website www.up.com/investors/governance. We intend to disclose any amendments to the Code or any waiver from a provision of the Code on our website.

Item 11. Executive Compensation

Information concerning compensation received by our directors and our named executive officers is presented in the Compensation Discussion and Analysis, Summary Compensation Table, Grants of Plan-Based Awards in Fiscal Year 2010, Outstanding Equity Awards at 2010 Fiscal Year-End, Option Exercises and Stock Vested in Fiscal Year 2010, Pension Benefits at 2010 Fiscal Year-End, Nonqualified Deferred Compensation at 2010 Fiscal Year-End, Potential Payments Upon Termination or Change in Control and Director Compensation in Fiscal Year 2010 segments of the Proxy Statement and is incorporated herein by reference. Additional information regarding compensation of directors, including Board committee members, is set forth in the By-Laws of UPC and the Stock Unit Grant and Deferred Compensation Plan for the Board of Directors, both of which are included as exhibits to this report. Information regarding the Compensation Committee is set forth in the Compensation Committee Interlocks and Insider Participation and Compensation Committee Report segments of the Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information as to the number of shares of our equity securities beneficially owned by each of our directors and nominees for director, our named executive officers, our directors and executive officers as a group, and certain beneficial owners is set forth in the Security Ownership of Certain Beneficial Owners and Management segment of the Proxy Statement and is incorporated herein by reference.

The following table summarizes the equity compensation plans under which Union Pacific Corporation common stock may be issued as of December 31, 2010:

	Column (a)	*Column (b)*	*Column (c)*
Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights*	*Weighted-average exercise price of outstanding options, warrants and rights*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))*
Equity compensation plans approved by security holders	11,585,181 [1]	$ 43.85 [2]	32,904,291
Total	11,585,181	$ 43.85	32,904,291

[1] Includes 1,769,732 retention units that do not have an exercise price. Does not include 2,044,285 retention shares that have been issued and are outstanding.

[2] Does not include the retention units or retention shares described above in footnote 1.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information on related transactions is set forth in the Certain Relationships and Related Transactions and Compensation Committee Interlocks and Insider Participation segments of the Proxy Statement and is incorporated herein by reference. We do not have any relationship with any outside third party that would enable such a party to negotiate terms of a material transaction that may not be available to, or available from, other parties on an arm's-length basis.

Information regarding the independence of our directors is set forth in the Director Independence segment of the Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information concerning the fees billed by our independent registered public accounting firm and the nature of services comprising the fees for each of the two most recent fiscal years in each of the following categories: (i) audit fees, (ii) audit-related fees, (iii) tax fees, and (iv) all other fees, is set forth in the Independent Registered Public Accounting Firm's Fees and Services segment of the Proxy Statement and is incorporated herein by reference.

Information concerning our Audit Committee's policies and procedures pertaining to pre-approval of audit and non-audit services rendered by our independent registered public accounting firm is set forth in the Audit Committee segment of the Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Financial Statements, Financial Statement Schedules, and Exhibits:

(1) Financial Statements

The financial statements filed as part of this filing are listed on the index to the Financial Statements and Supplementary Data, Item 8, on page 49.

(2) Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts

Schedules not listed above have been omitted because they are not applicable or not required or the information required to be set forth therein is included in the Financial Statements and Supplementary Data, Item 8, or notes thereto.

(3) Exhibits

Exhibits are listed in the exhibit index beginning on page 91. The exhibits include management contracts, compensatory plans and arrangements required to be filed as exhibits to the Form 10-K by Item 601 (10) (iii) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 4th day of February, 2011.

UNION PACIFIC CORPORATION

By /s/ James R. Young
James R. Young,
Chairman, President, Chief
Executive Officer, and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below, on this 4th day of February, 2011, by the following persons on behalf of the registrant and in the capacities indicated.

PRINCIPAL EXECUTIVE OFFICER
AND DIRECTOR:

/s/ James R. Young
James R. Young,
Chairman, President, Chief
Executive Officer, and Director

PRINCIPAL FINANCIAL OFFICER:

/s/ Robert M. Knight, Jr.
Robert M. Knight, Jr.,
Executive Vice President - Finance
and Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

/s/ Jeffrey P. Totusek
Jeffrey P. Totusek,
Vice President and Controller

DIRECTORS:

Andrew H. Card, Jr.*
Erroll B. Davis, Jr.*
Thomas J. Donohue*
Archie W. Dunham*
Judith Richards Hope*
Charles C. Krulak*

Michael R. McCarthy*
Michael W. McConnell*
Thomas F. McLarty III*
Steven R. Rogel*
Jose H. Villarreal*

* By /s/ James J. Theisen, Jr.
James J. Theisen, Jr., Attorney-in-fact

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Union Pacific Corporation and Subsidiary Companies

Millions, for the Years Ended December 31,	***2010***	*2009*	*2008*
Allowance for doubtful accounts:			
Balance, beginning of period	**$ 70**	$ 105	$ 75
Charges/(reduction) to expense	**(6)**	2	23
Net recoveries/(write-offs)	**(8)**	(37)	7
Balance, end of period	**$ 56**	$ 70	$ 105
Allowance for doubtful accounts are presented in the Consolidated Statements of Financial Position as follows:			
Current	**$ 5**	$ 3	$ 10
Long-term	**51**	67	95
Balance, end of period	**$ 56**	$ 70	$ 105
Accrued casualty costs:			
Balance, beginning of period	**$ 1,086**	$ 1,206	$ 1,170
Charges to expense	**186**	199	322
Cash payments and other reductions	**(367)**	(319)	(286)
Balance, end of period	**$ 905**	$ 1,086	$ 1,206
Accrued casualty costs are presented in the Consolidated Statements of Financial Position as follows:			
Current	**$ 325**	$ 379	$ 390
Long-term	**580**	707	816
Balance, end of period	**$ 905**	$ 1,086	$ 1,206

UNION PACIFIC CORPORATION
Exhibit Index

Exhibit No.	Description
Filed with this Statement	
10(a)	Form of 2011 Long Term Plan Stock Unit Agreement dated February 3, 2011.
10(b)	Form of Stock Unit Agreement for Executives dated February 3, 2011.
10(c)	Form of Non-Qualified Stock Option Agreement for Executives dated February 3, 2011.
10(d)	Deferred Compensation Plan (409A Non-Grandfathered Component) of Union Pacific Corporation, effective as January 1, 2009 as amended December 30, 2010.
10(e)	Union Pacific Corporation Key Employee Continuity Plan, dated as of November 16, 2000, as amended and restated effective as of January 1, 2009, as amended February 3, 2011.
12	Ratio of Earnings to Fixed Charges.
21	List of the Corporation's significant subsidiaries and their respective states of incorporation.
23	Independent Registered Public Accounting Firm's Consent.
24	Powers of attorney executed by the directors of UPC.
31(a)	Certifications Pursuant to Rule 13a-14(a), of the Exchange Act, as Adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - James R. Young.
31(b)	Certifications Pursuant to Rule 13a-14(a), of the Exchange Act, as Adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - Robert M. Knight, Jr.
32	Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - James R. Young and Robert M. Knight, Jr.
101	eXtensible Business Reporting Language (XBRL) documents submitted electronically: 101.INS (XBRL Instance Document), 101.SCH (XBRL Taxonomy Extension Schema Document), 101.CAL (XBRL Calculation Linkbase Document), 101.LAB (XBRL Taxonomy Label Linkbase Document), 101.DEF (XBRL Taxonomy Definition Linkbase Document) and 101.PRE (XBRL Taxonomy Presentation Linkbase Document). The following financial and related information from Union Pacific Corporation's Annual Report on Form 10-K for the year ended December 31, 2010 (filed with the SEC on February 4, 2011), is formatted in XBRL and submitted electronically herewith: (i) Consolidated Statements of Income for the years ended December 31, 2010, 2009 and 2008, (ii) Consolidated Statements of Financial Position at December 31, 2010 and December 31, 2009, (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008, (iv) Consolidated Statements of Changes in Common Shareholders' Equity for the years ended December 31, 2010, 2009 and 2008, and (v) the Notes to the Consolidated Financial Statements.

Incorporated by Reference

3(a)	By-Laws of UPC, as amended, effective May 14, 2009, are incorporated herein by reference to Exhibit 3.2 to the Corporation's Current Report on Form 8-K dated May 15, 2009.
3(b)	Revised Articles of Incorporation of UPC, as amended through May 1, 2008, are incorporated herein by reference to Exhibit 3(a) to the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.
4(a)	Indenture, dated as of December 20, 1996, between UPC and Wells Fargo Bank, National Association, as successor to Citibank, N.A., as Trustee, is incorporated herein by reference to Exhibit 4.1 to UPC's Registration Statement on Form S-3 (No. 333-18345).
4(b)	Indenture, dated as of April 1, 1999, between UPC and The Bank of New York, as successor to JP Morgan Chase Bank, formerly The Chase Manhattan Bank, as Trustee, is incorporated herein by reference to Exhibit 4.2 to UPC's Registration Statement on Form S-3 (No. 333-75989).
4(c)	Form of Debt Security (Note) is incorporated herein by reference to Exhibit 4.1 to the Corporation's Current Report on Form 8-K, dated August 2, 2010.
	Certain instruments evidencing long-term indebtedness of UPC are not filed as exhibits because the total amount of securities authorized under any single such instrument does not exceed 10% of the Corporation's total consolidated assets. UPC agrees to furnish the Commission with a copy of any such instrument upon request by the Commission.
10(f)	Supplemental Thrift Plan (409A Non-Grandfathered Component) of Union Pacific Corporation, effective as of January 1, 2009 is incorporated herein by reference to Exhibit 10(c) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008.
10(g)	Supplemental Thrift Plan (409A Grandfathered Component) of Union Pacific Corporation, as amended and restated in its entirety, effective as of January 1, 2009 is incorporated herein by reference to Exhibit 10(d) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008.
10(h)	Supplemental Pension Plan for Officers and Managers (409A Non-Grandfathered Component) of Union Pacific Corporation and Affiliates, as amended and restated in its entirety effective as of January 1, 1989, including all amendments adopted through January 1, 2009 is incorporated herein by reference to Exhibit 10(e) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008.
10(i)	Supplemental Pension Plan for Officers and Managers (409A Grandfathered Component) of Union Pacific Corporation and Affiliates, as amended and restated in its entirety effective as of January 1, 1989, including all amendments adopted through January 1, 2009 is incorporated herein by reference to Exhibit 10(f) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008.
10(j)	Union Pacific Corporation Executive Incentive Plan, effective May 5, 2005, amended and restated effective January 1, 2009 is incorporated herein by reference to Exhibit 10(g) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008.

10(k)	Deferred Compensation Plan (409A Grandfathered Component) of Union Pacific Corporation, as amended and restated in its entirety, effective as January 1, 2009 is incorporated herein by reference to Exhibit 10(i) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008.
10(l)	Union Pacific Corporation 2000 Directors Plan, effective as of April 21, 2000, as amended November 16, 2006, January 30, 2007 and January 1, 2009 is incorporated herein by reference to Exhibit 10(j) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008.
10(m)	Union Pacific Corporation Stock Unit Grant and Deferred Compensation Plan for the Board of Directors (409A Non-Grandfathered Component), effective as of January 1, 2009 is incorporated herein by reference to Exhibit 10(k) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008.
10(n)	Union Pacific Corporation Stock Unit Grant and Deferred Compensation Plan for the Board of Directors (409A Grandfathered Component), as amended and restated in its entirety, effective as of January 1, 2009 is incorporated herein by reference to Exhibit 10(l) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008.
10(o)	2008 Long Term Plan Amended and Restated Stock Unit Agreement is incorporated herein by reference to Exhibit 10(q) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008.
10(p)	The 1993 Stock Option and Retention Stock Plan of UPC, as amended November 16, 2006, is incorporated herein by reference to Exhibit 10 to the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.
10(q)	UPC 2001 Stock Incentive Plan, as amended November 16, 2006, is incorporated herein by reference to Exhibit 10(e) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2006.
10(r)	Amended and Restated Registration Rights Agreement, dated as of July 12, 1996, among UPC, UP Holding Company, Inc., Union Pacific Merger Co. and Southern Pacific Rail Corporation (SP) is incorporated herein by reference to Annex J to the Joint Proxy Statement/Prospectus included in Post-Effective Amendment No. 2 to UPC's Registration Statement on Form S-4 (No. 33-64707).
10(s)	Agreement, dated September 25, 1995, among UPC, UPRR, Missouri Pacific Railroad Company (MPRR), SP, Southern Pacific Transportation Company (SPT), The Denver & Rio Grande Western Railroad Company (D&RGW), St. Louis Southwestern Railway Company (SLSRC) and SPCSL Corp. (SPCSL), on the one hand, and Burlington Northern Railroad Company (BN) and The Atchison, Topeka and Santa Fe Railway Company (Santa Fe), on the other hand, is incorporated by reference to Exhibit 10.11 to UPC's Registration Statement on Form S-4 (No. 33-64707).
10(t)	Supplemental Agreement, dated November 18, 1995, between UPC, UPRR, MPRR, SP, SPT, D&RGW, SLSRC and SPCSL, on the one hand, and BN and Santa Fe, on the other hand, is incorporated herein by reference to Exhibit 10.12 to UPC's Registration Statement on Form S-4 (No. 33-64707).
10(u)	The Pension Plan for Non-Employee Directors of UPC, as amended January 25, 1996, is incorporated herein by reference to Exhibit 10(w) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 1995.

10(v)	The Executive Life Insurance Plan of UPC, as amended October 1997, is incorporated herein by reference to Exhibit 10(t) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 1997.
10(w)	Charitable Contribution Plan for Non-Employee Directors of Union Pacific Corporation is incorporated herein by reference to Exhibit 10(z) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 1995.
10(x)	Form of Non-Qualified Stock Option Agreement for Executives is incorporated herein by reference to Exhibit 10(a) to the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.
10(y)	Form of 2009 Long Term Plan Stock Unit Agreement is incorporated herein by reference to Exhibit 10(a) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008.
10(z)	Form of 2010 Long Term Plan Stock Unit Agreement is incorporated herein by reference to Exhibit 10(a) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2009.
10(aa)	Form of Non-Qualified Stock Option Agreement for Directors is incorporated herein by reference to Exhibit 10(d) to the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.
10(bb)	Form of Non-Qualified Stock Option Agreement for Executives is incorporated herein by reference to Exhibit 10(c) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005.
10(cc)	Executive Incentive Plan (2005) – Deferred Compensation Program, dated December 21, 2005 is incorporated herein by reference to Exhibit 10(g) to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005.
99	U.S. $1,900,000,000 5-year revolving credit agreement, dated as of April 20, 2007, is incorporated herein by reference to Exhibit 99 to the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios	***2010***	*2009*	*2008*	*2007*	*2006*
Fixed charges:					
Interest expense including					
amortization of debt discount	**$ 602**	$ 600	$ 511	$ 482	$ 477
Portion of rentals representing an interest factor	**136**	155	226	237	243
Total fixed charges	**$ 738**	$ 755	$ 737	$ 719	$ 720
Earnings available for fixed charges:					
Net income	**$ 2,780**	$ 1,890	$ 2,335	$ 1,848	$ 1,598
Equity earnings net of distributions	**(44)**	(42)	(53)	(69)	(59)
Income taxes	**1,653**	1,084	1,316	1,150	914
Fixed charges	**738**	755	737	719	720
Earnings available for fixed charges	**$ 5,127**	$ 3,687	$ 4,335	$ 3,648	$ 3,173
Ratio of earnings to fixed charges	**6.9**	4.9	5.9	5.1	4.4

Exhibit 21

SIGNIFICANT SUBSIDIARIES OF UNION PACIFIC CORPORATION

Name of Corporation	State of Incorporation
Union Pacific Railroad Company	Delaware
Southern Pacific Rail Corporation	Utah

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-Effective Amendment No. 1 to Registration Statement No. 33-12513, Registration Statement No. 33-53968, Registration Statement No. 33-49785, Registration Statement No. 33-49849, Registration Statement No. 33-51071, Registration Statement No. 333-10797, Registration Statement No. 333-13115, Registration Statement No. 333-16563, Registration Statement No. 333-88225, Registration Statement No. 333-88709, Registration Statement No. 333-61856, Registration Statement No. 333-42768, Registration Statement No. 333-106707, Registration Statement No. 333-106708, Registration Statement No. 333-105714, Registration Statement No. 333-105715, Registration Statement No. 333-116003, Registration Statement No. 333-132324, Registration Statement No. 333-155708, Registration Statement No. 333-170209, and Registration Statement No. 333-170208 on Forms S-8 and Registration Statement No. 333-88666, Amendment No. 1 to Registration Statement No. 333-88666, Registration Statement No. 333-111185, Registration Statement No. 333-141084, and Registration Statement No. 333-164842 on Forms S-3 of our reports dated February 4, 2011, relating to the consolidated financial statements and financial statement schedule of Union Pacific Corporation and Subsidiary Companies (the Corporation) and the effectiveness of the Corporation's internal control over financial reporting, appearing in this Annual Report on Form 10-K of Union Pacific Corporation and Subsidiary Companies for the year ended December 31, 2010.



Omaha, Nebraska
February 4, 2011

Exhibit 24

UNION PACIFIC CORPORATION
Powers of Attorney

Each of the undersigned directors of Union Pacific Corporation, a Utah corporation (the Company), do hereby appoint each of James R. Young, Barbara W. Schaefer, and James J. Theisen, Jr. his or her true and lawful attorney-in-fact and agent, to sign on his or her behalf the Company's Annual Report on Form 10-K, for the year ended December 31, 2010, and any and all amendments thereto, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission.

IN WITNESS WHEREOF, the undersigned have executed this Power of Attorney as of February 3, 2011.

/s/ Andrew H. Card, Jr.
Andrew H. Card, Jr.

/s/ Erroll B. Davis, Jr.
Erroll B. Davis, Jr.

/s/ Thomas J. Donohue
Thomas J. Donohue

/s/ Archie W. Dunham
Archie W. Dunham

/s/ Judith Richards Hope
Judith Richards Hope

/s/ Charles C. Krulak
Charles C. Krulak

/s/ Michael R. McCarthy
Michael R. McCarthy

/s/ Michael W. McConnell
Michael W. McConnell

/s/ Thomas F. McLarty III
Thomas F. McLarty III

/s/ Steven R. Rogel
Steven R. Rogel

/s/ Jose H. Villarreal
Jose H. Villarreal

Exhibit 31(a)

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, James R. Young, certify that:

1. I have reviewed this annual report on Form 10-K of Union Pacific Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 4, 2011

/s/ James R. Young
James R. Young
Chairman, President and
Chief Executive Officer

Exhibit 31(b)

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Robert M. Knight, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Union Pacific Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 4, 2011

/s/ Robert M. Knight, Jr.
Robert M. Knight, Jr.
Executive Vice President – Finance and
Chief Financial Officer

Exhibit 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report of Union Pacific Corporation (the Corporation) on Form 10-K for the period ending December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the Report), I, James R. Young, Chairman, President and Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

By: /s/ James R. Young
James R. Young
Chairman, President and
Chief Executive Officer
Union Pacific Corporation

February 4, 2011

A signed original of this written statement required by Section 906 has been provided to the Corporation and will be retained by the Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report of Union Pacific Corporation (the Corporation) on Form 10-K for the period ending December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Robert M. Knight, Jr., Executive Vice President - Finance and Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

By: /s/ Robert M. Knight, Jr.
Robert M. Knight, Jr.
Executive Vice President - Finance and
Chief Financial Officer
Union Pacific Corporation

February 4, 2011

A signed original of this written statement required by Section 906 has been provided to the Corporation and will be retained by the Corporation and furnished to the Securities and Exchange Commission or its staff upon request.